UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 7, 2011

Commission File Number: 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing

the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-                    )

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 OF FRANCE TELECOM (FILE NO. 333-156003) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 8, 2008 AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED BY FRANCE TELECOM.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Half Year 2011 Condensed Consolidated Interim Financial Statements and Operating and Financial Review

Exhibit 99.2	Ratio of Earnings to Fixed Charges

Exhibit 99.3	Statement of Computation of Ratio of Earnings to Fixed Charges

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 7, 2011

France Telecom

By:	/s/ Claire Roblet

Name:	Claire Roblet
Title:	Acting Head of Investor Relations

Exhibit 99.1

Half Year 2011

Condensed Consolidated Interim Financial Statements

and

Operating and Financial Review

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”)) about France Telecom, including, without limitation, certain statements made in Sections 2.1.2 (Summary of results for the first half of 2011), 2.1.4 (Key Events), 2.1.5 (Investment Trends) and 2.5.3 (Litigation and unrecognized contractual commitments). Forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “intends,” “expects,” “may,” “is expected to,” “will,” “should,” “seeks,” “anticipates,” “outlook,” “target,” “objective,” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to France Telecom or not currently considered material by France Telecom, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Forward-looking statements speak only as of the date they are made. Other than as required by law, France Telecom does not undertake any obligation to update them in light of new information or future developments.

Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others:

•

fluctuations in general economic activity levels such as the level of activity in each of the markets in which France Telecom operates;

•

the efficiency of the strategy incorporated in the “Conquests 2015” action plan as well as of the other strategic, operational, and financial plans of France Telecom;

•

France Telecom’s ability to face strong competition within its sector and to adapt to the ongoing transformation of the telecommunications industry;

•

changes in regulatory constraints and results of current litigations;

•

risks and uncertainties specifically related to international operations;

•

exchange rate fluctuations;

•

capital market access conditions; and

•

other risks and uncertainties discussed in Item 3 Key Information—3.D Risk factors of our 2010 Annual Report on Form 20-F.

We urge you to carefully review and consider the various disclosures we make in this document and any documents into which this document may be incorporated, concerning the factors that may affect our business, including the disclosures made in “Item 3 Key information—3.D Risk factors,” “Item 5 Operating and financial review and prospects,” and “Item 11 Quantitative and qualitative disclosures about market risk” in our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission on April 21, 2011, including in the excerpt of France Telecom’s annual registration document contained in Exhibit 15 of such Annual Report on Form 20-F (such Exhibit 15, the “2010 Registration Document”).

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contents

1

Condensed interim consolidated Financial Statements

1

Interim consolidated income statement

1

Statement of comprehensive income

2

Interim consolidated statement of financial position

3

Consolidated statements of changes in shareholders’ equity

5

Consolidated statement of cash flows

8

Segment information

10

Notes to the consolidated financial statement

16

Note 1

Accounting policies

16

1.1

Basis for preparation of the financial statements

16

1.2

Uses of estimates and judgment

16

1.3

New standards and interpretations

16

Note 2

Main acquisitions, disposals and changes in scope of consolidation

18

Note 3

Impairment

18

3.1

Goodwill

18

3.2

Sensitivity of recoverable amounts

19

3.3

Impairment, net of reversals

19

Note 4

Income tax

19

Note 5

Interests in associates

20

Note 6

Other components of the comprehensive income

21

6.1

Actuarial gain/losses on post-employment plans

21

6.2

Assets available for sale

21

6.3

Cash flow and net investment hedges

21

6.4

Cumulative translation adjustment

22

6.5

Corporate income tax on components of other comprehensive income
(excluding items relating to entities accounted for under the equity method)

22

Note 7

Financial assets and liabilities

22

7.1

Net financial debt

22

7.2

Main debt issues and redemptions

23

7.3

Main changes in credit lines

24

7.4

France Telecom’s debt ratings

24

7.5

Management of financial covenants

24

Note 8

Equity

24

8.1

Changes in share capital

24

8.2

Treasury shares

25

8.3

Dividends

25

8.4

Non-controlling interests

26

Note 9

Litigation and unrecognized contractual commitments

27

9.1

Litigation

27

9.2

Unrecognized contractual commitments

29

Note 10

Related party transactions

29

Note 11

Subsequent events

30

France - Orange Cinema Series

30

Iraq - Acquisition of a non-controlling stake in Korek Telecom

30

Evolution of the assets portfolio

30

France Telecom S.A.: distribution of an interim dividend

30

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2

Operating and Financial Review for the first half of 2011

31

2.1

Overview

31

2.1.1

Financial data and workforce information

31

2.1.2

Summary of results for the first half of 2011

32

2.1.3

Impact of regulatory rate changes

33

2.1.4

Key Events

33

2.1.5

Investment Trends

37

2.2

Analysis of the Group’s income statement and capital expenditures

38

2.2.1

From Group revenues to Reported EBITDA

38

2.2.2

From Group Reported EBITDA to operating income

42

2.2.3

From Group operating income to net income

43

2.2.4

From Group net income to comprehensive income

45

2.2.5

Group capital expenditure

46

2.3

Analysis by operating segment

47

Presentation of operating segments

47

Operating data by operating segment

48

2.3.1

France

51

2.3.2

Spain

54

2.3.3

Poland

56

2.3.4

Rest of the World

58

2.3.5

Enterprise

60

2.3.6

International Carriers & Shared Services

62

2.3.7

Additional information about the activities of Everything Everywhere

64

2.4

Cash and financial debt

64

2.4.1

Liquidity and cash flows

65

2.4.2

Financial debt

66

2.5

Additional information

68

2.5.1

Transition from data on a historical basis to data on a comparable basis

68

2.5.2

Additional information by operating segment

71

2.5.3

Litigation and unrecognized contractual commitments

76

2.5.4

Related-party Transactions

76

2.5.5

Subsequent events

76

2.5.6

Financial aggregates not defined by IFRS

77

2.5.7

Financial glossary

81

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1

Condensed interim consolidated Financial Statements

INTERIM CONSOLIDATED INCOME STATEMENT

Amounts in millions of euros (except for per share data)	Note	June 30, 2011	June 30, 2010
Revenues		22,569	22,144
External purchases		(9,640)	(9,162)
Other operating Income		324	276
Other operating expense		(1,225)	(1,080)
Labour expenses		(4,514)	(4,379)
Gain (losses) on disposal and other gains (losses)	2	205	2
Restructuring costs and similar items		(38)	(56)
Depreciation and amortization		(3,399)	(3,042)
Impairment of fixed assets	3	(47)	(1)
Share of profits (losses) of associates	5	(61)	12
Operating Income		4,174	4,714
Cost of gross financial debt		(967)	(1,002)
Income and expense on net debt assets		59	72
Foreign exchange gains (losses)		1	(10)
Other financial Income and expense		(34)	(28)
Finance costs, net		(941)	(968)
Income tax	4	(1,138)	(911)
Consolidated net income after tax of continuing operations		2,095	2,835
Consolidated net income after tax of discontinued operations		-	1,130
Consolidated net income after tax		2,095	3,965
Net income attributable to owners of the parent		1,945	3,725
Non-controlling interests	8	150	240
Earnings per shares (in euros)
Net income of continuing operations attributable to owners of the parent
• basic		0.73	0.98
• diluted		0.73	0.98
Net income of discontinued operations attributable to owners of the parent
• basic		-	0.43
• diluted		-	0.43
Net income attributable to owners of the parent
• basic		0.73	1.41
• diluted		0.73	1.41
The accompanying notes are an integral part of the consolidated financial statements.

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STATEMENT OF COMPREHENSIVE INCOME

(amounts in millions of euros)	Note	June 30, 2011	June 30, 2010
Consolidated net income after tax		2,095	3,965
Actuarial gains and losses on post-employment benefits	6	1	(89)
Income tax relating to items not reclassified	6	(17)	25
Items that will not be reclassified to profit or loss (a)		(16)	(64)
Assets available for sale	6	18	(5)
Cash flow hedges	6	46	108
Net investment hedges	6	(18)	(50)
Exchange differences on translating foreign operations	6	(616)	1,199
Income tax relating to items that may be reclassified	6	(11)	(7)
Share of other comprehensive income in associates		13	(11)
Items that may be reclassified subsequently to profit or loss (b)		(568)	1,234
Other comprehensive income for the year of continuing operations (a)+(b)		(584)	1,170
Cash flow hedges		-	1
Exchange differences on translating foreign operations	6	-	1,023
Other comprehensive income for the year of discontinued operations		-	1,024
Consolidated other comprehensive income for the year		(584)	2,194

Total comprehensive income for the year		1,511	6,159
Total comprehensive income attributable to owners the parent		1,368	5,893
Non-controlling interests		143	266
The accompanying notes are an integral part of the consolidated financial statements.

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INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of euros)	Note	June 30, 2011	December 31, 2010
ASSETS
Goodwill	3	28,751	29,033
Other Intangible assets		10,998	11,302
Property, plant and equipment		24,057	24,756
Interests in associates	5	7,587	8,176
Assets available for sale		133	119
Non-current loans and receivables		1,002	891
Non-current financial assets at fair value through profit or loss		6	96
Non-current hedging derivatives assets		172	328
Other non-current assets		20	21
Deferred tax assets		3,644	4,424
Total non-current assets		76,370	79,146
Inventories		641	708
Trade receivables		5,104	5,596
Current loans and other receivables		861	775
Current financial assets at fair value through profit or loss, excluding cash equivalents		89	758
Current hedging derivatives assets		10	72
Other current assets		2,029	2,346
Current tax assets		57	124
Prepaid expenses		556	323
Cash equivalents		3,947	3,201
Cash		1,048	1,227
Total current assets		14,342	15,130
TOTAL ASSETS		90,712	94,276
The accompanying notes are an integral part of the consolidated financial statements.

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(in millions of euros)	Note	June 30, 2011	December 31, 2010
EQUITY AND LIABILITIES
Share capital		10,596	10,595
Additional paid-in capital		15,731	15,731
Retained earnings		1,842	2,775
Equity attributable to the owners of the parent		28,169	29,101
Non controlling interest		2,030	2,448
Total equity	8	30,199	31,549
Non-current trade payables		455	466
Non-current financial liabilities at amortized cost, excluding trade payables		29,512	31,617
Non-current financial liabilities at fair value through profit or loss		2,147	2,175
Non-current hedging derivatives liabilities		270	250
Non-current employee benefits		1,786	1,826
Non-current provisions		1,094	1,009
Other non-current liabilities		509	528
Deferred tax liabilities		1,166	1,265
Total non-current liabilities		36,939	39,136
Current trade payables		7,718	8,274
Current financial liabilities at amortized cost, excluding trade payables		5,000	4,525
Current financial liabilities at fair value through profit or loss		140	366
Current hedging derivatives liabilities		60	18
Current employee benefits		1,640	1,816
Current provisions		1,494	1,546
Other current liabilities		2,657	2,105
Current tax payables	4	2,438	2,353
Deferred income		2,427	2,588
Total current liabilities		23,574	23,591
TOTAL EQUITY AND LIABILITIES		90,712	94,276
The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(amount in millions of euros)	Note	Number of issued shares	Share capital	Additional paid-in capital	Attributable to owners of the parent			Attributable to non-controlling interests			Total Equity
					Reserves	Other comprehensive income	Total	Reserves	Other comprehensive income	Total
Balance at January 1, 2010		2,648,709,774	10,595	15,730	291	248	26,864	2,492	221	2,713	29,577
Consolidated comprehensive income		-	-	-	3,725	2,168	5,893	240	26	266	6,159
Capital increase	8	56,999	-	-	-	-	-	-	-	-	-
Share-based compensation	8	-	-	-	5	-	5	1	-	1	6
Purchase of treasury shares	8	-	-	-	(36)	-	(36)	-	-	-	(36)
Dividends	8	-	-	-	(2,117)	-	(2,117)	(598)	-	(598)	(2,715)
Changes in ownership interests with no gain/loss of control		-	-	-	(36)	-	(36)	(6)	-	(6)	(42)
Changes in ownership interests with gain/loss of control		-	-	-	-	-	-	-	-	-	-
Other movements		-	-	-	(18)	-	(18)	6	-	6	(12)
Balance at June 30, 2010		2,648,766,773	10,595	15,730	1,814	2,416	30,555	2,135	247	2,382	32,937
Consolidated comprehensive income		-	-	-	1,155	(526)	629	(243)	29	(214)	415
Capital increase	8	91,833	-	1	-	-	1	-	-	-	1
Share-based compensation	8	-	-	-	5	-	5	3	-	3	8
Purchase of treasury shares	8	-	-	-	35	-	35	-	-	-	35
Dividends	8	-	-	-	(1,589)	-	(1,589)	(12)	-	(12)	(1,601)
Changes in ownership interests with no gain/loss of control		-	-	-	(1)	-	(1)	8	-	8	7
Changes in ownership interests with gain/loss of control		-	-	-	(529)	-	(529)	275	-	275	(254)
Other movements		-	-	-	(5)	-	(5)	6	-	6	1

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Balance at December 31, 2010		2,648,858,606	10,595	15,731	885	1,890	29,101	2,172	276	2,448	31,549
Consolidated comprehensive income		-	-	-	1,945	(577)	1,368	150	(7)	143	1,511
Capital increase	8	26,777	1	-	-	-	1	-	-	-	1
Share-based compensation	8	-	-	-	2	-	2	1	-	1	4
Purchase of treasury shares	8	-	-	-	(58)	-	(58)	-	-	-	(58)
Dividends	8	-	-	-	(2,118)	-	(2,118)	(688)	-	(688)	(2,806)
Changes in ownership interests with no gain/loss of control		-	-	-	5	-	5	7	-	7	12
Changes in ownership interests with gain/loss of control		-	-	-	-	-	-	-	-	-	-
Other movements		-	-	-	(132)	-	(132)	119	-	119	(14)
Balance at June 30, 2011		2,648,885,383	10,596	15,731	529	1,313	28,169	1,761	269	2,030	30,199

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ANALYSIS OF CHANGES IN SHAREHOLDERS’ EQUITY RELATED TO COMPONENTS OF OTHER COMPREHENSIVE INCOME

	Attributable to owners of the parent							Attributable to non-controlling interests					Total other comprehensive income
	Assets available for sale	Hedging instruments	Translation adjustments	Actuarial gains and losses	Deferred taxes	Other components of comprehensive income of associates	Total	Hedging instruments	Translation adjustments	Actuarial gains and losses	Deferred taxes	Total
Balance at January 1, 2010	58	412	37	(142)	(113)	(4)	248	1	245	(31)	6	221	469
Variation	(5)	57	2,185	(71)	13	(11)	2,168	2	37	(18)	5	26	2,194
Balance at June 30, 2010	53	469	2,222	(213)	(100)	(15)	2,416	3	282	(49)	11	247	2,663
Variation	(11)	(29)	(533)	(41)	47	41	(526)	(4)	23	13	(3)	29	(497)
Balance at December 31, 2010	42	440	1,689	(254)	(53)	26	1,890	(1)	305	(36)	8	276	2,166
Variation	18	30	(611)	1	(28)	13	(577)	(2)	(5)	-	-	(7)	(584)
Balance at June 30, 2011	60	470	1,078	(253)	(81)	39	1,313	(3)	300	(36)	8	269	1,582
The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in millions of euros)	Note	June 30, 2011	June 30, 2010
OPERATING ACTIVITIES
Consolidated net income		2,095	3,965
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization		3,399	3,042
Impairment of non-current assets		47	3
Gain on disposal of entities in the United Kingdom		-	(1,060)
Gains (losses) on disposals of assets		(205) (1)	(1)
Change in other provisions		(174)	(392)
Share of profits (losses) of associates	5	61	(12)
Income tax	4	1,138	974
Finance costs net		941	969
Operational net foreign exchange and derivatives		4	(9)
Share-based compensation		4	7
Change in inventories, trade receivables and trade payables
Decrease (increase) in inventories		48	113
Decrease (increase) in trade receivables		427	398
Increase (decrease) in trade payables		25	6
Other changes in working capital requirements
Decrease (increase) in other receivables		(72)	(125)
Increase (decrease) in other payables		(65)	(20)
General Court of the European Union’s ruling of November 30, 2009		-	(964)
Other net cash out
Dividends and interest income received		361	167
Interest paid and interest rates effects on derivatives, net		(1,193)	(1,217)
Income tax paid		(296)	(270)
Net cash provided by operating activities		6,545	5,574
Of which discontinued operations		-	87
INVESTING ACTIVITIES
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets		(2,600)	(2,467)
Increase (decrease) in amounts due to fixed asset suppliers		(467)	(390)
Proceeds from sales of property, plant and equipment and intangible assets		34	23
Cash paid for investment securities, net of cash acquired
Dailymotion		(60)	-
Other payments for investment securities		(7)	(69)
Proceeds from sales of investment securities net of cash transferred
TP Emitel		410	-
Other proceeds from sales of investment securities		1	(54)
Decrease (increase) in securities and other financial assets
Negotiable debt securities		575	-
Treasury bills (OAT)		-	(303)
Escrow deposit related to the General Court of the European Union’s ruling		-	964
Other		46	331
Net cash used in investing activities		(2,068)	(1,965)
Of which discontinued operations		-	(107)
(1) Mainly disposal of TP Emitel. See Note 2.

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(amounts in millions of euros)	Note	June 30, 2011	June 30, 2010
FINANCING ACTIVITIES
Issuances
Bonds		659	1,838
Other long-term debt		326	225
Redemptions and repayments
Bonds		(993)	(525)
Other long-term debt		(227)	(464)
Other changes
Increase (decrease) of bank overdrafts and short-term borrowings		(353)	59
Decrease (increase) of deposits and other debt-linked financial assets		(384)	799
Exchange rates effects on derivatives, net		(327)	531
Purchase of treasury shares	8	(63)	(24)
Changes in ownership interests with no gain/loss of control	8	-	(42)
Capital increase (decrease) – owners of the parent company	8	1	-
Capital increase (decrease) – non-controlling interests	8	-	1
Dividends paid to non-controlling interests	8	(391)	(290)
Dividends paid to owners of the parent company	8	(2,118)	(2,117)
Net cash used in financing activities		(3,870)	(9)
Of which discontinued operations		-	66
Net change in cash and cash equivalents		607	3,600
Of which discontinued operations		-	46
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		(40)	90
Of which discontinued operations		-	6
Cash and cash equivalents at beginning of period		4,428	3,805
Of which cash		1,227	894
Of which cash equivalents		3,201	2,911
Of which discontinued operations		-	-
Cash and cash equivalents at end of period		4,995	7,495
Of which cash		1,048	1,081
Of which cash equivalents		3,947	6,414
Of which discontinued operations		-	52
The accompanying notes are an integral part of the consolidated financial statements

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SEGMENT INFORMATION

CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2011

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers & Shared Services (3)	Eliminations	Total France Telecom	DT/FT joint venture
									Everything Everywhere (100%) (1)
Revenues	11,305	1,943	1,902	4,281	3,548	774	(1,184)	22,569	3,878
• external	10,804	1,921	1,882	4,108	3,326	528	-	22,569	3,878
• inter segment	501	22	20	173	222	246	(1,184)	-	-
External purchases	(4,233)	(1,357)	(878)	(2,164)	(2,051)	(1,547)	2,590	(9,640)	(2,717)
Other operating income	596	35	43	49	67	1,428	(1,894)	324	11
Other operating expense	(844)	(147)	(211)	(279)	(136)	(96)	488	(1,225)	(185)
Labor expenses	(2,477)	(92)	(275)	(408)	(777)	(485)	-	(4,514)	(287)
Gain (losses) on disposal of assets	-	-	199	(3)	-	9	-	205	0
Restructuring costs and similar items	(24)	(1)	(1)	(5)	(3)	(4)	-	(38)	(30)
Reported EBITDA	4,323	381	779	1,471	648	79	-	7,681	670
Depreciation and amortization	(1,158)	(492)	(500)	(799)	(165)	(285)	-	(3,399)	(700)
Impairment of fixed assets	-	(1)	(1)	(46)	-	1	-	(47)	-
Share of profits (losses) of associates	(1)	-	-	(7)	1	(54)	-	(61)	-
Operating income	3,164	(112)	278	619	484	(259)	-	4,174	(30)
Finance costs, net								(941)	(15)
Income tax								(1,138)	(13)
Consolidated net income after tax								2,095	(58)

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INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
• excluding telecommunications licenses	1,237	170	228	489	163	182	-	2,469	251
• telecommunications licenses	-	129	-	2	-	-	-	131	-
• financed through finance leases	-	4	-	-	-	139	-	143	-
TOTAL INVESTMENTS (4)	1,237	303	228	491	163	321	-	2,743	251

(1)

Net income of the joint venture held at 50/50 by France Telecom (FT) and Deutsche Telekom (DT), which was created on April 1st, 2010 and combines their UK activities.

(2)

Including 2,604 million of euros for the revenue of France geographical zone, 93 million of euros for the revenue of United Kingdom geographical zone, 17 million of euros for the revenue of Spain geographical zone, 7 million of euros for the revenue of Poland geographical zone, 218 million of euros for the revenue of rest of Europe geographical zone, and 610 million of euros for the revenue of rest of the World geographical zone at June 30, 2011.

Including 112 million of euros for tangible and intangible assets of France geographical zone, 4 million of euros of United Kingdom geographical zone, 15 million of euros of rest of Europe geographical zone, and 32 million of euros of rest of the World geographical zone at June 30, 2011.

(3)

Including 707 million of euros for the revenue of France geographical zone, 15 million of euros for the revenue of United Kingdom geographical zone, 14 million of euros for the revenue of rest of Europe geographical zone, and 37 million of euros for the revenue of rest of the World geographical zone at June 30, 2011.

Including 314 million of euros for tangible and intangible assets of France geographical zone, 2 million of euros of United Kingdom geographical zone, 2 million of euros of rest of Europe geographical zone, and 3 million of euros of rest of the World geographical zone at June 30, 2011.

(4)

Including 826 million of euros for other intangible assets and 1,916 million of euros for other tangible assets at June 30, 2011.

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CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2010

(in million of euros)	France	Spain	Poland	Rest of the World	Enterprise (3)	International Carriers & Shared Services (4)	Eliminations	Total France Telecom	Discontinued operations		DT/FT joint venture
									United Kingdom (1)	Eliminations and other items	Everything Everywhere (100%) (2)
Revenues	11,590	1,867	1,963	3,663	3,576	780	(1,295)	22,144	1,282	(20)	2,024
• external	11,000	1,848	1,943	3,487	3,344	522	-	22,144	1,275	(13)	2,024
• inter segment	590	19	20	176	232	258	(1,295)	-	7	(7)	-
External purchases	(4,320)	(1,301)	(880)	(1,806)	(2,113)	(1,703)	2,961	(9,162)	(920)	22	(1,444)
Other operating income	639	23	23	43	78	1,574	(2,104)	276	7	(36)	11
Other operating expense	(871)	(135)	(91)	(204)	(112)	(105)	438	(1,080)	(78)	34	(83)
Labor expenses	(2,342)	(88)	(289)	(332)	(735)	(593)	-	(4,379)	(97)	-	(145)
Gain (losses) on disposal of assets	(3)	(1)	1	(1)	-	6	-	2	1,059	-	(1)
Restructuring costs and similar items	(33)	-	(4)	(3)	(8)	(8)	-	(56)	(57)	-	(7)
Reported EBITDA	4,660	365	723	1,360	686	(49)	-	7,745	1,196	-	355
Depreciation and amortization	(1,074)	(478)	(476)	(541)	(165)	(308)	-	(3,042)	-	-	(400)
Impairment of fixed assets	(1)	(1)	(1)	-	-	2	-	(1)	(2)	-	-
Share of profits (losses) of associates	2	(1)	-	30	(1)	(18)	-	12	-	-	-
Operating income	3,587	(115)	246	849	520	(373)	-	4,714	1,194	-	(45)
Finance costs, net								(968)	(1)	-	(11)
Income tax								(911)	(63)	-	12
Consolidated net income after tax of continuing operations								2,835			(44)
Consolidated net income after tax of discontinuing operations								1,130	1,130	-
Consolidated net income after tax								3,965

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INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
• excluding telecommunications licenses	1,106	164	179	390	143	132	-	2,114	68	-	120
• telecommunications licenses	285	-	-	-	-	-	-	285	-	-	-
• financed through finance leases	-	4	1	-	5	76	-	86	4	-	-
TOTAL INVESTMENTS (5)	1,391	168	180	390	148	208	-	2,485	72	-	120

(1)

Net income of entities in the United Kingdom until April 1st, 2010, the disposal date.

(2)

Net income of the joint venture held at 50/50 by France Telecom (FT) and Deutsche Telekom (DT), which was created on April 1st, 2010 and combines their UK activities.

(3)

Including 2,683 million of euros for the revenue of France geographical zone, 120 million of euros for the revenue of United Kingdom geographical zone, 12 million of euros for the revenue of Spain geographical zone, 300 million of euros for the revenue of rest of Europe geographical zone and 459 million of euros for the revenue of rest of the World geographical zone at June 30, 2010.

Including 97 million of euros for tangible and intangible assets of France geographical zone, 4 million of euros of United Kingdom geographical zone, 15 million of euros of rest of Europe geographical zone and 29 million of euros of rest of the World geographical zone at June 30, 2010.

(4)

Including 726 million of euros for the revenue of France geographical zone, 16 million of euros for the revenue of United Kingdom geographical zone and 38 million of euros for the revenue of rest of the World geographical zone at June 30, 2010.

Including 207 million of euros for tangible and intangible assets of France geographical zone at June 30, 2010.

(5)

Including 910 million of euros for other intangible assets and 1,575 million of euros for other tangible assets at June 30, 2010.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR THE SIX MONTHS ENDED JUNE 30, 2011

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items	Total France Telecom	Everything Everywhere (100%)
Goodwill	15,305	4,723	1,734	6,495	425	69	-	28,751	6,307
Other intangible assets	2,432	1,223	886	2,339	317	3,794	7	10,998	6,371
Property, plant and equipment	10,495	1,865	3,773	5,340	443	2,142	(1)	24,057	2,388
Interests in associates	52	-	1	803	26	6,705	-	7,587	2
Other	-	1	(1)	7	10	1	4,959	4,977	230
Total non current assets	28,284	7,812	6,393	14,984	1,221	12,711	4,965	76,370	15,298

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Inventories	282	74	55	155	38	37	-	641	108
Trade receivables	2,560	506	402	1,040	781	961	(1,146)	5,104	973
Prepaid expenses	107	62	29	145	104	141	(32)	556	499
Other	1,874	24	43	283	117	322	5,378	8,041	647
Total current assets	4,823	666	529	1,623	1,040	1,461	4,200	14,342	2,227
Total assets	33,107	8,478	6,922	16,607	2,261	14,172	9,165	90,712	17,525
TOTAL ASSETS								90,712	17,525
Equity	-	-	-	-	-	-	30,199	30,199	13,025
Non current trade payables	187	10	194	63	1	-	-	455	-
Non current employee benefits	1,079	9	79	134	137	348	-	1,786	47
Non current provisions	466	172	52	185	8	211	-	1,094	570
Other	472	-	4	5	-	29	33,094	33,604	31
Total non current liabilities	2,204	191	329	387	146	588	33,094	36,939	648
Current trade payables	3,484	1,086	610	1,654	766	1,265	(1,147)	7,718	1,639
Current employee benefits	831	19	66	138	304	282	-	1,640	55
Current provisions	361	24	689	119	19	282	-	1,494	29
Deferred income	1,629	92	150	332	156	95	(27)	2,427	307
Other	1,571	58	552	804	161	145	7,004	10,295	1,822
Total current liabilities	7,876	1,279	2,067	3,047	1,406	2,069	5,830	23,574	3,852
Total equity and liabilities	10,080	1,470	2,396	3,434	1,552	2,657	69,123	90,712	17,525
TOTAL EQUITY AND LIABILITIES								90,712	17,525

(1)

Some trade receivables generated by the Enterprise segment (approximately 170 million euros) are included in the France segment, which is responsible for their collection.

Including for other intangible assets and property, plant and equipment, 485 million euros of France geographical zone, 32 million euros of United Kingdom geographical zone, 4 million euros of Spain geographical zone, 99 million euros of rest of Europe geographical zone and 140 million euros of rest of the World geographical zone.

(2)

Including for other intangible assets and property, plant and equipment, 2,740 million of euros of France geographical zone, 3,137 million of euros of United Kingdom geographical zone, 17 million of euros of rest of Europe geographical zone and 42 million of euros of rest of the World geographical zone.

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2010

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers & Shared Services (3)	Eliminations and unallocated items	Total France Telecom	Everything Everywhere (100%) (1)
Goodwill	15,305	4,723	1,846	6,665	427	67	-	29,033	6,613
Other intangible assets	2,361	1,276	895	2,600	306	3,864	-	11,302	7,100
Property, plant and equipment	10,399	1,963	4,144	5,706	471	2,073	-	24,756	2,539
Interests in associates	61	-	1	819	25	7,270	-	8,176	14
Other	-	2	-	5	12	2	5,858	5,879	313
Total non-current assets	28,126	7,964	6,886	15,795	1,241	13,276	5,858	79,146	16,579
Inventories	329	79	68	165	31	36	-	708	167
Trade receivables	2,995	500	412	1,104	819	894	(1,128)	5,596	951
Prepaid expenses	64	19	24	69	86	74	(13)	323	430
Other	1,769	43	67	334	110	149	6,031	8,503	853
Total current assets	5,157	641	571	1,672	1,046	1,153	4,890	15,130	2,401
TOTAL ASSETS	33,283	8,605	7,457	17,467	2,287	14,429	10,748	94,276	18,980
TOTAL ASSETS								94,276	18,980
Equity							31,549	31,549	14,234
Non-current trade payables	187	11	189	79	-	-	-	466	-
Non-current employee benefits	1,111	7	87	128	137	356	-	1,826	-
Non-current provisions	412	128	48	114	9	298	-	1,009	622
Other	494	-	-	6	-	28	35,307	35,835	94
Total non-current liabilities	2,204	146	324	327	146	682	35,307	39,136	716
Current trade payables	3,607	1,126	794	1,771	811	1,290	(1,125)	8,274	1,517
Current employee benefits	922	20	67	123	314	370	-	1,816	32
Current provisions	467	34	564	119	31	331	-	1,546	99
Deferred income	1,747	83	151	357	170	94	(14)	2,588	323
Other	1,297	40	54	468	171	202	7,135	9,367	2,059
Total current liabilities	8,040	1,303	1,630	2,838	1,497	2,287	5,996	23,591	4,030
TOTAL EQUITY AND LIABILITIES	10,244	1,449	1,954	3,165	1,643	2,969	72,852	94,276	18,980
TOTAL EQUITY AND LIABILITIES								94,276	18,980

(1)

Balance sheet at December 31, 2010 of the joint venture held at 50/50 by France Telecom (FT) and Deutsche Telekom (DT) which was created on April 1, 2010 and combines their UK activities (cf. Note 3).

(2)

Some trade receivables generated by the Enterprise segment (approximately 202 million of euros) are included in the France segment, which is responsible for their collection.

Including for other intangible assets and property, plant and equipment, 316 million euros of France geographical zone, 13 million euros of United Kingdom geographical zone, 1 million euros of rest of Europe geographical zone and 446 million euros of rest of the World geographical zone.

(3)

Including for other intangible assets and property, plant and equipment, 2,734 million euros of France geographical zone, 3,139 million euros of United Kingdom geographical zone, 19 million euros of rest of Europe geographical zone and 44 million euros of rest of the World geographical zone.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 1

Accounting policies

This note describes the changes in accounting policies which were used by the France Telecom Group (hereafter called “the Group”) to prepare the interim financial statements at June 30, 2011 and which have taken place since publication of the consolidated financial statements for 2010.

1.1

Basis for preparation of the financial statements

The condensed consolidated financial statements and notes were approved by the Board of Directors on July 27, 2011.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the condensed consolidated financial statements for the first semester of 2010 were prepared in accordance with IAS 34 “Interim Financial Reporting”, as endorsed by the European Union (EU) and published by the IASB.

The interim financial statements were prepared using the same accounting policies as the financial statements for the year ended December 31, 2010, with the exception of the specific requirements of IAS 34. For the reported periods, the accounting standards and interpretations endorsed by the EU (available on the website:
www.ec.europa.eu/internal_market/accounting/ias_fr.htm#adopted.commission) are similar to the compulsory standards and interpretations published by the IASB with the exception of the carve-out of the IAS 39 standard and the standards and interpretations currently being endorsed, which has effect on the Group’s accounts. Consequently, the Group’s financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

Where a specific transaction is not dealt with any standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•

present fairly the Group’s financial position, financial performance and cash flows;

•

reflect the economic substance of the transactions;

•

are neutral;

•

are prepared on a prudent basis; and

•

are complete in all material respects.

1.2

Uses of estimates and judgment

In preparing the Group’s consolidated financial statements, France Telecom’s management is required to make estimates insofar as many elements included in the financial statements cannot be measured with precision. The underlying assumptions used for the main estimates are similar to those described as of December 31, 2010. The management revises these estimates if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made at June 30, 2011 may subsequently be changed.

Group management also uses its judgment to define appropriate accounting policies to apply certain transactions when the current IFRS standards and interpretations do not specifically deal with related accounting issues.

1.3

New standards and interpretations

Standards and interpretations compulsory at January 1, 2011

Either these standards and interpretations are not applicable to the Group or their application has no effect on the reported periods (mainly the revised IAS 24 or the Improvements to IFRSs).

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Standards and interpretations compulsory after June 30, 2011 with no early application decided by the Group

Among these standards and interpretations, those which could affect the Group’s future consolidated financial statements are:

Standard/Interpretation (application date for the Group)	Consequences for the Group
IFRS 9 Financial Instruments (applicable for annual periods beginning on or after January 1, 2013)

The standard is the first part of the three-part project that will supersede IAS 39 “Financial Instruments: Recognition and Measurement”.

This first part relates to the classification and the measurement of financial assets. The effects of its application cannot be analyzed separately from the two other parts not yet published and which should respectively address the impairment methodology for financial assets and hedge accounting.

The application date is currently being reviewed by IASB.

IAS 28 (revised 2011) Investments in Associates and Joint Ventures (applicable for annual periods beginning on or after January 1, 2013)

This standard relates to the accounting for joint ventures and associates under the equity method.

Some clarifications have been included with respect to the accounting for changes in ownership interests (with or without loss of control) whereas disclosures are now covered by IFRS 12.

This revision has no consequence on the Group’s financial statements.

IFRS 10 Consolidated Financial Statements (applicable for annual periods beginning on or after January 1, 2013)

IFRS 10 supersedes SIC-12 and IAS 27 for the part relating to the consolidated financial statements.

This standard deals with the consolidation of subsidiaries and structured entities, and redefines control which is the basis for consolidation.

This standard shall be applied retrospectively. The consequences of its application on the Group’s consolidation perimeter will be assessed over the forthcoming financial reporting periods.

IFRS 11 Joint Arrangements (applicable for annual periods beginning on or after January 1, 2013)

IFRS 11 supersedes IAS 31 and SIC-13.

This standard deals with the accounting for joint arrangements. The definition of joint control is based on the existence of an arrangement and the unanimous consent of the parties which share the control. There are two types of joint arrangements;

•

joint ventures: the joint venturer has rights to the net assets of the entity which should be accounted for using the equity method, which is the method already applied by the Group, and

•

joint operations: the parties to joint operations have direct rights to the assets and direct obligations for the liabilities of the entities which should be accounted for as arising from the arrangement.

This standard shall be applied retrospectively. The consequences of its application will be assessed over the forthcoming financial reporting periods, primarily to determine whether jointly controlled entities set up to share network infrastructure would now qualify as joint operations.

IFRS 12 Disclosure of Interest in Other Entities (applicable for annual periods beginning on or after January 1, 2013)

IFRS 12 supersedes disclosures previously included in IAS 27, IAS 31 and IAS 28.

This standard groups and develops all the disclosures related to subsidiaries, joint ventures, associates, consolidated and unconsolidated structured entities.

IFRS 13 Fair Value Measurement (applicable for annual periods beginning on or after January 1, 2013)

IFRS 13 is a single source of fair value measurement and disclosure requirements for use across IFRSs. It:

•

defines fair value,

•

sets out a framework for measuring fair value, and

•

requires disclosures about fair value measurements, including the fair value hierarchy already set out in IFRS 7.

This standard is applicable prospectively and has no effect on the recognition.

IAS 19 (revised 2011) Employee Benefits (applicable for annual periods beginning on or after January 1, 2013)

The main changes are:

•

the removal of the option to defer the recognition of actuarial gains and losses, known as the “corridor method”, which has no effect on the financial statements of the Group which already accounts for the actuarial gains and losses directly against other comprehensive income, and

•

the modification of the calculation of the finance cost component, due to the removal of the expected return on plan assets, which is not expected to have a material effect on the Group’s financial statements.

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NOTE 2

Main acquisitions, disposals and changes in scope of consolidation

The consolidated gain on disposal amounts to 205 million euros for the first half of 2011.

Disposal of TP Emitel

According to an agreement with a private equity fund on March 24, 2011, TP S.A. sold its subsidiary TP Emitel on June 22, 2011 for 432 million euros net of selling costs. TP Emitel operates in the construction, leasing and maintenance of radio and TV broadcasting infrastructure. The gain on TP Emitel’s disposal amounts to 197 million euros. The effect on the net income attributable to owners of France Telecom S.A. amounts to 44 million euros considering the goodwill allocated to the disposed entity.

Dailymotion

On April 2011, the Group acquired 49% equity interest of the video website Dailymotion for 60 million euros, including acquisition costs.

The share purchase agreement allows the Group to acquire the remaining equity interest not yet held by France Telecom through call and put option mechanisms, for which the exercise price is based on the year-end 2012 enterprise value of the company. The put option held by the sellers is exercisable during the first-half of 2013. At the expiry of the put option, France Telecom may exercise a call option at the same conditions. The agreement includes a lock-up period until the expiry of the options.

NOTE 3

Impairment

3.1

Goodwill

The main values of goodwill and intangible assets with an indefinite useful life appear below:

At June 30, 2011	Goodwill			Intangible assets with an indefinite useful life (1)
(in millions of euros)	Gross value	Accumulated impairment losses	Net book value
France	15,318	(13)	15,305	-
Poland	3,078	(1,344)	1,734	200
Spain	4,837	(114)	4,723	-
Rest of the World
Romania	1,806	-	1,806	-
Egypt	1,290	(411)	879	-
Belgium	1,006	-	1,006	-
Slovakia	806	-	806	-
Switzerland	827	-	827	-
Ivory Coast	417	(42)	375	-
Jordan	220	(43)	177	-
Other	765	(146)	619	-
Enterprise	1,064	(639)	425	-
International Carriers & Shared Services	69	-	69	3,133
TOTAL	31,503	(2,752)	28,751	3,333
(1) Intangible assets with indefinite useful life comprise the Orange et TP brands.

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3.2

Sensitivity of recoverable amounts

Impairment tests are carried out annually and when there is any indication that assets may be impaired.

The economic and financial climate, varying levels of resilience of the telecommunications markets to the decline of local economic environments, evolutions of the value of telecommunications companies as measured by their market capitalizations, and changes in the economic performances in relation to expectations represent potential indications for impairment.

As of June 30, 2011, the review of potential indications for impairment led the Group to reassess the recoverable amount of some of its assets.

As the preparation of pluri-annual plans is performed at year-end, this half-year reassessment was derived from revised five-year cash-flows estimates based on actuals and expectations for the remaining of the year. The 2010 discount rates and growth rates to perpetuity have remained unchanged. This reassessment led France Telecom to account for an impairment amounting to 45 million euros on Kenyan assets as at June 30, 2011. Moreover, revised Egypt’s cash-flows estimates, in the frame of half-year reassessment, narrowed the margin between the value in use and the net book value, compared to the margin that would have resulted from 2010 planned cash flows.

3.3

Impairment, net of reversals

(in millions of euros)	June 30, 2011
	Goodwill	Assets with a finite useful life	Assets with an indefinite useful life
Poland	-	(1)	-
Spain	-	(1)	-
Kenya	-	(45)	-
TOTAL	-	(47)	-

In Kenya, the 45 million euros charge reflects the effects of increasing competition on projected cash flows.

NOTE 4

Income tax

The breakdown of the tax charge is the following:

(in millions of euros)	June 30, 2011	June 30, 2010
Tax charge for continuing operations	(1,138)	(911)
• Current tax	(466)	(320)
• Deferred tax	(672)	(591)
Tax charge for discontinued operations/assets held for sale	-	(63)
• Current tax	-	(16)
• Deferred tax	-	(47)

The Group’s tax liability includes 1,973 million euros which relates to the tax audits of fiscal years 2000 to 2005. As expected, the liability which includes accrued interests was subject of a collection notice issued by the French Tax Authorities on March 9, 2011. France Telecom filed a claim to the tax authorities on March 17, 2011 and issued on April 1, 2011 a bank guarantee amounting to 1,735 million euros corresponding to the amount requested by the tax authorities. Upon notification of the tax authorities’ position as regards France Telecom’s claim, and in case the claim is rejected, France Telecom will refer the matter to the Administrative Court. Based on the usual length time required for a court of first instance to render judgment, a decision could be expected in 2013 or 2014 at the earliest. Should the court find against France Telecom, the company would then be required to pay the principal amount and accrued interests pending the outcome of any appeals.

France Telecom considers having serious grounds for its defense in view of the points raised in 2010 by the Commission Nationale des Impôts Directs, particularly with respect to the enforceability of the management decisions vis-à-vis the tax authorities and the statute of limitation for the years covered by the audit.

Moreover, the tax audit already secured the date of payment of income tax in France at the earliest in 2012.

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Besides, tax audits of France Telecom and some of its subsidiaries started in the first half year of 2011 and relate to fiscal years 2006 to 2010.

NOTE 5

Interests in associates

The net book values of France Telecom’s investments in associates are as follows:

(in millions of euros) Company	Main activity	Main co-shareholders	% interest June 30, 2011	June 30, 2011	December 31, 2010
Entities jointly controlled
Everything Everywhere	Telecommunications operator in the United Kingdom	Deutsche Telekom (50%)	50%	6,513	7,116
Mauritius Telecom and subsidiaries	Telecommunications operator in Mauritius	Government of Mauritius (33%)	40%	82	71
Getesa	Telecommunications operator in Equatorial Guinea	Government of Equatorial Guinea (60%)	40%	28	24
Others				3	6
Entities under significant influence
Medi Telecom	Telecommunications operator in Morocco	Groupe Caisse de Dépôt et de Gestion (30%) Groupe FinanceCom (30%)	40%	655	666
Sonaecom	Telecommunications operator in Portugal	Sonae SGPS (53%)	20%	114	142
Dailymotion	Video contents on Internet	Investment Funds (41%)	49%	60	-
Orange Tunisie (1)	Telecommunications operator in Tunisia	Investec SA (51%)	49%	37	57
Cie Européenne de Téléphonie	Distributor	Compagnie du Téléphone (39%)	61%	48	50
Arkadin	Audio and web conference services	Natural persons (64%)	20%	25	25
Orange Austria subgroup (ex-One)	Telecommunications operator in Austria	Mid Europa Partners (65%)	35%	-	-
Others				22	19
TOTAL				7,587	8,176

(1)

On March 14, 2011, the Tunisian government issued a decree (décret-loi) establishing the seizure of the properties of 112 people close to the prior government, including the Tunisian partner of the Group, owner of Investec SA. On May 31, 2011, this decree was modified. The seizure commission should establish soon the exact technicalities for the application of the aforementioned decree.

Changes in interests in associates are summarized in the table below:

(in millions of euros)	June 30, 2011
Opening balance	8,176
Dividends (1)	(274)
Share of profits (losses) (2)	(61)
Translation adjustment (3)	(332)
Change in components of other comprehensive income	13
Acquisitions of shares (4)	64
Disposals of investments	-
Reclassification and other items	1
Closing balance	7,587

(1)

This item mainly relates to dividends paid by Everything Everywhere for (264) million euros.

(2)

Including (31) million euros of impairment on Sonaecom shares.

(3)

Of which Everything Everywhere for (323) million euros.

(4)

Including 60 million euros related to the acquisition of 49% of Dailymotion in April 2011.

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NOTE 6

Other components of the comprehensive income

6.1

Actuarial gain/losses on post-employment plans

(in millions of euros)	June 30, 2011	June 30, 2010
Gain (loss) recognized in other comprehensive income during the period	1	(89)
TOTAL	1	(89)

At the end of June 2010, the actuarial loss of 89 million euros is explained principally by the decrease of the discount rates in Kenya (52 million euros) and in France (29 million euros).

6.2

Assets available for sale

(in millions of euros)	June 30, 2011	June 30, 2010
Gain (loss) recognized in other comprehensive income during the period (1)	17	6
Reclassification in net income for the period (2)	1	(11)
TOTAL	18	(5)
(1) Including 13 million euros of unrealized gains on Bull S.A. shares as at June 30, 2011. (2) Including (10) million euros for closing the operations of QTE Leases as at June 30, 2010.

6.3

Cash flow and net investment hedges

CASH FLOW HEDGES

The interest rate impact of derivatives used to hedge cash flows on bonds and the foreign exchange impact of derivatives used to hedge operating cash flows in foreign currencies of the subsidiaries of the France Telecom group are recognized in other comprehensive income.

(in millions of euros)	June 30, 2011	June 30, 2010
Gain (loss) recognized in other comprehensive income during the period	49	155
Reclassification to net income for the period	2	(46)
Reclassification to initial carrying amount of hedged item	(5)	(1)
TOTAL	46	108

Furthermore, the foreign exchange on derivatives related to hedge foreign-currency denominated bonds generated an unrealized foreign exchange loss of 225 million euros, which is recognized directly in foreign exchange gain (loss) in net finance costs, thereby offsetting exposure arising from the remeasurement of these bonds at the closing exchange rate in the statement of financial position.

NET INVESTMENT HEDGES

(in millions of euros)	June 30, 2011	June 30, 2010
Gain (loss) recognized in other comprehensive income during the period	(18)	(50)
Reclassification to net income for the period	-	-
TOTAL	(18)	(50)

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6.4

Cumulative translation adjustment

(in millions of euros)	June 30, 2011	June 30, 2010
Gain (loss) recognized in other comprehensive income during the period	(617)	1,199
Reclassification to net income for the period (1)	1	-
Total translation adjustments for continuing operations	(616)	1,199
(1) Arising from disposal of TP Emitel. See Note 2.

The change in translation adjustments between January 1, 2011 and June 30, 2011, which is accounted for in other comprehensive income (closing rate), is mainly due to the decrease in the exchange rate of the pound sterling to the euro for an amount of (301) million euros and the decrease of the egyptian pound for an amount of (206) million euros.

6.5

Corporate income tax on components of other comprehensive income
         (excluding items relating to entities accounted for under the equity method)

(in millions of euros)	June 30, 2011			June 30, 2010
	Gross value	Income tax	Net value	Gross value	Income tax	Net value
Actuarial gain/(loss) on post-employment plans	1	(17)	(16)	(89)	25	(64)
Assets available for sale	18	-	18	(5)	3	(2)
Cash flow hedges	46	(17)	29	108	(40)	68
Net investment hedges	(18)	6	(12)	(50)	30	(20)
Translation adjustments	(616)	-	(616)	1,199	-	1,199
TOTAL	(569)	(28)	(597)	1,163	18	1,181

NOTE 7

Financial assets and liabilities

7.1

Net financial debt

Net financial debt as defined and used by France Telecom corresponds to (A) financial liabilities excluding operating payables (translated at closing rate), less (B): (i) all derivatives instruments carried in assets, (ii) cash collateral paid on derivatives instruments, (iii) some deposits related to financing, (iv) cash, cash equivalents and financial assets at fair value and, since 2010, (v) the loan granted by the Group to the joint venture Everything Everywhere.

Derivatives qualifying as cash flow hedge and net investment hedge are set up to hedge items that are not included in net financial debt (future cash flows, net investments in foreign currencies). However, the market value of these derivatives is included in the calculation. The “effective portion of cash flow hedges” and the “unrealized gain or loss on net investment hedges” are added to net financial debt to offset this temporary difference.

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ANALYSIS OF NET FINANCIAL DEBT

(in millions of euros)	June 30, 2011	December 31, 2010
TDIRA	1,612	1,594
Bonds, excluding TDIRA	28,218	29,434
Bank loans	2,284	2,249
Finance lease liabilities	660	561
Securitization debt	588	582
Cash collateral received	66	236
Commercial papers	323	601
Bank overdrafts	112	165
Commitment to purchase Mobinil-ECMS shares	1,824	1,880
Other commitments to purchase non-controlling interests	15	8
Other financial liabilities	447	525
Derivatives (liabilities)	753	896
Liabilities included in the calculation of net financial debt (a)	36,902	38,731
Derivatives (assets)	245	598
Gross financial debt after derivatives	36,657	38,133
Cash collateral paid	480	265
Other deposits related to financing	98	110
Loan granted to the joint venture Everything Everywhere	700	726
Other financial assets at fair value, excluding derivatives	33	656
Cash equivalents	3,947	3,201
Cash	1,048	1,227
Assets included in the calculation of net financial debt (b)	6,551	6,783
Effective portion of cash flow hedges	58	(1)
Unrealized gain (loss) on net investment hedges	(124)	(107)
Components of equity included in the calculation of net financial debt (c)	(66)	(108)
Net financial debt (a)-(b)+(c)	30,285	31,840

7.2

Main debt issues and redemptions

•

In April 2011, France Telecom S.A. exchanged a structured 500 million euro bond maturing in November 2022 for a 580 million euro bond maturing in January 2019 and bearing interest at 4.125%.

During the first half-year of 2011, France Telecom S.A. issued the following bonds:

•

in June 2011, 170 million euro additional tranche maturing in January 2019 and bearing interest at 4.125%, following upon the 580 million euro issue of April 2011,

•

in June 2011, 500 million euro additional tranche maturing in January 2021 and bearing interest at 3.875%, following upon the 750 million euro issue of November 2010.

In addition, France Telecom S.A. redeemed the following bonds:

•

in March 2011, 536 million pounds sterling, bearing interest at 7.5%,

•

in May 2011, 15 billion yen, bearing interest at 1.82%,

•

in May 2011, 7 billion yen, bearing interest at variable rate of JPY-LIBOR 3M + 67 bp,

•

in June 2011, 250 million Canadian dollars, bearing interest at 4.95%.

•

During the first half-year of 2011, France Telecom S.A. made borrowings and redemptions of bank loans, of which mainly a net 133 million euro net drawdown by ECMS on its credit lines.

•

On March 25, 2011, France Telecom S.A. bought back some of its perpetual bonds redeemable for shares (TDIRA) for a nominal amount of 7 million euros, including 6 million euros in respect of the liability component.

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On June 10, 2011, the conversion ratio of TDIRA in new France Telecom shares was adjusted in accordance with the issue agreement. The ratio is now 504.6562 shares for one TDIRA for the Bank Tranche (i.e. conversion price of 27.940 euros per share) and 406.6771 shares for one TDIRA for the Supplier Tranche (i.e. conversion price of 34.671 euros per share).

7.3

Main changes in credit lines

In January 2011, France Telecom S.A.’s 8 billion euro syndicated credit line was replaced by a 6 billion euro syndicated credit line with a maturity date of January 28, 2016. As at June 2011, this credit line is not drawn.

In February 2011, a 200 million euro EKN export credit line was negotiated by France Telecom S.A. with a 2020 maturity date. As at June 2011, this credit line is not drawn.

7.4

France Telecom’s debt ratings

[Intentionally omitted]

7.5

Management of financial covenants

France Telecom S.A. does not have any credit facilities or borrowings subject to specific covenants with regard to financial ratios.

In respect of its 2010 bank financing contract, TP Group must comply with the following ratio:

•

the net debt to EBITDA ratio must be equal or less than 3.5 (net debt and EBITDA as defined in the contracts with the banks).

In respect of its bank financing contracts, ECMS must comply with the following ratio:

•

the net senior debt to EBITDA ratio equals to or less than 3 (net senior debt and EBITDA as defined in the contracts with the banks).

At June 30, 2011, the Group financial covenants with regard to financial ratios are met.

NOTE 8

Equity

At June 30, 2011, taking into account the developments mentioned in paragraph 8.1, France Telecom S.A.’s share capital, based on the number of issued shares on this date, amounted to 10,595,541,532 euros, comprising 2,648,885,383 ordinary shares with a par value of 4 euros each.

At June 30, 2011, the French State owned 26.94% of France Telecom S.A.’s share capital and 26.96% of the voting rights either directly or indirectly in concert with the Fonds Stratégique d’Investissement.

8.1

Changes in share capital

Since the Board of Directors last recorded the amount of the share capital, France Telecom S.A. issued 26,777 new shares upon exercise of stock options or liquidity instruments, including:

•

1,504 new shares in respect of plans granted by Wanadoo between 2000 and 2003, then transferred to France Telecom S.A. when the merger with Wanadoo occurred; and

•

25,273 new shares in respect of plans granted by Orange between 2001 and 2003 and for which the holders received options liquidity instruments.

The issuance of these new shares will be duly recorded no later than the date of the first Board of Directors meeting held after December 31, 2011.

During the period ended June 30, 2011, the weighted average number of ordinary shares outstanding was 2,648,030,267 and the weighted average number of ordinary and dilutive shares outstanding was 2,712,445,839.

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8.2

Treasury shares

On June 21, 2011 France Telecom signed a forward-purchase agreement (maturity July 20, 2015) on 4,050,532 treasury shares in order to meet part of the commitments related to the free share award plan. On May 23, 2011, the France Telecom S.A. Board of Directors determined the principles of the France Telecom’s free share award plan.

Pursuant to the authorization granted by the Shareholders’ Meeting of June 7, 2011, the Board of Directors implemented a new share buyback program (hereafter named “the 2011 Share Buyback Program”) and ended the unused portion of the 2010 Buyback Program with immediate effect. This program was described in the France Telecom registration document filed with the French Securities Regulator on April 4, 2011 (and in the 2010 Registration Document appended as Exhibit 15 to France Telecom’s Annual Report on Form 20-F for 2010, filed with the U.S. Securities and Exchange Commission on April 21, 2011).

The above figures do not include shares bought under the terms of the liquidity contract entered into with an investment services provider. This contract, which was entered into on May 9, 2007 has been renewed on its anniversary date and has continued to be implemented under the 2011 Buyback Program. An amount of 100 million euros has been allocated to the liquidity account for purposes of implementing the contract.

At June 30, 2011, France Telecom held 1,454,609 of its own shares (including 1,450,000 shares allocated to the liquidity contract), compared with 4,609 at December 31, 2010 (of which no shares were allocated to the liquidity contract). Treasury shares are recorded as a reduction in equity.

8.3

Dividends

The France Telecom Shareholders’ Meeting held on June 7, 2011 decided the payment of a dividend of 1.40 euros per share in respect of 2010. Given the interim dividend of 0.60 euro per share paid on September 2, 2010 for a total amount of 1,589 million euros, the balance of dividend to be paid on June 15, 2011 was 0.80 euro per share, for a total amount of 2,118 million euros.

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8.4

Non-controlling interests

(amount in millions of euros)	June 30, 2011	June 30, 2010
Credit part of net income attributable to non-controlling interests (a)	304	269
o/w TP Group	151	77
o/w Sonatel Group	66	87
o/w Mobistar Group	55	62
o/w Jordanian entities	17	19
Debit part of net income attributable to non-controlling interests (b)	(154)	(29)
o/w Kenya	(105)	(19)
o/w Egypt	(36)	0
Net income attributable to non-controlling interests (a+b)	150	240
Credit part of comprehensive net income attributable to non-controlling interests (a)	281	305
o/w TP Group	150	73
o/w Sonatel Group	64	88
o/w Mobistar Group	55	62
o/w Jordanian entities	0	56
Debit part of comprehensive net income attributable to non-controlling interests (b)	(138)	(39)
o/w Kenya	(87)	(30)
o/w Egypt	(35)	0
Comprehensive net income attributable to non-controlling interests (a+b)	143	266
Dividends paid to minority shareholders	688	598
o/w TP Group	255	252
o/w Sonatel Group	159	143
o/w Mobistar Group	122	129
o/w Egypt	95	-
o/w Jordanian entities	48	55

(amount in millions of euros)	June 30, 2011	December 31, 2010
Debit part of equity attributable to non controlling interests (a)	2,194	2,521
o/w TP Group	1,299	1,405
o/w Sonatel Group	446	541
o/w Mobistar Group	141	207
o/w Jordanian entities	182	230
Credit part of equity attributable to non controlling interests (b)	(164)	(72)
o/w Kenya	(154)	(67)
Total Equity attributable to non controlling interests (a+b)	2,030	2,448

The accumulated results of Telkom Kenya Ltd lead to negative non-controlling interests of (154) millions of euros. As at June 30, 2011, Telkom Kenya Ltd is financed by France Telecom Group, which owns 40% interest of Telkom Kenya Ltd, for 291 million euros and by the minority shareholders for 36 million euros.

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NOTE 9

Litigation and unrecognized contractual commitments

9.1

Litigation

France Telecom is involved in a number of proceedings initiated by governmental authorities and of disputes brought before different courts of law or submitted to arbitration.

As of June 30, 2011, the provisions for all the litigations in which the Group is involved amounted to 960 million euros (versus 831 million euros as of December 31, 2010). As a rule, France Telecom does not provide any detail regarding these provisions, as it believes that any disclosure on a case-by-case basis could seriously harm its position.

This section describes any new proceedings and any developments in existing litigation that have occurred since the publication of the consolidated financial statements for the year ended December 31, 2010 (see Note 31 Litigation to the 2010 consolidated statements) and that may have or that have had over the period considered any significant effect on the financial situation or the profitability of the Group.

State aid

•

In the proceedings initiated following an investigation launched by the European Commission in January 2003 concerning the special business tax regime resulting from France Telecom’s historical legal status established by law on July 2, 1990 and to which the Company was subject from 1991 to 2002, it is expected that a decision will be rendered before the end of the year on the appeal filed by France telecom on February 10, 2010 before the Court of Justice of the European Union (EU) and supported by the French authorities.

In a decision rendered on August 2, 2004, the Commission had indicated that this special tax regime was not compatible with the EU Treaty. The Court of First Instance of the EU rejected on November 30, 2009 the actions for annulment brought by the French authorities and France Telecom. Pursuant to this rejection, France Telecom recognized in its financial statements as of December 31, 2009 a 964 million euros expense.  In January 2010, 53 million euros in interest earned on the 964 million euros  deposited in the escrow account in November 2009 and not recognized as income, i.e. a total of 1,017 million euros, was transferred to the French State.

•

In the formal in-depth investigation proceedings initiated by the European Commission against France in May 2008 on whether the changes introduced when France Telecom was transformed into a Société Anonyme concerning the financing of the retirement pensions for public servants working with France Telecom was compliant with EU regulation on State aid, a decision could be rendered before the end of 2011. France Telecom is not, at this stage, in a position to predict how these proceedings will evolve.

Litigation related to competition law

Broadband services and fixed telephony

•

By two judgments rendered on April 18 and July 12, 2011, the Polish Court of Competition and Consumer Protection (SOKiK) overturned the decisions by which, in September 2006 and February 2007, TP S.A. was successively fined 100 and 339 million zlotys (around 110 million euros in total) by the Polish governmental authority in charge of telecommunications (UKE) for having, according to this authority, set the prices of its “Neostrada” Internet services without observing the rule which requires the prices to be based on the cost of providing the services and without submitting these prices for review by UKE before they took effect. UKE appealed the April 18 judgment cancelling the 339 million zlotys fine.

•

On June 23, 2011, the Paris Court of Appeal confirmed, following an appeal filed by Numericable, the dispute resolution decision of November 8, 2010 by which the French Telecommunications and Posts Regulator (ARCEP) had granted the request by France Telecom to make changes to some of the terms governing the occupation of its civil engineering installations by Numericable. Specifically, the Court of Appeal ruled that the imposed changes were necessary, fair and proportionate.

•

On June 22, 2011, in the framework of proceedings which had been formally initiated in April 2009, the European Commission fined TP S.A. 127.6 million euros for alleged abuse of dominant position in the wholesale market for Internet broadband services in Poland. TP S.A. intends to appeal this decision. A provision was accordingly made.

•

On March 30, 2011 the Paris Commercial Court ordered France Telecom, in the framework of the indemnification proceedings initiated by Numericable in November 2009 for harm allegedly suffered on the broadband market, to pay 10 million euros to this operator.

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•

On February 23, 2011 the President of the French Competition Authority filed for the annulment of the executory decision rendered by the Paris Court of Appeal on January 27, 2011 ordering the reimbursement to France Telecom of the 18 million euros fine which had been imposed on the Company by the Competition Authority (formerly Competition Council) on October 14, 2004 with respect to pricing practices alleged by the ETNA France (formerly TENOR) operators association on the Enterprise market between April 1999 and January 2001. The fine, paid at the beginning of 2007, was reimbursed to France Telecom on May 18, 2011, together with interest at the legal rate thereon.

Mobile

•

On June 30, 2011, the Paris Court of Appeal rejected, after a new analysis, the appeal lodged by Orange France S.A. following the annulment by the Cour de cassation (French supreme court) on April 7, 2010 of the decision rendered on March 11, 2009 by the Paris Court of Appeal on cartel-like practices on the cellular telephony market between 1997 and 2003 on the ground that the Court of Appeal had violated Section L.464-2 of the French Code de commerce when assessing the impact of the damage caused to the economy without taking into account the sensitivity of demand to price. It is worth mentioning that, of the three mobile network operators involved, Orange France alone, which had raised this issue before the Cour de cassation, could claim the setting-aside of the penalty inflicted for an exchange of information (41 million euros out of the 256 million euros already paid in 2005). Orange France is currently assessing the appropriateness of an appeal.

•

On May 19, 2011, Orange Romania was granted in summary proceedings a stay of execution of the decision rendered on February 15, 2011 by which it was fined 34.8 million euros for abuse of dominant position, a decision which Orange Romania appealed. In compliance with local rules, 30% of the amount of the fine was deposited into an escrow account.

•

On April 11, 2011, the Swiss Federal Court rejected the appeal filed by the Swiss Competition Commission (WeKo) against the decision by the Federal Administrative Court on February 24, 2010 overturning the decision rendered in February 2007 by WeKo by which Swisscom Mobile was fined 333 million Swiss Francs for abuse of dominant position in relation with mobile termination rates before June 1, 2005. In light of this decision by the Federal Court, WeKo, drawing the necessary conclusions, should bring an end to the investigation that it had initiated as to such abuse of dominant position by one or the other mobile operators after June 1, 2005. It thus seems most unlikely that Orange Communications will be charged.

Other proceedings

Administrative litigation

•

On April 15, 2011 the French supreme administrative court (Conseil d’Etat) overturned the decision rendered by the Paris administrative court rejecting the claim by SNCF for indemnification for the presence of fiber optic cables belonging to France Telecom along the railways, for the period prior to 1997. The Conseil d’Etat decision recognized that SNCF has locus standi and asserted that its action is of a compensatory nature.

The possibility for France Telecom to assess the risk associated with this litigation remains on hold pending an actual reopening of the proceedings and the filing by SNCF of its written pleadings before the Paris Administrative Court of Appeal.

Commercial proceedings

•

On May 31, 2011, the Paris Court of Appeal, ruling on appeal in the dispute between Suberdine and Orange France S.A. after the case was quashed by the supreme court, rendered a decision confirming the judgment by the Paris commercial court of March 2006 while substantially modifying its legal explanation, thus enhancing its coherence. The other party again filed an appeal before the supreme court.

International litigation

•

In the framework of the on-going dispute between Danish-Polish Telecommunications Group (DPTG) and Telekomunikacja Polska S.A. (TP S.A.) concerning the fiber optics transmission system known as North-South Link and of the actions initiated by DPTG with a view to enforcement of the partial arbitration award rendered in August 2010, DPTG served on February 9, 2011 a garnishee order on France Telecom S.A., as a third party, for 12.6 million euros worth of outstanding debt payable by France Telecom to TP S.A. This amount will remain blocked in France Telecom S.A.’s accounts until a final decision is rendered by the French courts of law on the legitimacy of this garnishee order. With respect to DPTG’s claim brought on January 14, 2011 in relation with the July 2004 to January 2009 time period (“Phase II”), the parties and the arbitrators agreed on June 10, 2011 on an agenda postponing the presentation of its defense by TP S.A. to April 2012 and the filing of the final written pleadings by the parties to January 2013.

The exchange value of the provision set aside in TP S.A.’s balance sheet as of December 31, 2010 with respect to both time periods, and unchanged since, amounts to 542 million euros.

On December 2010, DPTG filed a petition for enforcement of the partial award before the competent court in Warsaw. On July 22, 2011 this court decided to suspend the proceedings until the final ruling has been made in the setting-aside proceedings initiated by TP S.A. in Austria against this award.

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Disputes in relation with equity investment arrangements

•

On February 7, 2011 the Swiss Federal Court rejected the appeal filed by Euskaltel for annulment of the award rendered on July 6, 2010 by a Vienna-based ICC arbitration tribunal ordering that Euskaltel pay 222 million euros damages (plus interest) to the France Telecom group for – among other grounds – violation of a non-compete obligation entered into by Euskaltel when the France Telecom group acquired the AUNA mobile network operator in 2005. On June 29, 2011 the High Court of the Basque Country declared open the proceedings for review of the application for an enforcement order.

It should be noted that these damages are classified, within the meaning of IAS 37 Provisions, Contingent Liabilities and Contingent Assets standard, as a contingent asset.

•

On April 5, 2011 the German supreme court rejected the application for legal aid filed by Gerhard Schmid in relation with the possible lodging by him of an appeal against the decision rendered on September 29, 2009 by the Frankfurt Court of Appeal which rejected the contract-based action initiated by the liquidator (Wilhelm) against France Telecom, and thus finally closed the contractual chapter of the UMTS dispute in Germany.

In the proceedings initiated by the minority shareholders in the framework of this UMTS dispute, the German supreme court has not yet decided whether or not to accept to examine the appeal filed by Millenium against the decision rendered by the Schleswig Court of Appeal on October 28, 2010 which dismissed every allegation of a de facto domination made against France Telecom.

In parallel to these direct actions against France Telecom, some actions contesting MobilCom (today : freenet) general meetings’ decisions are still ongoing. France Telecom is not a party to them but freenet could, if they succeed, have to initiate an action against it. In particular, some shareholders contest the validity of the capital increase procedure used in November 2000 when France Telecom acquired a stake in MobilCom, and, as a consequence, the exchange ratio determined at the time of the merger with freenet. This claim, that was lodged in 2007, hardly moved forward and does not seem likely to prosper.

•

In the written pleadings they filed on February 28, 2011 in the appeal proceedings against the judgment rendered on September 8, 2010 by the Paris Commercial Court which rejected their claim, Messrs. Taha, Mohamad and Azmi Mikati reiterated their allegation that France Telecom culpably interfered with the governance of its sub-subsidiary FTML, which lead, according to them, to the conclusion of an unfair agreement to the detriment of minority shareholders.

Apart from the proceedings mentioned above in this section and from the tax litigation described in Note 4, there are no governmental, legal or arbitration proceedings (whether under way, suspended or threatened) of which France Telecom is aware, either new or in which changes have occurred since the publication of the consolidated financial statements for the year ended December 31, 2010, that have had over the period or that may have a material impact on the Company or the Group’s financial position or profitability.

9.2

Unrecognized contractual commitments

The main changes in the contractual obligations reflected in the statement of financial position at June 30, 2011 are related to changes in net financial debt as described in Note 7.

The main events which occurred during the first half of 2011 affecting unrecognized contractual commitments are presented below:

•

For the acquisition of a second block of spectrum and frequencies, France Telecom España committed to invest 433 million euros over 3 years, amount which is fully covered by a bank guarantee. In addition, France Telecom España requested a financial institution to issue a 360 million euros bank guarantee to be able to participate in the tender offer for the attribution of spectrum and frequencies corresponding to waveband 800Mhz and waveband 2.6Ghz.

•

The main agreements which include call options granted to the Group relate to Orange Austria, Orange Uganda, Orange Tunisie, Compagnie Européenne de Téléphonie and Medi Telecom. If all options were to be exercised, the associated disbursements would amount approximately 700 to 800 million euros.

NOTE 10

Related party transactions

No transaction with related parties took place in the first six months of 2011 which materially affected the Group’s financial position.

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NOTE 11

Subsequent events

France - Orange Cinema Series

On July 15, 2011, France Telecom announced the finalization of a partnership project with Canal+ Group which primarily calls for Canal+ Group’s acquisition of a 33.3% minority interest in Orange Cinema Series. This agreement will also broaden the distribution of Orange Cinema Series TV package while maintaining content production continuity for the Orange Cinema Series package and reach a better financial performance.

A final agreement would be subject to a consultation of employees’ representatives and to the approval of the competent authorities.

Iraq - Acquisition of a non-controlling stake in Korek Telecom

On March 2011, France Telecom and Agility agreed with the shareholders of Korek Telecom to acquire a 44% stake in the Iraqi mobile operator.

A joint venture will be formed by Agility (54%) and France Telecom (46%) which will provide Korek Telecom with new capital against 44% of its equity. Under the terms of the agreement between Agility and France Telecom, Agility will contribute its existing convertible debt and inject an additional payment of 50 million US dollars (36 million euros), in exchange for a 20% indirect stake in Korek Telecom and a 100 million US dollars (72 million euros) 4-year shareholder loan to Korek Telecom. France Telecom will pay 245 million US dollars (175 million euros) for a 20% indirect stake in Korek Telecom, and will extend a 185 million US dollars (132 million euros) 4-year shareholder loan to Korek Telecom. The agreement came into effect on July 27, 2011.

The equity interest held by France Telecom in Korek Telecom will be accounted for under the equity method.

In addition, France Telecom will have the opportunity to exercise a call option in 2014 in order to control the joint venture formed with Agility and to increase its indirect stake in Korek Telecom to 27%. At this time, it will have indirect control over Korek Telecom. If this option is exercised, Agility will be able to sell part of its indirect stake in Korek Telecom to France Telecom, resulting in France Telecom’s indirect interest in Korek Telecom up to 39% in 2014 and up to 51% as from 2016.

Evolution of the assets portfolio

The Group announces that, following the review of its European asset portfolio, it has begun the process for a potential disposal of its consumer business in Switzerland. The Board of Directors will take a decision on the divestment with regard to the quality of offers received.

France Telecom S.A.: distribution of an interim dividend

On July 27, 2011, the Board of Directors decided the distribution of an interim dividend. This interim dividend will amount to 0.6 euro per share, representing an estimated total amount of 1.59 billion euros based on the number of shares outstanding as at June 30, 2011. The interim dividend will be paid on September 8, 2011. France Telecom S.A.’s total of net income for the period and retained earnings amounted to 6,749.3 million euros.

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2

Operating and Financial Review for the first half of 2011

The following comments are based on the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS, see Note 1 to the consolidated financial statements). These financial statements have undergone a review by the statutory auditors.

The operating segments are described in Section 2.3 Analysis by operating segment. Unless otherwise specified, data on operating segments presented in the following sections are understood to be prior to elimination of inter-segment operating transactions.

The changes below are calculated based on data in thousands of euros, although displayed in millions of euros.

The transition from data on a historical basis to data on a comparable basis (see Section 2.5.7 Financial glossary) for the first half of 2010 is set out in Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2.1

OVERVIEW

This section sets out, for the France Telecom Group, i) financial data and workforce information, ii) a summary of results for the first half of 2011, iii) the impact of regulatory rate changes, iv) key events and v) information on trends and the main risks and uncertainties.

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and the share of profits (losses) of associates (Reported EBITDA), capital expenditures on property, plant and equipment and intangible assets excluding licenses (CAPEX), the “Reported EBITDA - CAPEX” indicator and organic cash flow are not financial aggregates defined by IFRS. For further information on the calculation of the Reported EBITDA, CAPEX, the “Reported EBITDA - CAPEX” indicator and organic cash flow, and the reasons why the France Telecom Group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

2.1.1

Financial data and workforce information

OPERATING DATA

(in millions of euros)	Half years ended June 30
	2011	2010 comparable basis (1)	2010 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis
Revenues	22,569	22,873	22,144	(1.3)%	1.9%
Reported EBITDA (2)	7,681	8,019	7,745	(4.2)%	(0.8)%
Reported EBITDA/Revenues	34.0%	35.1%	35.0%
Operating income	4,174	4,829	4,714	(13.6)%	(11.5)%
Operating income/Revenues	18.5%	21.1%	21.3%
CAPEX (2) (3)	2,469	2,233	2,114	10.6%	16.8%
CAPEX/Revenues	10.9%	9.8%	9.5%
Telecommunication licenses	131	285	285	(54.0)%	(54.0)%
Reported EBITDA - CAPEX (2) (3)	5,212	5,786	5,631	(9.9)%	(7.4)%
Average number of employees (full-time equivalents) (4)	165,330	165,196	159,931	0.1%	3.4%
Number of employees (active employees at end of period) (4)	169,849	167,187	162,850	1.6%	4.3%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

See Section 2.5.6 Financial aggregates not defined by IFRS and Section 2.5.7 Financial glossary.

(3)

CAPEX for continuing operations (see Section 2.2.5 Group capital expenditures).

(4)

See Section 2.5.7 Financial glossary.

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NET INCOME

(in millions of euros)	Half years ended June 30
	2011	2010 historical basis
Operating income	4,174	4,714
Finance costs, net	(941)	(968)
Income tax	(1,138)	(911)
Consolidated net income after tax of continuing operations	2,095	2,835
Consolidated net income of discontinued operations (1)	-	1,130
Consolidated net income after tax	2,095	3,965
Consolidated net income attributable to owners of the parent company	1,945	3,725
Net income attributable to non-controlling interests	150	240
(1) Corresponds to Orange’s net income and expenses in the United Kingdom up to April 1, 2010, the disposal date (see Segment information in the consolidated financial statements).

NET FINANCIAL DEBT

(in millions of euros)	Periods ended
	June 30, 2011	Dec. 31, 2010 historical basis	June 30, 2010 historical basis
Net financial debt (1)	30,285	31,840	29,892
(1) See Section 2.5.7 Financial glossary and Note 7 to the consolidated financial statements.

For further information on the risks relating to France Telecom Group’s financial debt, see Section 4.1 Operational risks in the 2010 Registration Document.

2.1.2

Summary of results for the first half of 2011

France Telecom Group revenues amount to 22,569 million euros for the first half of 2011, up 1.9% on a historical basis (due essentially to the full consolidation of Mobinil and its subsidiaries on July 13, 2010) and down 1.3% on a comparable basis when compared with the first half of 2010. Excluding the effect of the fall in regulated prices, revenues rose 0.3% on a comparable basis between the first half of 2010 and the first half of 2011:

•

this growth was achieved despite the crises that affected operations in Egypt and the Ivory Coast, and the unfavorable impact of the rise in VAT in France as of January 1, 2011 that was only partially passed on to customers;

•

strong performances from mobile services in France (up 6.2%) and Spain (up 7.3%), and rapid development of subsidiaries in the Africa and Middle East region (outside Egypt and the Ivory Coast), up 7.8%, were confirmed;

•

in France, the Group stabilized its share of the mobile market (at 41%) and attained an ADSL market share estimated at 22% as at the second quarter of 2011.

The number of France Telecom Group customers amounted to 217.3 million on June 30, 2011, up 7.0% year-on-year on a comparable basis (excluding Morocco), driven by the 23% rise in mobile services customers in Africa and the Middle East.

The France Telecom Group’s restated EBITDA (see Sections 2.5.6 Financial aggregates not defined by IFRS, 2.5.7 Financial glossary and 2.2.1.2 Reported EBITDA) was 7,613 million euros as at the first half of 2011, an erosion of the restated EBITDA to revenues ratio limited to -1.5 points compared to the first half of 2010, of which -0.6 point resulting from the crises in Egypt and the Ivory Coast, and the unfavorable impact of the rise in VAT in France that was only partially passed on to customers.

The France Telecom Group’s capital expenditures on property, plant and equipment and intangible assets excluding licenses amounted to 2,469 million euros as at the first half of 2011, i.e. 10.9% of revenues, a rise compared to the first half of 2010.

The France Telecom Group’s restated EBITDA less CAPEX amounted to 5,144 million euros as at the first half of 2011.

Net income attributable to the owners of the parent company amounted to 1,945 million euros as at the first half of 2011, compared with 3,725 million euros as the first half of 2010. The change between the two halves stems, to a significant extent, from the effect of the creation of the Everything Everywhere joint venture on April 1, 2010 (recognition, first half of 2010) of the income from the disposal of Orange entities in the United Kingdom on April 1, 2010, for 1,060 million euros.

Net financial debt (see section 2.5.7 Financial glossary) of the France Telecom Group amounted to 30,285 million euros at June 30, 2011, down 1,555 million euros compared with December 31, 2010. The adjusted net financial debt to EBITDA ratio (see section 2.5.6 Financial aggregates not defined by IFRS) was 1.91 at June 30, 2011, compared with 1.95 at December 31, 2010.

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Furthermore, in the framework of the review of its portfolio of assets in Europe, the Group began a process with a view to the potential disposal of its consumer business in Switzerland. The Board of Directors will decide on a divestiture in light of the quality of the offers received.

Finally, the Board of Directors decided, on July 27, 2011, that interim ordinary dividends will be paid for the current year on the basis of the results of the first half of 2011. The payment will be of 0.60 euro per share and will be paid on September 8, 2011. The ex-dividend payment date is set at September 5, 2011, in the morning. Equally, France Telecom confirms its commitment to a dividend of 1.40 euros per share for 2011 and 2012, subject to a favorable vote by shareholders at the Shareholders’ Meetings that will vote on these payments.  See “Item 3 Key Information—3.D Risk factors” in our 2010 Annual Report on Form 20-F as well as the cautionary statement about forward-looking statements at the beginning of this document.

2.1.3

Impact of regulatory rate changes

The regulations governing the operations of the France Telecom Group are described in Section 6.7 Regulations in the 2010 Registration Document.

The impact of cuts to call termination and roaming rates between June 30, 2010 and June 30, 2011 was particularly pronounced in a number of countries, especially France, Belgium, Spain, Switzerland and Poland. In the first half of 2011, the decreases in regulated prices caused fixed-line and mobile telephony revenues to decrease by around 380 million euros and Reported EBITDA to fall by around 115 million euros.

For further information on regulatory risks, see Section 4.2 Legal risks in the 2010 Registration Document.

2.1.4

Key Events

Change in the Group’s governance

On February 23, 2011, France Telecom’s Board of Directors appointed Stéphane Richard Chairman and Chief Executive Officer, with effect from March 1, 2011.

Implementation of the new social contract in France

In March 2011, France Telecom signed an agreement on the Forward-Looking Employment and Skills Management Program (Gestion Prévisionnelle de l’Emploi et des Competences, GPEC) with employee representatives. This agreement forms part of the Conquests 2015 action plan and the Group’s new social contract, one of the priorities of which is to implement an active, motivating and supportive employment policy and to allow all employees to manage their own career path. This agreement sets out two action areas aimed at making employment and skills development a priority focus for the development of the company: i) regularly informing staff representatives and employees of strategic decisions and policies relating to employment and skills development and ii) supporting all employees collectively and individually in building their career path.

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Networks

Strengthening of the Group’s commitment to high-capacity broadband in France

In February 2011, France Telecom announced that it had responded to the Request for Expressions of Investment Intent (l’Appel à Manifestation d’Intention d’Investissements) issued by the French government as part of the national high capacity broadband program, which ended on January 31, 2011. By 2015, France Telecom aims to have brought fiber optics (FTTH) to 3,600 municipalities across 220 metropolitan areas, including all major and cities and towns, offering access to 10 million households by 2015 and 15 million households by 2020 (representing 17 million homes), or 60% of French households. The Group will work with other operators interested in taking part in the rollout, offering all forms of access provided for under the regulations, including joint financing. This represents an investment of 2 billion euros over the period 2010-2015, taking particular account of lessons learned from existing rollouts. For areas not directly affected by this project, the Group wishes to develop a cooperative approach with local authorities, offering solutions to allow a move towards faster access speeds (fiber to distribution frames, satellite, etc.) and is prepared to take part in public-sponsored networks designed in a complementary manner, as it has in Laval (Mayenne). The Group is also actively involved in the French government’s program of high capacity broadband pilot schemes, taking part in four projects.

The Group has already rolled out fiber optics in fifteen of France’s largest French cities and their outskirts, and has announced the first rollout in cities outside very densely populated areas, with a timeframe consistent with current regulations.

Rollout of fiber optics in France outside very densely populated areas and agreement with Free

In July 2011, France Telecom announced that it had published its third party-operator access offer for its fiber optic (FTTH) network outside very densely populated areas and signed an agreement with Free (Iliad Group) concerning the rollouts set to be launched in 2011 and 2012. This offer and this first agreement with Free follow on from the announcement in February 2011 of the rollout program undertaken by the Group in high capacity broadband in France (see above).

Outside the areas defined as very densely populated by the French telecoms regulator ARCEP (Autorité de Régulation des Postes et Télécommunications Electroniques), this program will cover 3,440 municipalities totaling 11 million homes by 2020 and will include all medium-sized towns in France. The regulatory framework for fiber optic rollout outside very densely populated areas was established at the start of the year, enabling France Telecom to put together its wholesale offer, which was published on July 19, 2011. This offer, which was presented to the ARCEP before publication, has been submitted to the principal FTTH operators. In line with the principles outlined by the ARCEP, this offer enables the sharing of networks outside very densely populated areas, thereby giving end users the freedom to choose the service provider they desire. The offer is open to all operators.

Free (Iliad Group) has decided to subscribe to the offer for the sixty or so metropolitan areas in which France Telecom plans to begin the rollout of fiber optic in 2011 and 2012, which will see some 1,300 municipalities and 5 million homes covered by 2020. In parallel, France Telecom is continuing its discussions with other interested operators. Furthermore, the rollout of these networks will take place in close cooperation with the relevant local authorities.

National 2G roaming agreement (extended to 3G) between France Telecom and Free Mobile

In March 2011, France Telecom and Free Mobile (Iliad Group) signed a national 2G roaming agreement and decided to extend it to include 3G. This agreement will take effect once Free Mobile (which has undertaken a commitment to deploy a network that offers coverage to at least 90% of the population by 2018) offers coverage for at least 25% of the population.

Allocation of 4G mobile frequencies in France and Spain

In France, the calls for applications for the allocation of frequencies in the 800 MHz band (part of the digital dividend) and the 2.6 GHz band, both allocated to high capacity broadband (4G) mobile networks, were launched in June 2011. The French telecoms regulator ARCEP will allocate the 2.6 GHz band frequencies in Autumn 2011 and the 800 MHz band frequencies in early 2012.    France Telecom will bid. The prices to be paid for each set of frequencies will ultimately depend on a one-step competitive bid process based on multiple bid criteria (financial, territorial coverage and agreement to accept MVNOs), with a minimum bid price for each set.

In Spain, the calls for applications for the allocation of frequencies in the 800 MHz band and the 2.6 GHz band, both allocated to high capacity broadband (4G) mobile networks, were launched in the first half of 2011. On 29 July 2011, Orange Spain was allocated 10 MHz in the 800 MHz band and 20 MHz in the 2.6 GHz band for a total 437 million euros to be paid in September 2011.

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Creation of a joint venture between PTK Centertel and PTC to share access networks in Poland

After signing a letter of intent in December 2010, PTK Centertel, a subsidiary of TP Group (France Telecom) and Polska Telefonia Cyfrowa (PTC), a subsidiary of T-Mobile (Deutsche Telekom), signed an agreement in July 2011 to share their access network infrastructures. This agreement covers the management, planning, development and maintenance of the joint networks. These tasks will be performed by NetWorkS!, a newly-formed company created and jointly-owned (50/50) by the two groups.

One of the main goals of this cooperation is to create a top-class mobile network in Poland and consequently to achieve a noticeable improvement in quality of service. This cooperation will allow both operators to improve network coverage, ensure high network quality and reduce operating expenses and capital expenditures. Upfront investment in the first three years will allow the operators to save 29% of network expenses over the long term. Despite the planned reduction in the total number of wireless access sites, each operator will be able to serve its customers through 10,000 sites. This represents a significant improvement on the current situation (PTC currently has some 7,000 sites and PTK Centertel around 6,400 sites). Due to the scale of the undertaking, the implementation of the new network will take place gradually until 2014, with the first positive effects to be visible in selected regions of the country in the first half of 2012. The two operators will transfer their employees responsible for planning, constructing and maintaining access networks over to NetWorkS!.

The agreement is set over a term of 15 years (with an option for it to be extended) and will be limited to technical aspects, with each operator remaining the owner of its networks and frequencies. Both operators will continue to compete on the retail and wholesale markets under their existing brands.

Agreement between Orange Business Services and SITA for the joint construction of a global cloud computing infrastructure

Orange Business Services and SITA, the air transport industry IT solutions specialist, signed an agreement in June 2011 to jointly build a global, high-performance, fully-managed cloud computing infrastructure. The managed infrastructure will deliver secure and high-performance cloud computing services to the air transport industry and to multinational companies around the world. Each partner will use this infrastructure to deliver a cloud services portfolio to their customers with more reliability and extended global reach.

Exploratory discussions between France Telecom and Deutsche Telekom on various potential areas of cooperation

In February 2011, France Telecom and Deutsche Telekom announced their intention to explore potential opportunities for cooperation in a defined set of technological fields. The two groups agreed to begin preliminary discussions on a clearly-defined set of cooperation areas, with the aim of identifying potential value creation for both companies that will also benefit their respective mobile and fixed-line customers in terms of quality of service and service offerings tailored to their needs. France Telecom and Deutsche Telekom have agreed upon the following potential cooperation areas: i) radio access network (RAN) sharing in Europe; ii) improving Wifi user experience while roaming abroad; iii) equipment standardization; iv) Machine-to-Machine (M2M) standards and quality of service for cross-border services; and v) a set of business fields with high growth potential: technical cooperation on home multimedia servers, development of cross border e-health services, connected cars technology and in-car infotainment services and content and technical enablers for TV and video services.

France Telecom and Deutsche Telekom took the opportunity to announce the first two fruits of their joint efforts: the creation of an M2M cooperation agreement and a joint project seeking to improve the roaming Wifi user experience.

Joint venture between France Telecom and Deutsche Telekom in procurement

In April 2011, France Telecom and Deutsche Telekom announced their intention to combine their activities in the field of procurement of equipment (customer and network), service platforms and IT infrastructures (starting with four pilot projects in this area) in a jointly-owned company (50/50). This joint venture is to be created in the fourth quarter of 2011 and will comprise two operational units based in Paris and Bonn.

After three years of implementation, the potential savings are estimated at under 900 million euros for France Telecom and more than 400 million euros for Deutsche Telekom, due to the harmonization of technological standards and economies of scale. The commercial benefits in network equipment will be balanced out over the first three years of the joint venture.

In April 2011, the two groups signed a letter of intent that defines the framework for the final contracts. The final agreement remains subject to approval by the competition authorities.

The procurement joint venture is the result of the bilateral exploratory talks between France Telecom and Deutsche Telekom announced in February 2011 (see above).

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Partnership project between France Telecom and CANAL+ on the Orange Cinema Series TV channel package

The content of the strategic partnership project announced in January 2011 and with the stated aim of merging the Orange Cinema Series and TPS Star TV channels into one company owned 50/50 by France Telecom and CANAL+, changed during the first half of 2011.

In July 2011, France Telecom and CANAL+ announced the finalization of their strategic partnership project, which sets out the acquisition by CANAL+ of a minority interest in Orange Cinema Series. As a result, France Telecom will own 66.66% of Orange Cinema Series and CANAL+ will hold 33.33%, with its governance ensured by both partners in proportion to their percentage of interest. In particular, the agreement provides for:

•

content production continuity for the Orange Cinema Series package of five channels by maintaining the brand, its current names (Orange cinemax, Orange cinehappy, Orange cinenovo, Orange cinechoc and Orange cinegeant) and the related interactive services;

•

broader distribution: Orange will continue to distribute its multichannel package and related interactive services to its customers; CANAL+ will offer the package to all CANALSAT subscribers; and the partnership plans to make the service available to all interested operators;

•

a more balanced business model thanks to wider distribution of the Orange Cinema Series service.

This agreement will also strengthen the existing partnership between Orange and CANAL+ for the distribution of CANAL+ and CANALSAT products and services within the Orange network. Finally, Orange and CANAL+ will build on their respective know-how: the former in technology, particularly in new services, the latter in content production.

Information on the final agreements has been presented to employee representative bodies and will be subject to their review and to the approval of the competent authorities (see Note 11 to the consolidated financial statements).

Acquisitions and disposals

Acquisition of 20% of Korek Telecom in Iraq

In March 2011, France Telecom and Agility, one of the world’s leading logistics companies, signed an agreement with the shareholders of Korek Telecom to acquire a 44% stake in the Iraqi mobile operator. In this partnership, France Telecom will contribute its marketing, commercial and technical expertise to reinforce Korek Telecom’s leading position in the Kurdistan region of Iraq (population 5 million) and extend its operations in the rest of the country (total population 33 million).

A joint venture will be formed by Agility (54%) and France Telecom (46%) which will provide Korek Telecom with new capital against 44% of its equity. Under the terms of the agreement between Agility and France Telecom, Agility will contribute its existing convertible debt and inject an additional payment of 50 million US dollars (36 million euros), in exchange for a 24% indirect stake in Korek Telecom and a 100 million US dollars (72 million euros) 4-year shareholder loan to Korek Telecom. France Telecom will pay 245 million US dollars (175 million euros) for a 20% indirect stake in Korek Telecom, and will extend a 185 million US dollars (132 million euros) 4-year shareholder loan to Korek Telecom. The operation was concluded on July 27, 2011. France Telecom’s investment in Korek Telecom will be recognized according to the equity method.

In addition, France Telecom will have the opportunity to exercise a call option in 2014 allowing it to take control of the jointly-owned company created with Agility and increase its indirect stake in Korek Telecom to 27%, thereby gaining indirect control of the company. If this option is exercised, Agility will be able to sell part of its indirect stake in Korek Telecom to France Telecom, which could result in France Telecom’s indirect interest in Korek Telecom increasing up to 39% in 2014 and up to 51% from 2016 (see note 11 to the notes to the consolidated financial statements).

This operation will allow France Telecom to strengthen its presence in the Middle East and forms part of the Group’s international strategy, which aims to stimulate growth by entering high-potential emerging markets.

Acquisition of 49% of Dailymotion

Further to the announcement made in January 2011, in April 2011 France Telecom acquired a 49% stake in the share capital of Dailymotion, the world’s second-largest video-sharing website, for 60 million euros (transaction fees included). Beginning in 2013, the project also allows the Group a progressive capital increase to 100% via a system of sale and purchase commitments and allows for the integration of new business partners.

This acquisition illustrates Orange’s content strategy, which now aims to benefit its customers by building on the Group’s role as an aggregator and broadcaster of content through the development of strong partnerships. This strategy was also exhibited in the launch of Read & Go in the press and publishing field and through the partnership tied up with Deezer in the music business. This acquisition will allow Orange to develop a complete multi-screen video offer in France (see Notes 2 and 5 to the consolidated financial statements).

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Sale of 100% of TP Emitel by TP Group

Under the memorandum of understanding signed in March 2011 with a private investment fund, in June 2011 TP S.A. sold 100% of its subsidiary TP Emitel, which specializes in the construction, leasing and maintenance of TV and radio broadcasting infrastructures, for 432 million euros (net of transaction costs). The sale of TP Emitel generated a gain of 197 million euros. Given the goodwill allocated to the sold subsidiary, the impact on net income attributable to owners of the parent company amounts to 44 million euros. This sale forms part of TP Group’s strategy, which seeks to dispose of its assets that are not strategic for its operations (see Note 2 to the consolidated financial statements).

Sources of funding

Signature of a 6 billion euro 5-year syndicated credit facility

In January 2011, France Telecom entered into an agreement with 28 international banks for a 6 billion euro 5-year syndicated credit facility to refinance the existing facility. This transaction is in keeping with the Group’s prudent liquidity management policy. It extends the maturity of the main facility from June 2012 until January 2016 while offering competitive conditions, namely an initial margin of 0.40% per year. This margin is subject to change if the Group’s credit rating is upgraded or downgraded. The credit facility is for a smaller amount than the 8 billion euro facility secured in 2005, thereby reflecting the decrease in the Group’s debt over the past several years.

Bond issuances

In April 2011, France Telecom swapped a 500 million euro structured bond maturing in 2022 for a 580 million euro bond maturing in 2019 (see Note 7 to the consolidated financial statements).

In June 2011, France Telecom closed a 670 million euro bond issue in order to take advantage of the decrease in interest rates since mid-April. The Group structured this transaction in a dual-tranche tap so as to issue the bonds with long maturities and enhance for investors the liquidity of these two bonds on the secondary market, with:

•

one tranche of 500 million euros maturing in 2021 at the interest rate of 3.875%, increasing the size of the existing bond to 1,250 million euros;

•

and one tranche of 170 million euros maturing in 2019 at the interest rate of 4.125%, increasing the size of the existing bond to 750 million euros.

European Commission fine imposed on TP S.A. for abuse of dominant position on the Polish wholesale broadband Internet access market

In June 2011, in relation to a procedure formally begun in April 2009, the European Commission imposed a fine of 128 million euros on TP S.A. for abuse of dominant position on the Polish wholesale broadband Internet access market. TP S.A. intends to appeal this decision. The decision led to the recognition of an additional provision of 115 million euros in the first half of 2011 (see Note 9 to the consolidated financial statements).

Payment of dividends

The France Telecom Shareholders’ Meeting held on June 7, 2011 decided the distribution of a dividend of 1.40 euro per share in respect of 2010. Given the interim dividend of 0.60 euro per share, which was paid on September 2, 2010 for a total of 1,589 million euros, the distribution of the balance of the dividend amounted to 0.80 euro per share and was paid on June 15, 2011, for a total of 2,118 million euros (see Note 8 to the consolidated financial statements).

2.1.5

Investment Trends

As part of its Conquests 2015 action plan, France Telecom intends to implement an aggressive investment plan.  From 2011-2013, the Group forecasts cumulative capital expenditures on property, plant and equipment and intangible assets excluding licenses of around 18.5 billion euros, including 1 billion euros for the fiber optic program in France. This represents an average rate of capital expenditures on property, plant and equipment and intangible assets excluding licenses to revenues of 12.6% over the period (excluding fiber optic in France). The rate of investment is expected to peak in 2012 as the deployment of fiber accelerates and the Group fulfills its network coverage and capacity objectives (with an average rate of capital expenditures on property, plant and equipment and intangible assets excluding licenses to revenues of around 14%).

See Section 2.1.4 Key Events for more information about certain planned investments in licenses.

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2.2

ANALYSIS OF THE GROUP’S INCOME STATEMENT AND CAPITAL EXPENDITURES

This section sets out, for the France Telecom Group, i) an analysis of the transition from revenues to Reported EBITDA, ii) the transition from Reported EBITDA to operating income, iii) the transition from operating income to net income, iv) the transition from net income to other comprehensive income and v) capital expenditures.

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and share of profits (losses) of associates (Reported EBITDA) and capital expenditures on property, plant and equipment and intangible assets excluding licenses (CAPEX) are not financial aggregates defined by IFRS. For further information on the calculation of the Reported EBITDA and CAPEX and the reasons why the France Telecom Group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

2.2.1

From Group revenues to Reported EBITDA

(in millions of euros)	Half years ended June 30
	2011	2010 comparable basis (1)	2010 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis
Revenues	22,569	22,873	22,144	(1.3)%	1.9%
External purchases (2)	(9,640)	(9,508)	(9,162)	1.4%	5.2%
Other operating income and expenses (2)	(901)	(850)	(804)	6.0%	12.1%
Labor expenses (2)	(4,514)	(4,442)	(4,379)	1.6%	3.1%
Gains and losses on disposal of assets	205	1	2	n/s	n/s
Restructuring costs and similar items	(38)	(55)	(56)	(31.2)%	(31.4)%
Reported EBITDA	7,681	8,019	7,745	(4.2)%	(0.8)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Section 2.5.7 Financial glossary.

2.2.1.1

Revenues

Change in revenues

REVENUES (in millions of euros)	Half years ended June 30
	2011	2010 comparable basis (1)	2010 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis
France	11,305	11,577	11,590	(2.3)%	(2.5)%
Spain	1,943	1,867	1,867	4.1%	4.1%
Poland	1,902	1,989	1,963	(4.3)%	(3.1)%
Rest of the World	4,281	4,333	3,663	(1.2)%	16.9%
Enterprise	3,548	3,604	3,576	(1.6)%	(0.8)%
International Carriers & Shared Services	774	797	780	(2.8)%	(0.8)%
Eliminations	(1,184)	(1,294)	(1,295)	-	-
GROUP TOTAL	22,569	22,873	22,144	(1.3)%	1.9%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

The France Telecom Group’s revenues totaled 22,569 million euros in the first half of 2011, up 1.9% on a historical basis and down 1.3% on a comparable basis compared with the first half of 2010.

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On a historical basis, the 1.9% or 425 million euro increase in Group revenues between the first half of 2010 and the first half of 2011 was due to:

•

the positive impact of change in the scope of consolidation and other changes, which amounted to 755 million euros and mainly represented the full consolidation of Mobinil and its subsidiaries on July 13, 2010 in the amount of 686 million euros;

•

which was partially offset by i) the negative effect of foreign exchange fluctuations, amounting to 26 million euros and ii) organic change on a comparable basis, i.e. a 304 million euro decline in revenues.

On a comparable basis, the 1.3% or 304 million euro decline in Group revenues between the first half of 2010 and the first half of 2011 was mainly attributable to the negative impact of the fall in regulated prices (379 million euros), particularly in France, Belgium, Spain, Switzerland and Poland:

•

the change in revenues in France (down 2.3%, or 272 million euros) was attributable mainly to the negative effect of the fall in regulated prices and, to a lesser extent, the decline in traditional telephone services (subscriptions and communications) as well as the unfavorable impact of the VAT increase applied on January 1, 2011 that was only partially passed on to customers. The fall in revenues in France between 2010 and 2011 amounted to 2.2% in the second quarter, after a decline of 2.5% in the first quarter. The rise in revenues from mobile activities in France amounted to 2.5% (6.2% excluding the effect of the fall in regulated prices) between the first half of 2010 and the first half of 2011;

•

in contrast, revenues in Spain rose by 4.1%, or 76 million euros, between the two periods. Continuing the gradual improvement seen over the last few half-year periods, revenues were driven by the growth in both mobile services and fixed-line activities, despite the negative effect of the fall in regulated prices. Specifically, revenues from mobile services in Spain rose by 4.3% (7.3% excluding the effect of the fall in regulated prices) between the first half of 2010 and the first half of 2011;

•

the fall in revenues in Poland (down 4.3%, or 87 million euros) was caused in large part by the decline in traditional telephone services (subscriptions and communications) and, to a lesser extent, by the negative effect of the fall in regulated prices. The decline in revenues in Poland slowed down overall, with a fall of 4.3% between the first half of 2010 and the first half of 2011 compared with 7.5% between the first half of 2009 and the first half of 2010. Revenues from mobile activities in Poland rose by 1.5% (3.9% excluding the effect of the fall in regulated prices) between the first half of 2010 and the first half of 2011;

•

revenues for the Rest of the World fell 1.2%, or 52 million euros, between the two periods. This change was attributable in large part to i) the decline in revenues in Western Europe (Switzerland and Belgium, caused mainly by the negative impact of the fall in regulated prices) and, to a lesser extent, in Central Europe (Romania and Slovakia). Revenues in Africa and the Middle East, meanwhile, were virtually unchanged, with contrasting fortunes: i) a sharp drop in Ivory Coast and a more moderate fall in Egypt, caused by the political events that occurred in these countries in the first half of 2011, and, conversely, ii) buoyant growth in Cameroon and Mali;

•

revenues from Enterprise fell by 1.6%, or 56 million euros, between the first half of 2010 and the first half of 2011. Business Services continued to be affected by the downward trend seen among traditional business networks, which was nonetheless largely offset by growth in services and other business networks. In addition, the decline in revenues from Business Services slowed down, with a fall between 2010 and 2011 of 1.6% in the first half of the year, after a decrease between 2009 and 2010 of 3.6% in the second half of the year and 6.0% in the first;

•

finally, revenues from International Carriers & Shared Services shrank by 2.8%, or 23 million euros, between the two periods, owing to the decline in international transit services.

Changes in the number of customers

CUSTOMERS (2) (In millions and at end of period)	Half years ended June 30
	2011	2010 comparable basis (1)	2010 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis
Number of mobile customers (3)	158.4	139.8	123.1	13.3%	28.7%
Number of contract customers	52.5	49.3	48.8	6.4%	7.5%
Number of prepaid customers	105.9	90.5	74.3	17.0%	42.6%
Number of fixed-line telephony customers	44.7	45.4	45.4	(1.6)%	(1.6)%
Number of Internet customers	14.3	13.8	13.6	4.0%	5.5%
of which Number of broadband customers	14.0	13.4	13.2	5.0%	6.6%
GROUP TOTAL (3)	217.3	199.0	182.0	9.2%	19.4%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

The number of customers of the France Telecom Group is calculated i) in its entirety, for entities consolidated using the full integration method, and ii) in the amount of their stake for entities consolidated using the equity method (see Note 5 to the consolidated financial statements).

(3)

Excluding mobile virtual network operator (MVNO) customers.

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2.2.1.2

Reported EBITDA

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and the share of profits (losses) of associates (Reported EBITDA) is a financial aggregate not defined by IFRS. For further information on the calculation of the Reported EBITDA and the reasons why the France Telecom Group uses this aggregate, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

In the first half of 2011, the France Telecom Group’s Reported EBITDA came to 7,681 million euros, down 0.8% on a historical basis and 4.2% on a comparable basis compared with the first half of 2010. The ratio of Reported EBITDA to revenues was 34.0% in the first half of 2011, down 0.9 points compared with the first half of 2010 on a historical basis, and 1.0 points on a comparable basis.

On a historical basis, the 0.8% or 64 million euro fall in the Group’s Reported EBITDA between the first half of 2010 and the first half of 2011 was due to:

•

the positive impact of change in the scope of consolidation and other changes, which amounted to 307 million euros and mainly represented the full consolidation of Mobinil and its subsidiaries on July 13, 2010 in the amount of 290 million euros;

•

which was offset by i) the negative effect of foreign exchange fluctuations, amounting to 33 million euros and ii) organic change on a comparable basis, i.e. a 338 million euro decline in Reported EBITDA.

On a comparable basis, the Group’s Reported EBITDA fell by 4.2%, or 338 million euros, between the first half of 2010 and the first half of 2011.

CHANGE IN REPORTED EBITDA (in millions of euros)	Half years ended June 30
Reported EBITDA for the first half of 2010 (data on a historical basis)	7,745
Foreign exchange fluctuations (1)	(33)
Changes in the scope of consolidation and other changes (1)	307
Reported EBITDA for the first half of 2010 (data on a comparable basis) (1)	8,019
Increase (decrease) in revenues	(304)
Effect of the fall in regulated prices	(379)
Other	75
Decrease (increase) in external purchases (2)	(132)
Decrease (increase) in commercial expenses and purchases of content rights	(247)
Decrease (increase) in purchases from and repayments to carriers	149
Effect of the fall in regulated prices	266
Other	(117)
Decrease (increase) in other network expenses and IT expenses	(46)
Decrease (increase) in other external purchases	12
Decrease (increase) in other operating expenses (net of other operating income) (2)	(51)
European Commission fine imposed on TP S.A. in the first half of 2011 (3)	(115)
Other	64
Decrease (increase) in labor expenses (2)	(72)
Change in the provision covering the “Part-Time for Seniors” and “Intermediate Part-Time” plans in France	24
Other	(96)
Change in gains and losses on disposal of assets	204
Sale of TP Emitel in the first half of 2011 (3)	197
Other	7
Decrease (increase) in restructuring costs and similar items	17
Reported EBITDA for the first half of 2011	7,681
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Section 2.5.7 Financial glossary. (3) See Section 2.1.4 Key Events.

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The France Telecom Group’s Reported EBITDA includes:

•

in the first half of 2011, for a total positive amount of 68 million euros:

•

a gain on disposal of assets of 197 million euros from the sale by TP S.A. of its subsidiary TP Emitel (see Section 2.1.4 Key Events and Note 2 to the consolidated financial statements),

•

an additional provision of 115 million euros in relation to the fine of the European Commission against TP S.A. for abuse of its dominant position in the wholesale market for Internet access in Poland (see Section 2.1.4 Key Events and Note 9 to the consolidated financial statements),

•

and an additional provision of 13 million euros covering the “Part-Time for Seniors” and “Intermediate Part-Time” plans in France following the agreement on the employment of seniors signed in November 2009 and its amendment signed in December 2010;

•

and, in the first half of 2010, an additional provision of 37 million euros covering the “Part-Time for Seniors” and “Intermediate Part-Time” plans in France following the agreement on the employment of seniors signed in November 2009 and its amendment signed in December 2010;

To ensure the comparability of the operating performance, these items are restated in the following table.

RESTATED EBITDA (in millions of euros)	Half years ended June 30
	2011	2010 comparable basis (1)	2010 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis
Reported EBITDA (a)	7,681	8,019	7,745	(4.2)%	(0.8)%
As a % of revenues	34.0%	35.1%	35.0%
Profit (loss) from the sale of assets in relation to the sale of TP Emitel by TP S.A. in Poland (2)	197	-	-
Additional provision in relation to the fine of the European Commission against TP S.A. in Poland (2)	(115)	-	-
Additional provision covering the “Part-Time for Seniors” and “Intermediate Part-Time” plans in France	(13)	(37)	(37)
Total restated items (b)	68	(37)	(37)
Restated EBITDA (a-b)	7,613	8,056	7,782	(5.5)%	(2.2)%
As a % of revenues	33.7%	35.2%	35.1%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Section 2.1.4 Key Events.

On a comparable basis and after taking into account restated items in the first half of 2010 and the first half of 2011, the restated EBITDA (see above) fell by 5.5%, or 443 million euros, between the first half of 2010 and the first half of 2011, owing to:

•

the 1.3% or 304 million euro decline in revenues, which was mainly caused by i) the negative effect of the fall in regulated prices in the amount of 379 million euros, especially in France, Belgium, Spain, Switzerland and Poland and ii) to a lesser extent, the unfavorable impact of the VAT increase applied on January 1, 2011 in France that was only partially passed on to customers, amounting to 76 million euros;

•

the increase of 1.4%, or 132 million euros, in external purchases (see Section 2.5.7 Financial glossary), stemming from:

•

the 10.4% rise in commercial expenses, which was principally caused by i) the increase in purchases of handsets and other products sold, especially in France and Spain, itself due to the increase in the share of purchases of high-end mobile handsets and the expansion of the customer loyalty program and ii) to a lesser extent, the unfavorable impact of the VAT increase applied on January 1, 2011 in France that was only partially passed on to customers, amounting to 24 million euros,

•

the 3.5% rise in other network expenses and IT expenses, related mainly – where IT expenses are concerned – to the IT systems transformation projects implemented principally in business services and shared services,

•

which were partially offset by i) the 4.8% drop in purchases from and repayments to carriers, a result of the positive effect of the fall in regulated prices on interconnection rate expenses in the amount of 266 million euros and ii) by the 131 million euro provision reversal in the first half of 2011 for the restructuring of the Orange sport and Orange cinema series businesses in France;

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•

and the rise of 2.2%, or 96 million euros, in labor expenses (see Section 2.5.7 Financial glossary), related to the increase in wages and employee benefit expenses and in part to the effects of the implementation of the new social contract in France (see Section 2.1.4 Key Events).

These negative items were offset by:

•

the fall of 7.5%, or 64 million euros, in other operating expenses (net of other operating income, see Section 2.5.7 Financial glossary); and

•

to a lesser extent, the reduction in restructuring costs and similar items and the slight improvement in the gain on disposal of assets.

After taking into account restated items in the first half of 2010 and the first half of 2011, the ratio of restated EBITDA to revenues (see above) came to 33.7% in the first half of 2011, down 1.5 points on a comparable basis compared with the first half of 2010.

2.2.2

From Group Reported EBITDA to operating income

(in millions of euros)	Half years ended June 30
	2011	2010 comparable basis (1)	2010 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis
Reported EBITDA	7,681	8,019	7,745	(4.2)%	(0.8)%
Depreciation and amortization	(3,399)	(3,168)	(3,042)	7.3%	11.8%
Impairment of fixed assets	(47)	(1)	(1)	n/s	n/s
Share of profits (losses) of associates	(61)	(21)	12	186.8%	N/A
Operating income	4,174	4,829	4,714	(13.6)%	(11.5)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

In the first half of 2011, the France Telecom Group’s operating income amounted to 4,174 million euros, down 11.5% on a historical basis and 13.6% on a comparable basis compared with the first half of 2010.

CHANGE IN OPERATING INCOME (in millions of euros)	Half years ended June 30
Operating income for the first half of 2010 (data on a historical basis)	4,714
Foreign exchange fluctuations (1)	(23)
Changes in the scope of consolidation and other changes (1)	138
Operating income for the first half of 2010 (data on a comparable basis) (1)	4,829
Increase (decrease) in Reported EBITDA	(338)
Decrease (increase) in depreciation and amortization	(231)
Decrease (increase) in impairment of fixed assets	(46)
Change in share of profits (losses) of associates	(40)
Operating income for the first half of 2011	4,174
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

On a historical basis, the 11.5% or 540 million euro fall in the Group’s operating income between the first half of 2010 and the first half of 2011 was due to:

•

the positive impact of change in the scope of consolidation and other changes, which amounted to 138 million euros and mainly represented the full consolidation of Mobinil and its subsidiaries on July 13, 2010 in the amount of 131 million euros;

•

with was more than offset by i) the negative effect of foreign exchange fluctuations, amounting to 23 million euros and ii) organic change on a comparable basis, i.e. a 655 million euro decline in operating income.

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On a comparable basis, the fall of 655 million euros in the Group’s operating income between the first half of 2010 and the first half of 2011, a drop of 13.6%, was due primarily to:

•

the reduction of 338 million euros in the Reported EBITDA;

•

the 231 million euro rise in depreciation and amortization, caused in large part by the accelerated amortization of certain fixed assets related to fixed-line and mobile telephony, chiefly in Spain, France and Poland;

•

the 46 million euro increase in the impairment of fixed assets, due to the recognition in the first half of 2011 of an impairment of 45 million euros related to Kenya (reflecting the effects on future cash flows of more intense competition in that country. See Note 3 to the consolidated financial statements);

•

and the 40 million euro decline in the share of profits (losses) of associates, principally due to i) the impairment of shares in Sonaecom (mobile telephone operator in Portugal) in the first half of 2011, in the amount of 31 million euros and, to a lesser extent, ii) the recognition of the share of losses from Everything Everywhere over six months in the first half of 2011, compared with three months in the first half of 2010 (see Note 5 to the consolidated financial statements).

2.2.3

From Group operating income to net income

(in millions of euros)	Half years ended June 30
	2011	2010 historical basis
Operating income	4,174	4,714
Cost of gross financial debt	(967)	(1,002)
Income and expense on net debt assets	59	72
Foreign exchange gains (losses)	1	(10)
Other financial Income and expense	(34)	(28)
Finance costs, net	(941)	(968)
Income tax	(1,138)	(911)
Consolidated net income after tax of continuing operations	2,095	2,835
Consolidated net income of discontinued operations (1)	-	1,130
Consolidated net income after tax	2,095	3,965
Net income attributable to owners of the parent company	1,945	3,725
Net income attributable to non-controlling interests	150	240

(1)

Corresponds to Orange’s net income and expenses in the United Kingdom up to April 1, 2010, the disposal date (see Segment information in the consolidated financial statements). See Section 2.2.3.5 Consolidated net income after tax.

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2.2.3.1

Finance costs, net

France Telecom’s policy is not to use derivatives for speculative purposes. For further information about the risks arising from financial markets see Section 4.3 Financial risks in the 2010 Registration Document.

The net finance costs were 941 million euros for the first half of 2011, compared to 968 million euros for the first half of 2010, a gain of 27 million euros. This improvement results from the reduction of 35 million euros in the cost of gross financial debt.

CHANGE IN FINANCIAL COSTS (in millions of euros)	Half years ended June 30
Financial costs for the first half of 2010 (historical basis)	(968)
Decrease (increase) in the cost of gross financial debt	35
Impact linked to the decrease (increase) of the average gross financial debt outstanding (1)	94
Impact linked to the decrease (increase) in the average weighted cost of gross financial debt (2)	(24)
Change in the fair value of commitments to buy out non-controlling interests	(35)
Increase (decrease) in income and expense on net debt assets	(13)
Change in exchange gain (loss)	11
Change in other financial income and expense	(6)
Financial costs for the first half of 2011	(941)

(1)

Excludes amounts not bearing interest, such as debts relating to commitments to buy out non-controlling equity stakes, and accrued but unpaid interest.

(2)

The average weighted cost of the gross financial debt is calculated by dividing i) the cost of gross financial debt, adjusted for change in the fair value of commitments to buy out non-controlling interests, by ii) the average gross financial debt outstanding over the period, adjusted for amounts not bearing interest (such as liabilities related to commitments to buy out non-controlling interests and accrued interest).

The change in net financial debt (see Section 2.5.7 Financial glossary) of the France Telecom group is described in Section 2.4.2 Financial Debt.

2.2.3.2

Income tax

INCOME TAX (1) (in millions of euros)	Half years ended June 30
	2011	2010 historical basis
Current taxes	(466)	(320)
Deferred tax	(672)	(591)
GROUP TOTAL	(1,138)	(911)
(1) See Note 4 to the consolidated financial statements.

Income tax (see Note 4 to the consolidated financial statements) was 1,138 million euros for the first half of 2011, up 227 million euros compared with the first half of 2010 (911 million euros).

2.2.3.3

Consolidated net income after tax of continuing operations

The consolidated net income after tax of continuing operations totaled 2,095 million euros for the first half of 2011, compared with 2,835 million euros for the first half of 2010, down 740 million euros. The reduction was attributable to the decline in operating income (540 million euros) and the income tax expense (227 million euros), partially offset by the decrease in financial costs (27 million euros) year-on-year.

2.2.3.4

Consolidated net income of discontinued operations

Because of the creation of Everything Everywhere (a joint venture between Orange and T-Mobile in the UK) on April 1, 2010, data for the UK business until April 1, 2010 are given as for a business held for sale. As a consequence, Orange’s operating income and expenses in the United Kingdom are recognized, up to April 1, 2010, in the consolidated net income of discontinued operations (see Segment information in the consolidated financial statements).

The net income from discontinued operations was 1,130 million euros for the first half of 2010, and comprised of i) gains on disposal of Orange entities in the United Kingdom on April 1, 2010 in the amount of 1,060 million euros, and ii) net income from Orange UK in the year to April 1, 2010, of 70 million euros.

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2.2.3.5

Consolidated net income after tax

Net income for the France Telecom consolidated group was 2,095 million euros for the first half of 2011, compared with 3,965 million euros for the first half of 2010, down 1,870 million euros. Recognition in the first half of 2010 of net income from discontinued operations was 1,130 million euros (consisting mainly of the gain on disposal of Orange entities in the United Kingdom on April 1, 2010 in the amount of 1,060 million euros, an item not repeated in the first half of 2011), as well as the fall by 740 million euros in the net income from continuing operations, explain this decline in the consolidated net income year-on-year.

The net income attributable to non-controlling interests was 150 million euros in the first half of 2011, compared with 240 million euros in the first half of 2010. After taking into account the net income attributable to non- controlling interests, the net income attributable to owners of the parent decreased from 3,725 million euros in the first half of 2010 to 1,945 million euros in the first half of 2011, down 1,780 million euros.

2.2.4

From Group net income to comprehensive income

(in millions of euros)	Half years ended June 30
	2011	2010 historical basis
Consolidated net income after tax	2,095	3,965
Actuarial gains and losses on post-employment benefits	1	(89)
Income tax relating to items not reclassified	(17)	25
Items that will not be reclassified to profit or loss (a)	(16)	(64)
Assets available for sale	18	(5)
Cash flow hedges	46	108
Net investment hedges	(18)	(50)
Exchange differences on translating foreign operations	(616)	1,199
Income tax relating to items that may be reclassified	(11)	(7)
Share of other comprehensive income in associates	13	(11)
Items that may be reclassified subsequently to profit or loss (b)	(568)	1,234
Other comprehensive income for the year of continuing operations (a)+(b)	(584)	1,170
Cash flow hedges	-	1
Exchange differences on translating foreign operations	-	1,023
Other comprehensive income for the year of discontinued operations	-	1,024
Consolidated other comprehensive income for the year	(584)	2,194
Consolidated comprehensive income (1)	1,511	6,159
Comprehensive income attributable to owners of the parent company	1,368	5,893
Comprehensive income attributable to non-controlling interests	143	266
(1) See Note 6 to the consolidated financial statements.

The principal factor explaining the transition from the consolidated net income to the consolidated comprehensive income are the exchange differences on translating foreign operations. These reflect changes in exchange rates between the opening and closing dates on the net assets of subsidiaries consolidated in foreign currencies (see Note 6 to the consolidated financial statements).

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2.2.5

Group capital expenditure

Capital expenditure on property, plant and equipment and intangible assets excluding licenses (CAPEX) are not defined by IFRS. For further information on how CAPEX is calculated and why France Telecom uses this aggregate, see Section 2.5.6 Financial items undefined in IFRS and 2.5.7 Financial glossary.

CAPITAL EXPENDITURE ON PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS (2) (in millions of euros)	Half years ended June 30
	2011	2010 comparable basis (1)	2010 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis
Capital expenditure on property, plant and equipment and intangible assets for continuing operations	2,743	2,604	2,485	5.3%	10.4%
CAPEX	2,469	2,233	2,114	10.6%	16.8%
Telecommunication licenses	131	285	285	(54.0)%	(54.0)%
Capital expenditure financed through finance leases	143	86	86	66.0%	66.0%
Capital expenditure on property, plant and equipment and intangible assets for discontinued operations (3)	-	-	72	-	-
CAPEX	-	-	68	-	-
Telecommunication licenses	-	-	-	-	-
Capital expenditure financed through finance leases	-	-	4	-	-

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

See Segment information in the consolidated financial statements.

(3)

Sale of Orange in the UK on April 1, 2010 (see Section 2.2.3.4 Net gain from discontinued operations and Segment information in the consolidated financial statements).

2.2.5.1

Capital expenditure on property, plant and equipment and intangible assets excluding licenses

In the first half of 2011, capital expenditure on property, plant and equipment and intangible assets excluding licenses, for continuing operations by the France Telecom group were 2,469 million euros, up 16.8% on a historical basis and 10.6% on a comparable basis compared with the first half of 2010. The ratio of capital expenditure on property, plant and equipment and intangible assets excluding licenses, for continuing operations compared with revenues was 10.9% for the first half of 2011, up 1.4 points on a historical basis and 1.2 points on a comparable basis compared with the first half of 2010.

On a historical basis, the increase of 16.8% in capital expenditure on property, plant and equipment and intangible assets excluding licenses, for the Group’s continuing operations between the first half of 2010 and the first half of 2011, i.e. a 355 million euro increase, is due to:

•

i) the positive impact of changes in scope and other changes, which amounted to 132 million euros and essentially comprise the full consolidation of Mobinil and its subsidiaries on July 13, 2010 totaling 119 million euros, partially offset by the ii) negative impact of foreign exchange fluctuations, amounting to 13 million euros;

•

and the organic change on a comparable basis, i.e. an increase of 236 million euros in capital expenditure on property, plant and equipment and intangible assets excluding licenses, for continuing operations.

On a comparable basis, the 10.6% or 236 million euro rise in capital expenditure on property, plant and equipment and intangible assets excluding licenses, for continuing operations between first half 2010 and first half 2011 was mainly due to:

•

increased capital expenditure of 91 million euros on leased terminals, Livebox and access and transmission equipment at customers’ premises, i) mainly in France, stemming from the increase in the number of Liveboxes and decoders (success of the new quadruple play Open offers and speeding up of the program to renew Liveboxes in service in order to improve the quality of service of broadband services), and ii) to a lesser extent, on Business Services;

•

increased capital expenditure of 52 million euros on the core network, switching and transmission, fundamentally on rolling out submarine cables, with the construction in particular of the ACE (Africa Coast to Europe) submarine cable, which will link France with South Africa, and the LION2 (Lower Indian Ocean Network 2) submarine cable in the Indian Ocean;

•

increased capital expenditure of 49 million euros on IT, mainly in France;

•

and increased capital expenditure of 42 million euros on wire access (copper and fiber optics), due to the roll out of fiber optics in France.

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2.2.5.2

Acquisition of telecommunications licenses

In the first half of 2011, telecommunication license acquisitions cost 131 million euros and comprised mainly the acquisition in Spain of a second 5 MHz frequency block in the 900MHz band at a cost of 129 million euros (see Note 9 to the consolidated financial statements). In the first half of 2010, telecommunication license acquisitions cost 285 million euros, on a historical basis as well as on a comparable basis, and represented the acquisition in France of a 3G frequency block of 4.8 MHz in the 2.1 GHz band.

2.2.5.3

Financial investments

In the first half of 2011, financial investments (see Section 2.5.7 Financial glossary and Consolidated statement of cash flows) amounted to 67 million euros and comprised mainly the acquisition of Dailymotion in April 2011, totaling 60 million euros (see Section 2.1.4 Highlights and Notes 2 and 5 in the notes to the consolidated financial statements). In the first half of 2010, financial investments accounted for 111 million euros, and comprised mainly the acquisition of KPN Belgium Business (now Mobistar Enterprise Services) by Mobistar in March 2010 at a cost of 63 million euros.

2.3

ANALYSIS BY OPERATING SEGMENT

This section sets out, for the France Telecom Group, an analysis by operating segment of the key operating data (financial data and workforce) and its key operating indicators.

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and the share of profit (losses) of associates (Reported EBITDA) and capital expenditure on property, plant and equipment and intangible assets excluding licenses (CAPEX) and the Reported EBITDA - CAPEX indicator are not financial aggregates defined by IFRS. For further information on the calculation of the Reported EBITDA, CAPEX and “Reported EBITDA - CAPEX” indicator and the reasons why the France Telecom Group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

Presentation of operating segments

The Group reports six operating segments: France, Spain, Poland, Rest of the World, Enterprise, and International Carriers & Shared Services (IC & SS), to which is added the United Kingdom, which is reported under discontinued operations until April 1, 2010 and, after this date, Everything Everywhere, the joint venture with Deutsche Telekom in the United Kingdom:

•

the “France” operating segment covers all personal (mobile telephony) and home (fixed-line, Internet and carrier services) communication services in France;

•

the “Spain” operating segment covers all personal (mobile telephony) and home (fixed-line and Internet) communication services in Spain;

•

the “Poland” operating segment covers all personal (mobile telephony) and home (fixed-line, Internet and carrier services) communication services in Poland;

•

the “Rest of the World” reportable segment covers all personal (mobile telephony) and home (fixed-line, Internet and carrier services) communication services outside France, the UK, Poland and Spain, namely in Belgium, Botswana, Cameroon, the Dominican Republic, Egypt, Ivory Coast, Jordan, Kenya, Madagascar, Mali, Moldova, Romania, Senegal, Slovakia and Switzerland;

•

the “Enterprise” operating segment covers communication solutions and services for businesses in France and worldwide;

•

the “International Carriers & Shared Services” operating segment (hereinafter referred to as “IC & SS”) covers i) the deployment of the international and long-distance network, installation and maintenance of submarine cables and sales and services to international carriers, and ii) shared services including the support and cross-divisional functions across the entire Group and the new growth drivers (Content, Health, Online Advertising). For the most part, shared services are rebilled to other operating segments through brand royalties, Group services and special case-by-case rebilling.

Each of the segments defined by the Group has its own resources, although they may also share certain resources, primarily in the areas of networks, information systems, research and development, and other shared competencies. Specifically, this is the role of the International Carrier & Shared Services (IC & SS) segment. The use of shared resources is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s Reported EBITDA. The cost of shared resources may be affected by changes in contractual relationship or organization and may therefore impact the segment results disclosed from one year to another.

See Segment information in the consolidated financial statements. Additional information (breakdown of revenues and key operating indicators) by operating segment can be found in Section 2.5.2 Additional information by operating segment.

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Operating data by operating segment

The table below shows the key operating data (financial and workforce data) for France Telecom Group i) for the first half of 2011, ii) the first half of 2010 on a comparable basis and iii) the first half of 2010 on a historical basis.

2011 Half year ended June 30, 2011 (in millions of euros)	France	Spain	Poland	Rest of the world	Enterprise	IC & SS	Eliminations	Total Group	Discontinued operations		Joint venture Everything Everywhere (at 100%) (1)
									United Kingdom	Eliminations and others
Revenues	11,305	1,943	1,902	4,281	3,548	774	(1,184)	22,569	-	-	3,878
• external	10,804	1,921	1,882	4,108	3,326	528	-	22,569	-	-	3,878
• inter-operating segments	501	22	20	173	222	246	(1,184)	-	-	-	-
External purchases	(4,233)	(1,357)	(878)	(2,164)	(2,051)	(1,547)	2,590	(9,640)	-	-	(2,717)
Other operating income	596	35	43	49	67	1,428	(1,894)	324	-	-	11
Other operating expenses	(844)	(147)	(211)	(279)	(136)	(96)	488	(1,225)	-	-	(185)
Labor expenses	(2,477)	(92)	(275)	(408)	(777)	(485)	-	(4,514)	-	-	(287)
Gains (losses) on disposal of assets	-	-	199	(3)	-	9	-	205	-	-	0
Restructuring costs and similar items	(24)	(1)	(1)	(5)	(3)	(4)	-	(38)	-	-	(30)
Reported EBITDA	4,323	381	779	1,471	648	79	-	7,681	-	-	670
Depreciation and amortization	(1,158)	(492)	(500)	(799)	(165)	(285)	-	(3,399)	-	-	(700)
Impairment of fixed assets	-	(1)	(1)	(46)	-	1	-	(47)	-	-	-
Share of profits (losses) of associates	(1)	-	-	(7)	1	(54)	-	(61)	-	-	-
Operating income	3,164	(112)	278	619	484	(259)	-	4,174	-	-	(30)
CAPEX	1,237	170	228	489	163	182	-	2,469	-	-	251
Telecommunication licenses	-	129	-	2	-	-	-	131	-	-	-
Reported EBITDA - CAPEX	3,086	211	551	982	485	(103)	-	5,212	-	-	419
Average number of employees	76,856	3,097	24,889	26,794	20,904	12,790	-	165,330	-	-	N/C

(1)

Corresponds to the net income and expenses of the Everything Everywhere joint venture created on April 1, 2010, which combines the activities of France Telecom and Deutsche Telekom in the United Kingdom (50/50 joint venture).

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2010 - DATA ON A COMPARABLE BASIS (1) Half year ended June 30, 2010 (in millions of euros)	France	Spain	Poland	Rest of the world	Enterprise	IC & SS	Eliminations	Total Group	Discontinued operations		Joint venture Everything Everywhere (at 100%)
									United Kingdom	Eliminations and others
Revenues	11,577	1,867	1,989	4,333	3,604	797	(1,294)	22,873	-	-	N/A
• external	10,990	1,848	1,968	4,157	3,372	538	-	22,873	-	-	N/A
• inter-operating segments	587	19	21	176	232	259	(1,294)	-	-	-	N/A
External purchases	(4,227)	(1,301)	(892)	(2,116)	(2,134)	(1,652)	2,814	(9,508)	-	-	N/A
Other operating income	643	23	23	42	78	1,470	(2,002)	277	-	-	N/A
Other operating expenses	(871)	(135)	(92)	(255)	(153)	(103)	482	(1,127)	-	-	N/A
Labor expenses	(2,423)	(88)	(293)	(371)	(751)	(516)	-	(4,442)	-	-	N/A
Gains (losses) on disposal of assets	(4)	(1)	1	(1)	-	6	-	1	-	-	N/A
Restructuring costs and similar items	(33)	-	(4)	(3)	(8)	(7)	-	(55)	-	-	N/A
Reported EBITDA	4,662	365	732	1,629	636	(5)	-	8,019	-	-	N/A
Depreciation and amortization	(1,079)	(478)	(482)	(659)	(166)	(304)	-	(3,168)	-	-	N/A
Impairment of fixed assets	(1)	(1)	(1)	-	-	2	-	(1)	-	-	N/A
Share of profits (losses) of associates	2	(1)	-	(4)	(1)	(17)	-	(21)	-	-	N/A
Operating income	3,584	(115)	249	966	469	(324)	-	4,829	-	-	N/A
CAPEX	1,110	164	181	500	143	135	-	2,233	-	-	N/A
Telecommunication licenses	285	-	-	-	-	-	-	285	-	-	N/A
Reported EBITDA - CAPEX	3,552	201	551	1,129	493	(140)	-	5,786	-	-	N/A
Average number of employees	76,651	3,103	26,249	25,952	20,553	12,688	-	165,196	-	-	N/A
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

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2010 - HISTORICAL BASIS Half year ended June 30, 2010 (in millions of euros)	France	Spain	Poland	Rest of the world	Enterprise	IC & SS	Eliminations	Total Group	Discontinued operations (1)		Joint venture Everything Everywhere (at 100%) (2)
									United Kingdom	Eliminations and others
Revenues	11,590	1,867	1,963	3,663	3,576	780	(1,295)	22,144	1,282	(20)	2,024
• external	11,000	1,848	1,943	3,487	3,344	522	-	22,144	1,275	(13)	2,024
• inter-operating segments	590	19	20	176	232	258	(1,295)	-	7	(7)	-
External purchases	(4,320)	(1,301)	(880)	(1,806)	(2,113)	(1,703)	2,961	(9,162)	(920)	22	(1,444)
Other operating income	639	23	23	43	78	1,574	(2,104)	276	7	(36)	11
Other operating expenses	(871)	(135)	(91)	(204)	(112)	(105)	438	(1,080)	(78)	34	(83)
Labor expenses	(2,342)	(88)	(289)	(332)	(735)	(593)	-	(4,379)	(97)	-	(145)
Gains (losses) on disposal of assets	(3)	(1)	1	(1)	-	6	-	2	1,059	-	(1)
Restructuring costs and similar items	(33)	-	(4)	(3)	(8)	(8)	-	(56)	(57)	-	(7)
Reported EBITDA	4,660	365	723	1,360	686	(49)	-	7,745	1,196	-	355
Depreciation and amortization	(1,074)	(478)	(476)	(541)	(165)	(308)	-	(3,042)	-	-	(400)
Impairment of fixed assets	(1)	(1)	(1)	-	-	2	-	(1)	(2)	-	-
Share of profits (losses) of associates	2	(1)	-	30	(1)	(18)	-	12	-	-	-
Operating income	3,587	(115)	246	849	520	(373)	-	4,714	1,194	-	(45)
CAPEX	1,106	164	179	390	143	132	-	2,114	68	-	120
Telecommunication licenses	285	-	-	-	-	-	-	285	-	-	-
Reported EBITDA - CAPEX	3,554	201	544	970	543	(181)	-	5,631	1,128	-	235
Average number of employees	74,641	3,103	26,249	20,884	20,433	14,621	-	159,931	11,015	-	N/C

(1)

Corresponds to Orange’s net income and expenses in the United Kingdom to April 1, 2010, the disposal date.

(2)

Corresponds to the net income and expenses of the Everything Everywhere joint venture created on April 1, 2010, which combines the activities of France Telecom and Deutsche Telekom in the United Kingdom (50/50 joint venture).

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2.3.1

France

FRANCE (in millions of euros)	Half years ended June 30
	2011	2010 comparable basis (1)	2010 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis
Revenues	11,305	11,577	11,590	(2.3)%	(2.5)%
Reported EBITDA (2)	4,323	4,662	4,660	(7.3)%	(7.2)%
Reported EBITDA/Revenues	38.2%	40.3%	40.2%
Operating income	3,164	3,584	3,587	(11.7)%	(11.8)%
Operating income/Revenues	28.0%	31.0%	30.9%
CAPEX (2)	1,237	1,110	1,106	11.5%	11.8%
CAPEX/Revenues	10.9%	9.6%	9.5%
Reported EBITDA - CAPEX (2)	3,086	3,552	3,554	(13.1)%	(13.2)%
Average number of employees	76,856	76,651	74,641	0.3%	3.0%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and the share of profit (losses) of associates (Reported EBITDA) and capital expenditure on property, plant and equipment and intangible assets excluding licenses (CAPEX) are not financial aggregates defined by IFRS. For further information on the calculation of the Reported EBITDA, CAPEX and “Reported EBITDA - CAPEX” indicator and the reasons why the France Telecom Group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

The “France” operating segment covers all personal (mobile telephony) and home (fixed-line, Internet and carrier services) communication services in France.

2.3.1.1

Revenues - France

On a historical basis, the 2.5% or 285 million euro fall in revenues from France between the first half of 2010 and the first half of 2011 is attributable to i)the negative impact of changes in the scope of consolidation and other changes for 13 million euros, and ii) organic change on a comparable basis, i.e. a 272 million euro decline in revenues.

On a comparable basis, a 272 million euro fall in revenues in France, down by 2.3% between the first half of 2010 and the first half of 2011 is due:

•

mainly to cuts in inter-operator mobile call termination rates and cuts to wholesale Internet access charges that benefited alternative operator; and

•

to the impact on end users, only partial, of the January 1, 2011 rise in VAT on mobile calls and Internet connection.

Excluding the impact of the fall in regulated prices and the change in VAT rate, revenues remained stable, with a slight growth of 0.1% year-on-year. Fast growth in the mobile, Internet access and unbundling business has helped to offset the downward trend in public switched telephony network (PSTN).

Personal communications services in France

On both a historical and a comparable basis, revenues for personal communication services in France rose 2.5% between the first half of 2010 and the first half of 2011. The value protection market strategy helped to offset negative effects due to:

•

cuts to “voice” and SMS mobile call termination prices on July 1, 2010 and February 1, 2010 respectively; and

•

a complete non-repercussion, at the end-user level, of the rise in VAT on January 1, 2011 on offers with mobile television access service. This negative effect was estimated at 62 million euros for the first half of 2011.

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Excluding regulatory impact, revenues rose 6.2% between the first half of 2010 and the first half of 2011. This was due:

•

in large part i) to a 1.8% rise in total customers over the year, to 26.7 million at June 30, 2011, and ii) the growth in the proportion of contract customers as part of the overall customer mix, to 71.4% on June 30, 2011, compared with 69.8% the previous year; The appeal of the Origami offers and the segmented offers strategy helped to offset the effect of the increase in VAT rate, which gave some subscribers the opportunity to terminate their contracts free of charge for a few weeks at the start of 2011.

•

and to the rise in “non-voice” services revenues (see Section 2.5.7 Financial glossary), which more than made up for shrinking “voice” revenues. In the first half of 2011, revenues from “non-voice” services accounted for 35.4% of mobile services revenues (see Section 2.5.7 Financial glossary), compared with 29.9% in the first half of 2010, up 5.5 points in a single year.

Excluding regulatory impact, Average Revenues Per User, the “ARPU” (see Section 2.5.7 Financial glossary) increased by 2.1% between June 30, 2010 and June 30, 2011, due to i) the increasing numbers of contract customers within the total customer base and ii) increasing “non-voice” usage, both of text messages (SMS) and multimedia, attributable, inter alia, to the increasing use of smartphones and “quadruple-play” Open offers, (695,000 customer subscriptions on June 30, 2011).

Home communications services in France

On a historical basis, the 5.2% fall in home communication services revenues in France between the first half of 2010 and the first half of 2011, down 353 million euros, was attributable to i) a 13 million euro negative impact of changes in the scope of consolidation and other changes, as well as ii) organic changes on a comparable basis, i.e. a 340 million euro decline in revenues.

On a comparable basis, revenues earned by home communication services in France fell by 5.0%, i.e. 340 million euros, between the first half of 2010 and the first half of 2011, to 6,455 million euros for the first half of 2011. Eliminating the cuts imposed on wholesale rates for Internet access and, to a lesser degree, on interconnections with the France Telecom Public Switched Telephone Network (PSTN) revenues fell 4.1% year-on- year.

The decline in home communication services revenues in France between the first half of 2010 and the first half of 2011, on a comparable basis, is explained below, broken down by the three components that make up home communication services revenues in France.

Consumer Services

On a comparable basis, Consumer Services revenues amounted to 3,963 million euros in the first half of 2011, down 6.9% year-on-year. This deterioration was due to the recurring decline in the Public Switched Telephone Network (PSTN) business, partially offset by further development of ADSL broadband Internet services. The ARPU for Consumer fixed line Services (see Section 2.5.7 Financial glossary) fell slightly from 34.8 euros on June 30, 2010 to 34.6 euros on June 30, 2011, caused mainly i) by the lack of response to the VAT rise in January, and ii) by the impact of price reductions made in 2010.

The change in Consumer Services revenues between the first half of 2010 and the first half of 2011 stemmed from:

•

the limited increase to 1.2% in revenues of the Consumer On-line and Internet Access Services, marked mainly by the lack of response to the VAT rate rise in January. In a fiercely competitive broadband market, where customer volatility is becoming a real issue, sales held firm, with an additional 144,000 ADSL customers in the first half of 2011, thanks i) to the new triple-play segmented offers tailored to changing customer consumption patterns, and ii) to the quadruple play Open offer, providing fixed line communication services coupled with a mobile subscription. Consequently, the growth of the broadband customer base between June 30, 2010 and June 30, 2011 was 4.2%, with 9,371 broadband accesses on June 30, 2011;

•

a 17.1% fall in revenues from Consumer Calling Services, mainly due to i) the fall in the market for switched calling traffic (measured by interconnections) as “Voice over IP” expands, and ii) cheaper tariffs. This reduction in revenues is correlated with the decline in total PSTN traffic billed to France Telecom customers, which fell by 17.5% year-on-year;

•

and the 12.4% fall in revenues from Consumer Subscription Fees, with the advent of total unbundling, wholesale subscriptions and wholesale naked ADSL access to third-party ISPs (revenues from these sales are included in “Services to Carriers” below).

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Carrier Services

On a comparable basis, revenues from Carrier Services have remained virtually unchanged between the first half of 2010 and the first half of 2011, and were 2,228 million euros for the first half of 2011. Between the two periods, the change in revenues is attributable to:

•

the 12.2% drop in revenues from Other Carrier Services, reflecting a simultaneous fall in traffic and routing rates on France Telecom’s public switched telephony network (PSTN);

•

partially offset by a 3.2% rise in revenues from Domestic Carrier Services, mainly due to the continued progress of the full unbundling of telephone lines and wholesale subscriptions, and which offset the negative effects of the cuts to DSL volume in July 2010 and partial unbundling in January 2011. Domestic interconnection revenues fell 5% between the two periods due to a falloff in traffic volume and lower interconnection rates in October 2010.

Other Home Communication Services

On a comparable basis, revenues from Other Home Communications Services fell 8.9% between the first half of 2010 and the first half of 2011, after i) a 49% fall in payphone traffic and ii) the falling trend in rentals and sales of fixed telephony terminals, other than ADSL equipment.

2.3.1.2

Reported EBITDA France

On a historical basis, the Reported EBITDA in France fell by 7.2% between the first half of 2010 and the first half of 2011.

On a comparable basis, the 7.3%, or 339 million euro decrease in France’s Reported EBITDA between the first half of 2010 and the first half of 2011 was mainly the result of:

•

the 272 million euro fall in revenues, marked i) by the negative effect of regulatory price cuts for wholesale Internet access and fixed and mobile inter-carrier interconnection rates and ii) by the impact of the VAT rise on January 1, 2011 that was only partially passed on to customers;

•

the 165 million euro increase in commercial expenses, over one third of which is fixed, resulting from a rise in Livebox and TV decoder volumes to improve the quality of service and to support the growing number of broadband customers with added value services. The remaining two thirds of the increase result from the growth in purchases of top of the range mobile terminals as well as by improvements to the customer loyalty policy, which were offset by the 96 million euro drop in service fees and inter-operators costs, a result of the positive effect of the fall in regulated prices on interconnection rates.

2.3.1.3

Operating income - France

On a historical basis, operating income in France was 3,164 million euros in the first half of 2011, down 11.8%, i.e. a fall of 423 million euros between the first half of 2010 and the first half of 2011.

On a comparable basis, the 11.7% or 420 million euros year-on-year decline in France’s operating income chiefly reflects i) a 339 million euro decline in Reported EBITDA and ii) to a lesser extent a 79 million euro increase in depreciation and amortization, in line with increased capital expenditure.

2.3.1.4

Capital expenditure on property, plant and equipment and intangible assets excluding licenses - France

On a historical basis, capital expenditure in France on property, plant and equipment and intangible assets excluding licenses rose to 1,237 million euros in the first half of 2011, an 11.8% increase, i.e. 131 million euros, between the first half of 2010 and the first half of 2011.

On a comparable basis, the 127 million euro rise in capital expenditure in France on property, plant and equipment and intangible assets excluding licenses between the first half of 2010 and the first half of 2011, up 11.5%, is mainly due to:

•

increased capital expenditure of 58 million euros on wire access (copper and fiber optics), due to the roll out of fiber optics (see Section 2.1.4 Key Events); and

•

increased capital expenditure of 68 million euros on leased terminals, Liveboxes, decoders and other access and transmission equipment at customers’ premises in order to improve the quality of service.

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2.3.2

Spain

SPAIN (in millions of euros)	Half years ended June 30
	2011	2010 comparable basis (1)	2010 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis
Revenues	1,943	1,867	1,867	4.1%	4.1%
Reported EBITDA (2)	381	365	365	4.3%	4.3%
Reported EBITDA/Revenues	19.6%	19.6%	19.6%
Operating income	(112)	(115)	(115)	2.4%	2.4%
Operating income/Revenues	(5.8)%	(6.1)%	(6.1)%
CAPEX (2)	170	164	164	3.9%	3.9%
CAPEX/Revenues	8.7%	8.8%	8.8%
Reported EBITDA - CAPEX (2)	211	201	201	4.6%	4.6%
Average number of employees	3,097	3,103	3,103	(0.2)%	(0.2)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and the share of profit (losses) of associates (Reported EBITDA) and capital expenditure on property, plant and equipment and intangible assets excluding licenses (CAPEX) and the “Reported EBITDA - CAPEX” indicator are not financial aggregates defined by IFRS. For further information on the calculation of the Reported EBITDA, CAPEX and “Reported EBITDA - CAPEX” indicator and the reasons why the France Telecom Group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

The “Spain” operating segment covers all personal (mobile telephony) and home (fixed-line and Internet) communication services in Spain.

2.3.2.1

Revenues - Spain

On both a historical and a comparable basis, the 4.1% increase in revenues from Spain between the first half of 2010 and the first half of 2011, an increase of 76 million euros, is attributable mainly to a resurgence of revenues from personal and home communications services year-on-year. Excluding regulatory impact, revenues from Spain would have risen 6.6% year-on-year.

Personal communications services in Spain

Both on a historical and comparable basis, revenues from personal communications services in Spain rose by 4.3% between the first half of 2010 and the first half of 2011, a 65 million euro increase.

Excluding regulatory impact, revenues rose 7.3% between the two periods, reflecting:

•

an 8.2% rise in the total number of customers over a year, which stood at 12.2 million on June 30, 2011. This improvement is attributable both to the 7.3 million increase in contract customers as of June 30, 2011, i.e. 7.3% over a year and to the 4.9 million increase in customers with prepaid offers as of June 30, 2011, i.e. 9.5% over a year;

•

and growing revenues from “non-voice» services (excluding SMS and MMS), driven by the increase in broadband usage with, in particular, a significant increase in Internet use on mobile phones. The number of customers with mobile Internet offers increased by a factor of 3.4 as compared to June 30, 2010, and grew to 1.3 million users as of June 30, 2011. In addition, the number of Internet Everywhere services customers increased by 57% between the two periods. In sum, revenues from “non-voice” services increased by 24.8% between the first half of 2010 and the first half of 2011, compared with 7.2% between the first half of 2009 and the first half of 2010. The number of Mobile Virtual Network Operators (MVNO) hosted is also substantially higher – up 33% between the two periods – with 1.3 million customers on June 30, 2011.

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Home communication services in Spain

Both on a historic and a comparable basis, revenues from home communication services in Spain increased by 3.2% between the first half of 2010 and the first half of 2011, i.e. an increase of 11 million euros. This rise is mainly attributable to a recovery in the growth of broadband revenues, up by 6.3% between the two periods, driven by:

•

the sustained growth in the number of ADSL customers, up 9.6% between June 30, 2010 and June 30, 2011, a net increase of 103,600 customers year-on-year, compared with a net loss of 52,000 customers between June 30, 2009 and June 30, 2010, thanks to burgeoning sales and a fall in the churn rate;

•

an increase in the penetration rate of full LLU (Local Loop Unbundling), which accounts for 60.5% of the total ADSL customer base, i.e. a 10.8 point change, year-on-year; and

•

the 1.3% increase in ARPU, which amounts to 32.0 euros on June 30, 2011. This is attributable to the increased number of Voice over Internet Protocol (VoIP) customers and sales of Wholesale Line Rental (WLR) services.

2.3.2.2

Reported EBITDA - Spain

Both on a historical and comparable basis, Spain’s Reported EBITDA increased by 4.3% between the first half of 2010 and the first half of 2011 and reached 381 million euros in the first half of 2011. Year-on-year, this 16 million euro increase is attributable mainly to i) the 76 million euro rise in revenues, ii) the 23 million euro fall in service fees and inter-operators costs (principally attributable to the drop in rates for mobile call terminations), iii) offset partially by the 70 million euro increase in commercial expenses in order to operate in a fiercely competitive environment.

2.3.2.3

Operating income - Spain

Both on a historical and on a comparable basis, Spain’s operating income was a 112 million euro loss for the first half of 2011, compared with a loss of 115 million euros for the first half of 2010, owing to the 16 million euro increase in Reported EBITDA, offset partially by a 14 million euro rise in depreciation and amortization.

2.3.2.4

Capital expenditure on property, plant and equipment and intangible assets excluding licenses - Spain

Both on a historical and comparable basis, capital expenditure in Spain on property, plant and equipment and intangible assets excluding licenses, grew by 6 million euros between the first half of 2010 and the first half of 2011, to reach 170 million euros in the first half of 2011. Capital expenditure for the first half of 2011 was mainly on growth and customer satisfaction operations, principally in mobile data, specifically for renewal of the wireless access network and to increase link transmission speed.

2.3.2.5

Acquisition of telecommunications licenses - Spain

Acquisitions of telecommunication licenses in Spain amounted to 129 million euros in the first half of 2011. They comprise the acquisition of a second 5 MHz frequency block in the 900 MHz frequency band, as part of the allocation of new frequencies in the telecommunications wireless band, which began in the first half of 2011 in Spain (see Section 2.1.4 Key Events and Note 9 to the consolidated financial statements).

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2.3.3

Poland

POLAND (in millions of euros)	Half years ended June 30
	2011	2010 comparable basis (1)	2010 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis
Revenues	1,902	1,989	1,963	(4.3)%	(3.1)%
Reported EBITDA (2)	779	732	723	6.5%	7.9%
Reported EBITDA/Revenues	41.0%	36.8%	36.8%
Operating income	278	249	246	11.4%	12.9%
Operating income/Revenues	14.6%	12.5%	12.5%
CAPEX (2)	228	181	179	25.9%	27.5%
CAPEX/Revenues	12.0%	9.1%	9.1%
Reported EBITDA - CAPEX (2)	551	551	544	0.2%	1.4%
Average number of employees	24,889	26,249	26,249	(5.2)%	(5.2)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and the share of profit (losses) of associates (Reported EBITDA) and capital expenditure on property, plant and equipment and intangible assets excluding licenses (CAPEX) and the “Reported EBITDA - CAPEX” indicator are not financial aggregates defined by IFRS. For further information on the calculation of the Reported EBITDA, CAPEX and “Reported EBITDA - CAPEX” indicator and the reasons why the France Telecom Group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

The “Poland” operating segment covers all personal (mainly mobile telephony) and home (fixed-line, Internet and carrier services) communication services in Poland;

2.3.3.1

Revenues - Poland

On a historical basis, the 3.1% or 61 million euro fall in Polish revenues between the first half of 2010 and the first half of 2011 reflects i) a positive 26 million euro foreign exchange impact, due to the strengthening of the zloty against the euro, and ii) organic change on a comparable basis, i.e. an 87 million euro decline in revenues.

On a comparable basis, the 87 million euro or 4.3% decline in revenues in Poland between the first half of 2010 and the first half of 2011 was the result of i) an 82 million euro decline in voice traffic in the fixed-line business, ii) a 10 million euro decline in revenues from mobile “non-voice” services, mainly due to negative impact from the fall in regulated prices, partially offset by iii) a 5 million euro rise in revenues from carrier services. Excluding regulatory impact, revenues would have fallen 3.3% year on year.

Personal communications services in Poland

On a historical basis, the 2.8% or 26 million euro rise in Polish personal communications revenues between the first half of 2010 and the first half of 2011 reflected i) the positive impact of foreign exchange fluctuations of 12 million euros, as well as ii) the organic change on a comparable basis, i.e. a 14 million euro increase in revenues.

On a comparable basis, revenue from personal communications services in Poland increased by 14 million euros or 1.5% between the first half of 2010 and the first half of 2011. Excluding cuts in call termination tariffs, revenues would have risen by 3.9% year on year.

Between the first half of 2010 and the first half of 2011, the 1.5% growth in revenues from personal communication services in Poland is attributable mainly i) to the 2.6% increase in the number of contract customers (which totaled 6.967 million on June 30, 2011), in other words more than 176,000 additional customers compared to June 30, 2010, ii). partially offset by the fall of 3.0% in the ARPU year-on-year (with an ARPU settling at 503 zlotys on June 30, 2011).

Home communication services in Poland

On a historical basis, the 6.9% or 79 million euro decrease in Polish home communications revenues between the first half of 2010 and the first half of 2011 reflects i) the positive impact of foreign exchange fluctuations, i.e. 15 million euros, ii) more than offset by a 94 million euro fall in revenues on a comparable basis.

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On a comparable basis, the 94 million euro or 8.1% decline in revenues from Polish home communications services between the first half of 2010 and the first half of 2011 was driven mainly by a 16.8% dip in “voice” revenues affected by:

•

a decrease in the number of fixed line customers, i.e. a drop of 824,000 customers between June 30, 2010 and June 30, 2011. This drop is linked to fixed/mobile substitution and customers switching to wholesale buying (increase of 202,000 customers);

•

and the 5.5% decline in broadband revenues (180 million euros) reflecting a 1.4% decrease in the customer base (29,000 fewer customers year-on-year).

2.3.3.2

Reported EBITDA - Poland

On a historical basis, the 7.9% or 56 million euro rise in Poland’s Reported EBITDA between first half of 2010 and the first half of 2011 mainly reflected a positive impact of foreign exchange fluctuations of 9 million euros and organic change on a comparable basis, i.e. a 47 million euro rise in Reported EBITDA.

On a comparable basis, the increase of 47 million euros in Poland’s Reported EBITDA is mainly due to i) the recognition in the first half of 2011 of a gain of 197 million euros on TP S.A.’s disposal of its subsidiary TP Emitel (see Section 2.1.4 Key Events and Note 2 to the consolidated financial statements), ii) the 21 million euro increase in other operating income, iii) a 20 million euro fall in interconnection costs tied to a fall in call termination prices, and iv) the 18 million euro decrease in labor expenses (voluntary redundancy program). Between these two periods, these items are offset in part by i) the recognition in the first half of 2011 of an additional provision of 115 million euros in relation to the fine of the European Commission against TP S.A. for abuse of its dominant position in the wholesale market for Internet access in Poland (see Section 2.1.4 Key Events and Note 9 to the consolidated financial statements) and ii) a drop in revenues totaling 87 million euros.

2.3.3.3

Operating income - Poland

On a historical basis, the 12.9% increase in Polish operating income between the first half of 2010 and the first half of 2011, a 32 million euro rise, mainly reflects a 3 million euro positive impact of foreign exchange fluctuations, as well as organic change on a comparable basis, generating a 29 million euro increase in operating income.

On a comparable basis, the 11.4% or 29 million euro rise in Poland’s operating income between the first half of 2010 and the first half of 2011 chiefly reflects a 47 million euro increase in Reported EBITDA, partly offset by an 18 million euro rise in depreciation and amortization.

2.3.3.4

Capital expenditure on property, plant and equipment and intangible assets excluding licenses - Poland

On a historical basis, the 27.5% increase in capital expenditure in Poland on property, plant and equipment and intangible assets excluding licenses, between the first half of 2010 and the first half of 2011, an increase of 49 million euros, chiefly embodies organic change on a comparable basis, with capital expenditure on property, plant and equipment and intangible assets excluding licenses, up by 47 million euros.

On a comparable basis, the 47 million euro increase in capital expenditure in Poland on property, plant and equipment and intangible assets excluding licenses, between the first half of 2010 and the first half of 2011, up 25.9%, mainly reflects the deployment of fixed line broadband services as part of the agreement reached with the Polish regulator at the end of 2009, covering the period from 2009 to 2012.

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2.3.4

Rest of the World

REST OF THE WORLD (in millions of euros)	Half years ended June 30
	2011	2010 comparable basis (1)	2010 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis
Revenues	4,281	4,333	3,663	(1.2)%	16.9%
Reported EBITDA (2)	1,471	1,629	1,360	(9.7)%	8.2%
Reported EBITDA/Revenues	34.4%	37.6%	37.1%
Operating income	619	966	849	(35.9)%	(27.1)%
Operating income/Revenues	14.5%	22.3%	23.2%
CAPEX (2)	489	500	390	(2.2)%	25.5%
CAPEX/Revenues	11.4%	11.5%	10.6%
Reported EBITDA - CAPEX (2)	982	1,129	970	(13.0)%	1.2%
Average number of employees	26,794	25,952	20,884	3.2%	28.3%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and the share of profit (losses) of associates (Reported EBITDA) and capital expenditure on property, plant and equipment and intangible assets excluding licenses (CAPEX) are not financial aggregates defined by IFRS. For further information on the calculation of the Reported EBITDA, CAPEX and “Reported EBITDA - CAPEX” indicator and the reasons why the France Telecom Group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

The “Rest of the World” reportable segment covers all personal (mobile telephony) and home (fixed-line, Internet and services to carriers) communication services outside France, the UK, Poland and Spain, namely in Belgium, Botswana, Cameroon, the Dominican Republic, Egypt, Ivory Coast, Jordan, Kenya, Madagascar, Mali, Moldova, Romania, Senegal, Slovakia and Switzerland.

2.3.4.1

Revenues - Rest of the World

On a historical basis, the 16.9% increase in revenues from the Rest of the World between the first half of 2010 and the first half of 2011, up 618 million euros, was due to:

•

the positive impact of changes to the scope of consolidation and other changes, amounting to 734 million euros, and including principally the full consolidation of Mobinil and its subsidiaries from July 13, 2010 for 689 million euros;

•

in part counterbalanced by i) the negative impact of foreign exchange fluctuations of 64 million euros, as well as ii) organic change on a comparable basis, with a drop of 52 million euros in revenues.

On a comparable basis, revenues fell by 1.2% or 52 million euros in the Rest of the World between the first half of 2010 and the first half of 2011. Excluding regulatory impact, revenues would have risen 1.2% year-on-year.

By geographic area, and on a comparable basis, the 1.2% or 52 million euro drop in Rest of the World revenues between the first half of 2010 and the first half of 2011 were attributable to:

•

the 3.9% or 53 million euro drop in revenues from Western Europe (fall of 34 million euros in Switzerland and 23 million euros in Belgium), attributable mainly to the effects of regulatory tariffs cuts. Excluding regulatory impact, revenues from Western Europe increased by 2.6% or 33 million euros, chiefly due to the 4.1% or 32 million euro rise in revenues in Belgium, excluding regulatory impact;

•

the 2.7% or 25 million euro drop in revenues from Central Europe, resulting mainly from the 5.6% or 27 million euro fall in revenues from Romania.

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These negative items were partially offset by:

•

the 0.3% or 5 million euro rise in revenues from Africa and the Middle East. This change is attributable chiefly to:

•

i) the 40.6% or 23 million euro) rise in revenues from new operations (Niger, Central African Republic, Uganda, Guinea Bissau and Guinea Conakry), in line with strong sales (1.3 million additional mobile customers between June 30, 2010 and June 30, 2011, up by 55.8%); and ii) the 17.9% or 21 million euro growth in revenues in Cameroon, resulting from the sharp increase in customer numbers between June 30, 2010 and June 30, 2011. Cameroon’s performance has been driven by an aggressive sales policy, extension of the network and a reorganization of distribution,

•

in part counterbalanced by i) the 15.2% or 37 million euro fall in revenues from the Ivory Coast, and ii) a 3.9% or 25 million euro drop in revenues from Egypt, resulting from the political crisis suffered by both countries. Excluding Egypt and the Ivory Coast, revenues rose by 7.1% between the two periods;

•

and by the 19 million euro increase in revenues from other subsidiaries (mainly in the Dominican Republic and in the Sofrecom subsidiaries), not included in these three zones.

2.3.4.2

Reported EBITDA - Rest of the World

On a historical basis, the 8.2% increase in the Rest of the World’s Reported EBITDA between the first half of 2010 and the first half of 2011, representing a 111 million euro rise, mainly reflects:

•

gains from changes in the scope of consolidation and other changes of 294 million euros, mainly stemming from the full consolidation of Mobinil and its subsidiaries in Egypt on July 13, 2010 for 290 million euros;

•

 partially offset by i) the negative impact of foreign exchange fluctuations for 25 million euros, and ii) organic change on a comparable basis leading to a 158 million euro fall in Reported EBITDA.

On a comparable basis, the 158 million euro or 9.7% fall in Rest of the World Reported EBITDA between the first half of 2010 and the first half of 2011 was attributable to a 106 million euro rise in operating expenses included in the calculation of the Reported EBITDA, and by a 52 million euro fall in revenue. The rise in operating expenses included in the Reported EBITDA calculation between the two periods was chiefly due to:

•

the 37 million euro increase in labor expenses, mainly in Egypt, Senegal (salary increases in line with high inflation) and in Belgium;

•

the 30 million euro increase in commercial expenses, mainly in Belgium (17 million euros) owing to rapid growth of sales of top of the range terminals;

•

the rise in other external purchases (property costs, overheads and other external costs) totaling 18 million euros.

2.3.4.3

Operating income - Rest of the World

On a historical basis, the 27.1% decline in Rest of the World operating income between the first half of 2010 and the first half of 2011, a fall of 230 million euros, mainly includes i) 126 million euros in gains from changes in the scope of consolidation and other changes, and including principally the full consolidation of Mobinil and its subsidiaries from July 13, 2010 for 131 million euros, ii) more than offset by organic changes on a comparable basis, i.e. a fall of 347 million euros in operating income.

On a comparable basis, the 347 million euro fall in operating income for the Rest of the World between the first half of 2010 and the first half of 2011 is due mainly to i) the 158 million euro drop in the Reported EBITDA, ii) to the 140 million euro increase in depreciation and amortization, and iii) to a lesser extent, the recognition of a 45 million euro depreciation relating to Kenya in the first half of 2011 (see Note 3 to the consolidated financial statements).

2.3.4.4

Capital expenditure on property, plant and equipment and intangible assets excluding licenses - Rest of the World

On a historical basis, the 25.5% increase in capital expenditure on property, plant and equipment and intangible assets, excluding licenses, in the Rest of the World between the first half of 2010 and the first half of 2011, representing a 99 million euro rise, was attributable to:

•

the positive impact of 126 million euros in gains from the change in the scope of consolidation and other changes, including principally the full consolidation of Mobinil and its subsidiaries from July 13, 2010 for 119 million euros;

•

partially offset by i) the negative impact of foreign exchange fluctuations for 16 million euros, and ii) organic changes on a comparable basis, i.e. a fall of 11 million euros from capital expenditure on property, plant and equipment and intangible assets excluding licenses.

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On a comparable basis, the 11 million euro fall in capital expenditure on property, plant and equipment and intangible assets, excluding licenses, in the Rest of the World between the first half of 2010 and the first half of 2011 is to a large extent due to one-off delays in the rollout programs in Egypt (36 million euro fall ) and the Ivory Coast (down by 16 million euros) as a result of the political crises in both countries. These items are in part offset by increased capital expenditure in Niger, totaling 18 million euros, and in Kenya, totaling 15 million euros.

2.3.4.5

Acquisitions of telecommunication licenses - Rest of the World

Acquisitions of telecommunication licenses for the Rest of the World totaled 2 million euros for the first half of 2011.

2.3.5

Enterprise

ENTERPRISE (in millions of euros)	Half years ended June 30
	2011	2010 Data on a comparable basis (1)	2010 historical basis	Chg. (%) Data on a comparable basis (1)	Chg. (%) historical basis
Revenues	3,548	3,604	3,576	(1.6)%	(0.8)%
Reported EBITDA (2)	648	636	686	2.0%	(5.5)%
Reported EBITDA/Revenues	18.3%	17.6%	19.2%
Operating income	484	469	520	3.2%	(6.9)%
Operating income/Revenues	13.6%	13.0%	14.5%
CAPEX (2)	163	143	143	13.7%	14.0%
CAPEX/Revenues	4.6%	4.0%	4.0%
Reported EBITDA - CAPEX (2)	485	493	543	(1.4)%	(10.6)%
Average number of employees	20,904	20,553	20,433	1.7%	2.3%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and the share of profits (losses) of associates (Reported EBITDA), investments in property, plant and equipment and intangible assets excluding licenses (CAPEX) and the “Reported EBITDA - CAPEX” indicator are financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA, CAPEX and the “Reported EBITDA - CAPEX” indicator and the reasons for which France Telecom uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial Glossary.

The “Enterprise” operating segment covers communication solutions and services for businesses in France and worldwide.

2.3.5.1

Revenues - Enterprise

On a historical basis, the 28 million euro or 0.8% decrease in Enterprise revenues between the first half of 2010 and the first half of 2011 includes i) the positive impact of changes in the scope of consolidation and other changes, totaling 15 million euros, ii) the positive impact of foreign exchange fluctuations for 13 million euros, iii) more than offset by organic change on a comparable basis, which accounted for a 56 million euro drop in revenues.

On a comparable basis, the 56 million euro fall in Enterprise revenues between the first half of 2010 and the first half of 2011, a 1.6% decrease, reflects an easing of the business slowdown (a 3.6% decrease in the second half of 2010 following a 6.0% decrease in the first half of 2010), notably, due to services and international activities.

Legacy networks

On a comparable basis, the 11.0% decline in legacy networks revenues between the first half of 2010 and the first half of 2011 is explained mainly by the downturn in voice access combined with the sharp decline in legacy network data.

The 9.3% decline in revenues from Fixed-line telephony between the two periods was due to:

•

the 8.7% decrease in the number of telephone lines between the two periods reflecting the continuation of the migration towards “VoIP” as well as heightened competition;

•

the 13.1% decrease in volume in telephone communications to enterprises (downward trend in the fixed telephony market, related in part to the substitution of other means of communication such as SMS, instant messaging, etc.); and

•

the 6.3% decrease in revenues from customer relations services (call centers) related to the set up of the French Economic Modernization Act (LME) and the impact of the substitution of these services by the Internet.

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At the same time, revenues from Legacy data networks were 18.0% down between the first half of 2010 and the first half of 2011. These services include most of the legacy data solutions (such as the X25 protocol or the Frame Relay), and the migration of these enterprise networks towards more modern technologies continued in the first half of 2011.

Mature networks

On a comparable basis, revenues from mature networks were stable overall between the first half of 2010 and the first half of 2011:

•

the IP-VPN market is at maturity but nevertheless its revenue grew by 1.5% between the two periods, mainly due to international (up 3.6%);

•

broadcast activity recorded revenue growth of 1.2% between the two periods, due to the importance of international events and new contracts;

•

Business Everywhere solutions declined by 15.3% between the two periods, mainly due to the delay in introducing products to the market compatible with new operating systems, the decline in traditional fixed-line telephone networks and the migration to other internal solutions.

Growth networks

On a comparable basis, revenues from growth networks increased by 16.9% between the first half of 2010 and the first half of 2011, principally due to the 24.7% growth in “VoIP” services (access and traffic), benefiting from the technology transfers from traditional telephony.

In addition, the income from networks such as satellite access grew by 19.2% between the first half of 2010 and the first half of 2011.

Services

On a comparable basis, revenues from Services recorded an increase of 7.4% between the first half of 2010 and the first half of 2011, in particular internationally (a rise of 15.2%), due to the steady rise in equipment sales (up 29.0%), and consultancy services (up 27%).

In France, growth in Services was more moderate with revenue growth of 3.2% between the two periods, nevertheless in line with the market.

2.3.5.2

Reported EBITDA - Enterprise

On a historical basis, the 38 million euro decrease in Enterprise reported EBITDA between the first half of 2010 and the first half of 2011, a 5.5% decline, includes i) the negative impact of changes in the scope of consolidation and other changes, amounting to 34 million euros, and ii) the negative impact of foreign exchange fluctuations, amounting to 16 million euros between the two periods, iii) in part offset by organic changes on a comparable basis, representing a 12 million euro increase in Reported EBITDA.

On a comparable basis, the 12 million euro increase in Enterprise reported EBITDA between the first half of 2010 and the first half of 2011, an increase of 2%, results mainly from i) the 83 million euro reduction in external purchases relating to the fall in service fees and inter-operators costs (in line with the slowdown in activity), and the optimization of costs under other headings, ii) which more than offsets the 56 million euro drop in revenues between the two periods.

2.3.5.3

Operating income - Enterprise

On a historical basis, the 36 million euro reduction in Enterprise operating income between the first half of 2010 and the first half of 2011, a 6.9% decline, includes i) the negative impact of changes in the scope of consolidation and other changes, amounting to 34 million euros, and ii) the negative impact of foreign exchange fluctuations accounting for 17 million euros, iii) in part offset by organic growth on a comparable basis, namely an increase of 15 million euros in operating income.

On a comparable basis, Enterprise operating income grew by 15 million euros between the first half of 2010 and the first half of 2011, an increase of 3.2%.

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2.3.5.4

Capital expenditures on property, plant and equipment and intangible assets excluding licenses - Enterprise

On a historical basis, Enterprise capital expenditure on property, plant and equipment and intangible assets excluding licenses increased by 20 million euros, a 14.0% increase between the first half of 2010 and the first half of 2011.

On a comparable basis, Enterprise capital expenditure on property, plant and equipment and intangible assets excluding licenses increased by 13.7% or 20 million euros between the two periods. The increase in capital expenditure between the first half of 2010 and the first half of 2011 was mainly due to a resumption of investment in satisfying and supporting customers in their usage together with the continued investment in the integration and outsourcing of platforms for critical communication applications.

2.3.6

International Carriers & Shared Services

INTERNATIONAL CARRIERS & SHARED SERVICES (in millions of euros)	Half years ended June 30
	2011	2010 Data on a comparable basis (1)	2010 historical basis	Chg. (%) Data on a comparable basis (1)	Chg. (%) historical basis
Revenues	774	797	780	(2.8)%	(0.8)%
Reported EBITDA (2)	79	(5)	(49)	N/A	N/A
Reported EBITDA/Revenues	10.3%	(0.6)%	(6.3)%
Operating income	(259)	(324)	(373)	20.6%	30.8%
Operating income/Revenues	(33.4)%	(40.9)%	(47.9)%
CAPEX (2)	182	135	132	34.9%	37.2%
CAPEX/Revenues	23.5%	16.9%	17.0%
Reported EBITDA - CAPEX (2)	(103)	(140)	(181)	26.8%	43.5%
Average number of employees	12,790	12,688	14,621	0.8%	(12.5)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and the share of profits (losses) of associates (Reported EBITDA), capital expenditure on property, plant and equipment and intangible assets excluding licenses (CAPEX) and the “Reported EBITDA - CAPEX” indicator are financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA, CAPEX and the “Reported EBITDA - CAPEX” indicator and the reasons the France Telecom Group uses these indicators, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial Glossary.

The “International Carriers & Shared Services” operating segment (hereinafter referred to as “IC & SS”) covers i) the deployment activities of the international and long-distance network, the laying and maintenance of submarine cables as well as sales and services to international carriers, and ii) shared services that includes the support and cross-divisional functions for all of the Group as well as the new sources of growth (Content, Health, Online Advertising). For the most part, shared services are rebilled to other operating segments through brand royalties, Group services and special case-by-case rebilling. This operating segment also includes the share of profits (losses) relating to the equity-method accounted investment in Everything Everywhere in the United Kingdom since April 1, 2010, the date of its creation.

2.3.6.1

Revenues - International Carriers & Shared Services

In the first half of 2011, revenues from International Carriers & Shared Services totaled 774 million euros, including 528 million euros earned outside the Group.

On a historical basis, the 6 million euro or 0.8% decrease in revenues from International Carriers & Shared Services between the first half of 2010 and the first half of 2011 includes:

•

the favorable impact of changes in the scope of consolidation and other changes that totaled 17 million euros, and correspond exclusively to the integration of Elettra activities, company specialized in the laying and maintenance of submarine cables for the telecommunications industry;

•

more than offset by organic change on a comparable basis, representing a decrease of 23 million euros in revenues.

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On a comparable basis, the 23 million euro decrease in International Carriers & Shared Services revenues between the first half of 2010 and the first half of 2011, a decline of 2.8%, primarily reflects the slowdown in roaming activities and the intercompany rebilling related to networks partially offset by the increase in revenues derived from R&D licenses.

Revenues from International Carriers, which amounted to 647 million euros in the first half of 2011, including 418 million euros in non-Group revenues, were down by 6.6% compared to the first half of 2010. This decrease is chiefly linked i) to a reduction in incoming roaming revenues, itself as a result of a decrease in volumes and rates relating to mobile telephony, and ii) to the decrease in traffic from France to international mobile destinations.

The growth in revenues from Shared Services is due notably to the sales of patents as well as the improvement in sales of pay TV access cards.

2.3.6.2

Reported EBITDA - International Carriers & Shared Services

Reported EBITDA from International Carriers & Shared Services was 79 million euros in the first half of 2011, compared to a loss in the first half of 2010 of 49 million euros on a historical basis and a loss of 5 million euros on a comparable basis.

On a historical basis, the 128 million euro increase in EBITDA from International Carriers & Shared Services between the first half of 2010 and the first half of 2011 was due to i) the favorable impact of the changes in the scope of consolidation and other changes, amounting to 44 million euros, as well as ii) organic growth on a comparable basis, representing an increase of 84 million euros in Reported EBITDA.

On a comparable basis, the 84 million euro increase in Reported EBITDA from International Carriers & Shared Services between the first half of 2010 and the first half of 2011 results mainly i) from the operating provision reversal for 41 million euros in the first half of 2011 in relation to the restructure of Orange sport and Orange cinema series in France , ii) from the increase in intercompany billings for purchased content (guaranteed minimum invoiced to Orange France of 32 million euros), and iii) the repayment to France Telecom of the 18 million euro fine paid in 2007, following the favorable settlement of the ETNA France operators’ association dispute (formerly Tenor, see Note 9 to the consolidated financial statements).

2.3.6.3

Operating income - International Carriers & Shared Services

The operating income from International Carriers & Shared Services was a loss of 259 million euros in the first half of 2011 compared with a loss of 373 million euros on a historical basis in the first half of 2010 and 324 million euros on a comparable basis.

On a historical basis the 114 million euro improvement in International Carriers & Shared Services operating income between the first half of 2010 and the first half of 2011 was due to i) the favorable impact of changes in the consolidation scope and other changes, amounting to 49 million euros, and ii) organic growth on a comparable basis, representing an increase of 65 million euros in operating income.

On a comparable basis, the 65 million euros increase in International Carriers & Shared Services operating income between the first half of 2010 and the first half of 2011, a 20.6% increase, results principally from i) the 84 million euro improvement in Reported EBITDA, and ii) to a lesser extent, the 19 million euro decrease in depreciation and amortization, iii) partially offset by the impairment of Sonaecom shares (mobile telephone operator in Portugal) in the first half of 2011, for 31 million euros (see Note 5 to the consolidated financial statements).

Additional information regarding the activities of Everything Everywhere (key financial and operating indicators) can be found in Section 2.3.7 Additional information on the activities of Everything Everywhere.

2.3.6.4

Capital expenditure on property, plant and equipment and intangible assets excluding licenses - International Carriers & Shared Services

On a historical basis, capital expenditure on property, plant and equipment and intangible assets excluding licenses of International Carriers & Shared Services was 182 million euros in the first half of 2011, a 50 million euro increase compared to the first half of 2010.

On a comparable basis, the 47 million euros rise in capital expenditure on property, plant and equipment and intangible assets excluding licenses of International Carriers & Shared Services between the first half of 2010 and the first half of 2011, was mainly due to i) the roll-out of submarine cables, in particular the construction of the submarine cables ACE (Africa Coast to Europe) linking France and South Africa and LION2 (Lower Indian Ocean Network 2) in the Indian Ocean, and ii) the purchase of technical buildings.

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2.3.7

Additional information about the activities of Everything Everywhere

Everything Everywhere groups together the personal communication (mobile telephony) and residential (Internet services) services of the Orange and T-Mobile joint venture in the United Kingdom since April 1, 2010. The Everything Everywhere joint venture is 50%-owned by each of France Telecom and Deutsche Telekom and is accounted for by the equity method. The data presented below are the fully-consolidated Everything Everywhere data in pounds sterling.

EVERYTHING EVERYWHERE (100% and in millions of pounds sterling)	Half years ended June 30
	2011	2010 data on a comparable basis	2010 historical basis (1)	Chg. (%) data on a comparable basis	Chg. (%) historical basis (1)
Revenues	3,367	3,472	1,721	(3.0)%	N/S
Reported EBITDA (2)	582	632	309	(8.0)%	N/S
Reported EBITDA/Revenues	17.3%	18.2%	18.0%	-	-
CAPEX (2)	216	221	104	(2.3)%	N/S
CAPEX/Revenues	6.4%	6.4%	6.0%

(1) Data on a historical basis corresponds to the second quarter of 2010, owing to the creation of Everything Everywhere on April 1, 2010.

(2)

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and the share of profits (losses) of associates (Reported EBITDA) and capital expenditure on property, plant and equipment and intangible assets excluding licenses (CAPEX) are financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX and the reasons the France Telecom Group uses these indicators, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial Glossary.

On a comparable basis, Everything Everywhere revenues fell by 3.0% between the first half of 2010 and the first half of 2011, affected by the regulatory impact. Excluding the regulatory impact, revenues would have risen by 1.8% between the two periods. The net increase in the number of contract customers is 880 thousand, up 7.7% year-on-year. This growth also resulted in an increased proportion of contract customers compared to the total number of customers, which amounted to 46.1% at June 30, 2011, compared with 42.3% at June 30, 2010.

On a comparable basis, Reported EBITDA for Everything Everywhere fell by 8.0% between the first half of 2010 and the first half of 2011, to reach 582 million pounds sterling, affected notably by restructuring costs. Reported EBITDA, before restructuring costs, brand royalties and management fees, is 682 million pounds sterling for the first half of 2011, compared with 714 million pounds sterling for the first half of 2010.

As at the first half of 2011, Everything Everywhere had generated Reported EBITDA, after deducting CAPEX therefrom, of 365 million pounds sterling, and paid 466 million pounds sterling in dividends to its shareholders, France Telecom and Deutsche Telekom.

EVERYTHING EVERYWHERE (100% owned)	Half years ended June 30
	2011	2010 data on a comparable basis	2010 historical basis (1)	Chg. (%) data on a comparable basis	Chg. (%) historical basis (1)
Revenues (2)	3,367	3,472	1,721	(3.0)%	N/S
Mobile services revenues (2)	3,071	3,105	1,557	(1.1)%	N/S
Personal Communication Services
Number of mobile customers (3)	26,803	27,093	27,093	(1.1)%	(1.1)%
Number of customers with fixed-price contracts (3)	12,343	11,463	11,463	7.7%	7.7%
Number of customers with prepaid offers (3)	14,460	15,630	15,630	(7.5)%	(7.5)%
Monthly ARPU in the second quarter (in pounds sterling)	18.7	19.2	19.2	(2.6)%	(2.6)%
Monthly AUPU in the second quarter (in minutes)	199	197	197	1.0%	1.0%
Home Communication Services
Number of residential customers (3)	738	838	838	(11.9)%	(11.9)%

(1) Data on a historical basis corresponds to the second quarter of 2010, owing to the creation of Everything Everywhere on April 1, 2010

(2)

In millions of pounds sterling.

(3)

In thousands. At end of period.

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2.4

CASH AND FINANCIAL DEBT

This section presents, for the France Telecom Group, i) an analysis of the cash position and flows, with the presentation of organic cash flow, and ii) financial debt.

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and the share of profits (losses) of associates (Reported EBITDA), capital expenditure on property, plant and equipment and intangible assets excluding licenses (CAPEX), the “Reported EBITDA - CAPEX” indicator and organic cash flow are financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA, CAPEX, the “Reported EBITDA - CAPEX” indicator and organic cash flow and the reasons the France Telecom Group uses these indicators, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial Glossary.

2.4.1

Liquidity and cash flows

Cash flows

SIMPLIFIED CONSOLIDATED STATEMENT OF CASH FLOWS (1) (in millions of euros)	Half years ended June 30
	2011	2010 historical basis
Net cash provided by operating activities	6,545	5,574
Net cash used in investing activities	(2,068)	(1,965)
Net cash used in financing activities	(3,870)	(9)
Net change in cash and cash equivalents	607	3,600
Effect of foreign exchange fluctuations on cash and cash equivalents and other non-monetary effects	(40)	90
Cash and cash equivalents at beginning of period	4,428	3,805
Cash and cash equivalents at end of period	4,995	7,495
(1) For further details, see Consolidated statement of cash flows.

Following the ruling of the General Court of the European Union of November 30, 2009 in relation to the derogation from the business tax regime for France Telecom in France prior to 2003, an expense of 964 million euros was recognized in 2009. This amount was placed in an escrow account in 2007 and 2008. The escrow amount was transferred to the French government in January 2010. It does not affect the cash flows of the first half of 2010 with the negative impact of 964 million euros on net cash flows generated by the business being offset by a positive impact of 964 million euros on net cash flows appropriated to capital expenditure transactions. On the other hand, the transfer of the escrow amount to the French government in January 2010 impacts organic cash flow of the first half of 2010 by 964 million euros.

Organic cash flow

Organic cash flow is not a financial aggregate defined by IFRS. For further information on the calculation of organic cash flow and the reasons the France Telecom Group uses this item, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial Glossary.

As with the Consolidated statement of cash flows, the components comprising organic cash flow presented in the table below include the cash flows of Orange in the United Kingdom up to April 1, 2010, the date of its disposal. They do not include the cash flows of the Everything Everywhere joint venture in the United Kingdom since it is accounted for using the equity method (see Note 5 to the consolidated financial statements).

ORGANIC CASH FLOW (in millions of euros)	Half years ended June 30
	2011	2010 historical basis
Reported EBITDA (including Orange in the United Kingdom up to April 1, 2010)	7,681	7,881
Reported EBITDA of continuing operations	7,681	7,745
EBITDA of discontinued operations (1) excluding the gain from the sale of Orange assets in the United Kingdom in the first half of 2010 (1,060 million euros) (2)	-	136
CAPEX (including Orange in the United Kingdom up to April 1, 2010)	(2,469)	(2,182)
CAPEX of continuing operations	(2,469)	(2,114)
CAPEX of discontinued operations (1)	-	(68)
Reported EBITDA- CAPEX (including Orange in the United Kingdom up to April 1, 2010)	5,212	5,699

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Interest paid and interest rate effect of net derivatives (net of dividends and interest income received)	(832)	(1,050)
Income tax paid	(296)	(270)
Change in total working capital requirement (3)	363	(592)
General Court of the European Union’s ruling of November 30, 2009 (4)	-	(964)
Other	363	372
Increase (decrease) in amounts due to suppliers of property, plant and equipment and intangible assets excluding telecommunication licenses (CAPEX)	(462)	(372)
Telecommunication licenses paid	(136)	(303)
Proceeds from sales of property, plant and equipment and intangible assets	34	23
Other items (5)	(371)	(395)
Organic cash flow	3,512	2,740
Organic cash flow attributable to owners of the parent	3,292	2,511
Organic cash flow attributable to non-controlling interests	220	229
General Court of the European Union’s ruling of November 30, 2009 (4)	-	(964)
Acquisition of spectrum and frequencies (6)	(136)	(285)
Additional information
Payments made under the early retirement plan	(88)	(178)
Other restructuring costs and similar items paid	(213)	(137)

(1)

Sale of Orange in the United Kingdom on April 1, 2010 (see Section 2.2.3.4 Consolidated net income of discontinued operations and Segment information of the consolidated financial statements).

(2)

Non-monetary items included in Reported EBITDA (see Consolidated statement of cash flows).

(3)

See Section 2.5.7 Financial glossary.

(4)

Dispute about the business tax regime derogation in France prior to 2003.

(5)

Primarily including the effect of the elimination of non-monetary items included in Reported EBITDA.

(6)

Includes i) in the first half of 2011, principally acquisitions of spectrum and frequencies in Spain for 129 million euros, and ii) in the first half of 2010, the acquisitions of spectrum and frequencies in France for 285 million euros (see Section 2.2.5.2 Acquisitions of telecommunication licenses).

2.4.2

Financial debt

For further information on the risks relating to the France Telecom Group’s financial debt, see Section 4.3 Financial risks in the 2010 Registration Document.

The France Telecom Group’s net financial debt (see Section 2.5.7 Financial Glossary and Note 7 to the consolidated financial statements) was 30,285 million euros at June 30, 2011 compared to 31,840 million euros at December 31, 2010, a decrease of 1,555 million euros.

Financial debt indicators

FINANCIAL DEBT (in millions of euros)	Periods ended
	June 30, 2011	Dec. 31, 2010 historical basis	June 30, 2010 historical basis
Net financial debt	30,285	31,840	29,892
Average maturity of net financial debt (1)	8.2 years	8.5 years	7.7 years
Average gross financial debt outstanding over the period (2)	33,609	37,272	37,074
Average weighted cost of gross financial debt (3)	5.60%	5.69%	5.45%

(1)

Excluding perpetual bonds redeemable for shares (TDIRAs).

(2)

Excludes amounts not bearing interest, such as debts relating to commitments to buy non-controlling equity stakes, and accrued but unpaid interest.

(3)

The average weighted cost of the gross financial debt is calculated by dividing i) the cost of gross financial debt, adjusted for change in the fair value of commitments to buy non-controlling interests, by ii) the average outstanding of gross financial debt over the period, adjusted for the amounts not giving rise to interest payments (such as liabilities related to commitments to buy out non-controlling interests and accrued interest).

At June 30, 2011 the weighted average cost of the gross financial debt compared to December 31, 2010 was 9 basis points lower. The 15 basis point increase in the weighted average cost of the gross financial debt at June 30, 2010 is mainly explained by the inclusion of Mobinil and its subsidiaries (ECMS, LinkDotNet and Link Egypt) on July 13, 2010.

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The restated ratio of net financial debt to EBITDA is a financial aggregate not defined by IFRS. For further information on the calculation of the restated ratio of net financial debt to EBITDA and the reasons why the France Telecom Group uses this ratio, see Section 2.5.6 Financial aggregates not defined by IFRS.

The restated ratio of net financial debt to EBITDA was 1.91 at June 30, 2011 compared to 1.95 at December 31, 2010.

(in millions of euros)	Periods ended
	June 30, 2011	Dec 31, 2010 historical basis
Ratio of adjusted net financial debt to EBITDA (1)	1.91	1.95

(1)

The ratio of adjusted net financial debt to EBITDA is calculated by dividing (A) the net financial debt including 50% of the net financial debt of the Everything Everywhere joint venture in the United Kingdom, by (B) Reported EBITDA (see Section 2.2.1.2 Reported EBITDA) calculated for the previous 12 months and including i) Reported EBITDA of Orange in the United Kingdom up to April 1, 2010, the date of its disposal, excluding the profit/(loss) from the sale of Orange assets in the United Kingdom, ii) 50% of the Reported EBITDA of the Everything Everywhere joint venture in the United Kingdom since April 1, 2010, the date of its creation, and iii) Reported EBITDA of ECMS in Egypt for the first half of 2010 (see Section 2.5.6 Financial aggregates not defined by IFRS).

Change in net financial debt

(in millions of euros)
Net financial debt at December 31, 2010 (historical data)	31,840
Organic cash flow (1)	(3,512)
Dividends paid to owners of the parent company (2)	2,118
Dividends paid to non-controlling interests	391
Acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) and changes in interests without gain or loss of control of subsidiaries (3)	(344)
Acquisition of spectrum and frequencies (1)	136
Other items	(344)
Net financial debt as at June 30, 2011	30,285

(1)

See Section 2.4.1 Liquidity and cash flows.

(2)

Balance of dividend in relation to the 2010 period, of 0.80 euro per share (see Section 2.1.4 Key Events and Note 8 to the consolidated financial statements).

(3)

Includes principally i) proceeds from the sale of TP Emitel (net of cash transferred) for (410) million euros, and ii) the acquisition of Dailymotion (net of cash acquired) for 60 million euros (see Section 2.1.4 Key Events, consolidated cash flow tables and Note 2 to the consolidated financial statements).

The main debt issues and redemptions as well as the main changes in the credit lines in the first half of 2011 are described in Note 7 to the consolidated financial statements.

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2.5

ADDITIONAL INFORMATION

This section presents, for the France Telecom Group, i) the transition from data on a historical basis to data on a comparable basis for the first half of 2010, ii) additional information by operating segment, iii) contractual obligations and unrecognized contractual commitments, iv) related party transactions, v) subsequent events, vi) financial items undefined by IFRS, and vii) the financial glossary.

2.5.1

Transition from data on a historical basis to data on a comparable basis

Operating income before depreciation and amortization, re-measurement resulting from business combinations, impairment losses and the share of profit (losses) of associates (Reported EBITDA) and capital expenditures on property, plant and equipment and intangible assets excluding licenses (CAPEX) are financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX and the reasons why the France Telecom Group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial Glossary.

To enable investors to monitor the annual performance of the Group’s businesses, data on a comparable basis are presented for the preceding period. This transition from data on a historical basis to data on a comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period the previous year in order to present financial data with comparable methods, consolidation scope and foreign exchange rates over comparable periods. France Telecom details the impact, on its key operating indicators, of changes in method, scope of consolidation and exchange rates, thereby making it possible to isolate the intrinsic business performance. The method used is to apply the methods and scope of consolidation for the period ended as well as the average foreign exchange rates used for the income statement for the period ended to the data for the corresponding period from the preceding year. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis are not intended to act as a substitute for the data on a historical basis for the year ended or the previous periods.

Group

The table below presents, for the France Telecom Group, the transition from data on a historical basis to data on a comparable basis for the first half of 2010, for the main operating data.

GROUP (in millions of euros)	Half year ended June 30, 2010
	Revenues	Reported EBITDA	Operating income	CAPEX (2)	Average number of employees
Data on a historical basis	22,144	7,745	4,714	2,114	159,931
Foreign exchange fluctuations (1)	(26)	(33)	(23)	(13)	-
Egyptian pound (EGP)	(81)	(33)	(18)	(14)	-
Swiss franc (CHF)	58	15	6	6	-
Polish zloty (PLN)	25	9	3	2	-
Dominican peso (DOP)	(19)	(7)	(5)	(2)	-
Jordanian dinar (JOD)	(11)	(5)	(2)	(1)	-
Other	2	(12)	(7)	(4)	-
Changes in the scope of consolidation and other changes	755	307	138	132	5,265
Changes in the scope of consolidation	755	307	138	132	5,265
Full consolidation of Mobinil (parent company of ECMS) and its subsidiaries	686	290	131	119	3,448
Acquisition of LinkDotNet and Link Egypt by ECMS	26	5	(1)	5	1,382
Acquisition of KPN Belgium Business (now known as Mobistar Enterprise Services) by Mobistar	19	4	1	2	123
Acquisition of Elettra	17	2	1	-	77
Other	7	6	6	6	235
Other changes	-	-	-	-	-
Data on a comparable basis	22,873	8,019	4,829	2,233	165,196

(1)

Foreign exchange fluctuations between the average exchange rates for the first half of 2010 and the average exchange rates for the first half of 2011.

(2)

CAPEX activities continued (see Section 2.2.5. Group capital expenditure).

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The changes included in the transition from data on a historical basis to data on a comparable basis for the first half of 2010 primarily include:

•

changes in the scope of consolidation, mainly:

•

the impact of the full consolidation of Mobinil (parent company of ECMS) and its subsidiaries (Egypt, Rest of the world reportable segment) on July 13, 2010, which took effect on January 1, 2010 in the data on a comparable basis. Prior to July 13, 2010, the France Telecom investment in Mobinil and its subsidiaries was accounted for using the equity method,

•

the effect of the acquisition of KPN Belgium Business (now Mobistar Enterprise Services) by Mobistar (Belgium, Rest of the world reportable segment) on March 31, 2010, which took effect on January 1, 2010 in the data on a comparable basis,

•

the effect of the acquisition of LinkDotNet and Link Egypt by ECMS (Egypt, Rest of the world reportable segment) on September 2, 2010, effective from January 1, 2010 in the data on a comparable basis,

•

the impact of the acquisition of Elettra, a company specialized in the laying and maintenance of submarine cables for the telecommunications industry (International Carriers & Shared Services operational sector) on September 30, 2010, effective from January 1, 2010 in the data on a comparable basis; and

•

the foreign exchange fluctuations between the average exchange rates of the first half of 2010 and the average exchange rates of the first half of 2011.

Consolidated operating segments

The table below presents, for each French Telecom Group consolidated operating segment, the transition from data on a historical basis to data on a comparable basis for the first half of 2010 for the main operating data.

OPERATING SEGMENTS (in millions of euros)	Half year ended June 30, 2010
	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
France
Data on a historical basis	11,590	4,660	3,587	1,106	74,641
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	(13)	2	(3)	4	2,010
Changes in the scope of consolidation	-	-	-	-	-
Other changes (2)	(13)	2	(3)	4	2,010
Data on a comparable basis	11,577	4,662	3,584	1,110	76,651
Spain
Data on a historical basis	1,867	365	(115)	164	3,103
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	-	-	-	-	-
Changes in the scope of consolidation	-	-	-	-	-
Other changes (2)	-	-	-	-	-
Data on a comparable basis	1,867	365	(115)	164	3,103
Poland
Data on a historical basis	1,963	723	246	179	26,249
Foreign exchange fluctuations (1)	26	9	3	2	-
Changes in the scope of consolidation and other changes	-	-	-	-	-
Changes in the scope of consolidation	-	-	-	-	-
Other changes (2)	-	-	-	-	-
Data on a comparable basis	1,989	732	249	181	26,249

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OPERATING SEGMENTS (in millions of euros)	Half year ended June 30, 2010
	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
Rest of the world
Data on a historical basis	3,663	1,360	849	390	20,884
Foreign exchange fluctuations (1)	(64)	(25)	(9)	(16)	-
Changes in the scope of consolidation and other changes	734	294	126	126	5,068
Changes in the scope of consolidation	735	298	130	125	5,068
Full consolidation of Mobinil (parent company of ECMS) and its subsidiaries	689	290	131	119	3,448
Acquisition of LinkDotNet and Link Egypt by Mobinil	26	5	(1)	5	1,382
Acquisition of KPN Belgium Business (now known as Mobistar Enterprise Services) by Mobistar	19	4	1	2	123
Other	1	(1)	(1)	(1)	115
Other changes (2)	(1)	(4)	(4)	1	-
Data on a comparable basis	4,333	1,629	966	500	25,952
Enterprise	-	-	-	-	-
Data on a historical basis	3,576	686	520	143	20,433
Foreign exchange fluctuations (1)	13	(16)	(17)	-	-
Changes in the scope of consolidation and other changes	15	(34)	(34)	-	120
Changes in the scope of consolidation	7	-	-	-	120
Other changes (2)	8	(34)	(34)	-	-
Data on a comparable basis	3,604	636	469	143	20,553
International Carriers & Shared Services
Data on a historical basis	780	(49)	(373)	132	14,621
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	17	44	49	3	(1,933)
Changes in the scope of consolidation	17	9	8	7	77
Other changes (2)	-	35	41	(4)	(2,010)
Data on a comparable basis	797	(5)	(324)	135	12,688

(1)

Foreign exchange fluctuations between the average exchange rates for the first half of 2010 and the average exchange rates for the first half of 2011.

(2)

Including the effect of internal reorganizations between operating segments with no effect at Group level.

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2.5.2

Additional information by operating segment

The following tables present, for each consolidated operating segment of the France Telecom Group, the detail of revenues as well as the key operating indicators.

FRANCE

FRANCE	Half years ended June 30
	2011	2010 Data on a comparable basis (1)	2010 historical basis	Chg. (%) Data on a comparable basis (1)	Chg. (%) historical basis
Revenues (2)	11,305	11,577	11,590	(2.3)%	(2.5)%
Personal Communication Services	5,445	5,315	5,315	2.5%	2.5%
Home Communication Services	6,455	6,795	6,808	(5.0)%	(5.2)%
Consumer Services	3,963	4,258	4,268	(6.9)%	(7.1)%
Carrier Services	2,228	2,247	2,247	(0.8)%	(0.8)%
Other Home Communication Services	264	290	293	(8.9)%	(10.2)%
Eliminations	(595)	(533)	(533)	-	-
Personal Communication Services
Number of mobile customers (3)	26,656	26,187	26,187	1.8%	1.8%
of which number of contract customers (3)	19,025	18,290	18,290	4.0%	4.0%
of which number of prepaid customers (3)	7,631	7,898	7,898	(3.4)%	(3.4)%
of which number of broadband customers (3)	15,168	14,284	14,284	6.2%	6.2%
ARPU (in euros) (4)	383	391	391	(2.0)%	(2.0)%
AUPU (in minutes) (4)	190	191	191	(0.5)%	(0.5)%
Home Communication Services
Consumer Services
Number of Consumer telephone lines (5)	18.9	20.0	20.0	(5.3)%	(5.3)%
Consumer customer “Voice” traffic (6)	19.8	11.5	11.5	72.1%	72.1%
ARPU of Consumer fixed-line services (in euros) (4)	34.6	34.8	34.8	(0.6)%	(0.6)%
Number of Consumer customers for broadband (3)	9,272	8,925	8,925	3.9%	3.9%
Number of leased Liveboxes (3)	7,725	N/A	N/A	N/A	N/A
Number of subscribers to “Voice over IP” services (3)	7,640	7,042	7,042	8.5%	8.5%
Number of subscribers to “ADSL TV” offers (3)	3,896	3,051	3,051	27.7%	27.7%
Carrier services
Number of wholesale line rentals (3)	1,363	1,204	1,204	13.2%	13.2%
Total number of unbundled telephone lines (3)	9,456	8,401	8,401	12.6%	12.6%
Number of partially unbundled telephone lines (3)	1,134	1,262	1,262	(10.1)%	(10.1)%
Number of fully unbundled telephone lines (3)	8,322	7,139	7,139	16.6%	16.6%
Number of wholesale sales of ADSL access to third-party ISPs (3)	1,627	1,807	1,807	(10.0)%	(10.0)%
of which number of wholesale sales of naked ADSL connections sold to third-party ISPs (3)	1,212	1,240	1,240	(2.3)%	(2.3)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Section 2.5.7 Financial Glossary.

(5)

In millions. At end of period. This figure includes, i) standard analog lines (excl. fully unbundled lines) and Numeris channels (ISDN), each Numeris channel being booked as a line, ii) lines without narrowband (naked ADSL) telephone subscriptions sold directly by France Telecom to its Consumer customers, and iii) FTTH (Fiber To The Home) access.

(6)

In millions of minutes. Telephone traffic from the Public Switched Telephone Network (PSTN) of France Telecom customers to all destinations, PSTN and IP (Internet Protocol).

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SPAIN

SPAIN	Half years ended June 30
	2011	2010 Data on a comparable basis (1)	2010 historical basis	Chg. (%) Data on a comparable basis (1)	Chg. (%) historical basis
Revenues (2)	1,943	1,867	1,867	4.1%	4.1%
Personal Communication Services (5)	1,601	1,536	1,536	4.3%	4.3%
Home Communication Services (5)	342	331	331	3.2%	3.2%
Personal Communication Services
Number of mobile customers (3)	12,221	11,294	11,294	8.2%	8.2%
of which number of contract customers (3)	7,323	6,823	6,823	7.3%	7.3%
of which number of prepaid customers (3)	4,898	4,472	4,472	9.5%	9.5%
of which number of broadband customers (3)	6,724	5,779	5,779	16.4%	16.4%
ARPU (in euros) (4)	261	265	265	(1.5)%	(1.5)%
AUPU (in minutes) (4)	164	156	152	5.1%	7.9%
Home Communication Services
Number of broadband Internet customers (ADSL) (3)	1,187	1,083	1,083	9.6%	9.6%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Section 2.5.7 Financial glossary.

(5)

External data (see Section 2.5.7 Financial glossary).

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POLAND

POLAND	Half years ended June 30
	2011	2010 Data on a comparable basis (1)	2010 historical basis	Chg. (%) Data on a comparable basis (1)	Chg. (%) historical basis
Revenues (2)	1,902	1,989	1,963	(4.3)%	(3.1)%
Personal Communication Services	967	953	941	1.5%	2.8%
Home Communication Services	1,070	1,164	1,149	(8.1)%	(6.9)%
Eliminations	(135)	(128)	(127)	-	-
Personal Communication Services
Number of mobile customers (3)	14,535	14,029	14,029	3.6%	3.6%
of which number of contract customers (3)	6,967	6,791	6,791	2.6%	2.6%
of which number of prepaid customers (3)	7,568	7,238	7,238	4.6%	4.6%
of which number of broadband customers (3)	7,656	6,448	6,448	18.7%	18.7%
ARPU (in zlotys) (4)	503	518	518	(3.0)%	(3.0)%
AUPU (in minutes) (4)	165	149	147	10.0%	11.9%
Home Communication Services
Consumer and Business customers
Number of fixed-line telephony customers (3) (6)	5,848	6,671	6,671	(12.3)%	(12.3)%
Number of broadband Internet customers (3) (7)	1,991	2,020	2,020	(1.4)%	(1.4)%
Number of leased Liveboxes (3)	782	741	741	5.5%	5.5%
Number of subscribers to “Voice over IP” services (3)	134	143	143	(6.3)%	(6.3)%
Number of subscribers to “ADSL and Satellite TV” offers (3)	592	453	453	30.7%	30.7%
Wholesale Services
Number of wholesale line rentals (3) (8)	1,557	1,355	1,355	14.9%	14.9%
Number of Bitstream accesses (3) (5)	373	370	370	0.8%	0.8%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See Section 2.5.7 Financial glossary.

(5)

ADSL access including Orange Bitstream Access (Orange BSA) and CDMA (Code division multiple access).

(6)

Excluding WLL mobile services (Wireless Local Loop: 40,000 at June 30, 2011 and 12,000 at June 30, 2010) and WLR (Wholesale Line Rental: 117,000 at June 30, 2011 and 67,000 at June 30, 2010).

(7)

Excluding Orange BSA and CDMA mobile services (320,000 at June 30, 2011 and 239,000 at June 30, 2010).

(8)

Including total and partial unbundling.

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REST OF THE WORLD

REST OF THE WORLD (in millions of euros)	Half years ended June 30
	2011	2010 Data on a comparable basis (1)	2010 historical basis	Chg. (%) Data on a comparable basis (1)	Chg. (%) historical basis
Revenues	4,281	4,333	3,663	(1.2)%	16.9%
Belgium	794	817	797	(2.8)%	(0.4)%
Romania	457	484	484	(5.6)%	(5.5)%
Egypt (2)	610	635	-	(3.9)%	-
Slovakia	368	375	375	(1.8)%	(1.8)%
Personal Communication Services (3)	347	358	358	(2.9)%	(2.9)%
Home Communication Services (3)	20	17	17	20.8%	20.8%
Switzerland	469	503	445	(6.7)%	5.5%
Senegal	N/C	326	326	N/C	N/C
Personal Communication Services	N/C	217	217	N/C	N/C
Home Communication Services	N/C	210	210	N/C	N/C
Eliminations	N/C	(101)	(101)	N/C	N/C
Ivory Coast	204	241	241	(15.2)%	(15.2)%
Personal Communication Services	143	172	172	(16.6)%	(16.6)%
Home Communication Services	104	113	113	(7.7)%	(7.7)%
Eliminations	(44)	(44)	(44)	(1.5)%	(1.5)%
Dominican Republic	209	205	224	2.1%	(6.7)%
Jordan	203	197	208	3.1%	(2.4)%
Personal Communication Services	98	89	94	10.1%	4.2%
Home Communication Services	129	126	134	2.1%	(3.4)%
Eliminations	(23)	(18)	(19)	30.3%	23.3%
Mali	N/C	147	147	N/C	N/C
Cameroon	137	116	116	17.9%	17.9%
Moldova	76	73	72	4.3%	5.7%
Kenya	38	42	48	(9.2)%	(20.7)%
Personal Communication Services (3)	9	4	5	103.7%	77.8%
Home Communication Services (3)	29	37	43	(22.3)%	(32.2)%
Madagascar	31	32	31	(0.9)%	(0.0)%
Botswana	52	51	52	2.0%	0.9%
Other and Sofrecom	192	143	148	34.9%	29.8%
Eliminations	(56)	(54)	(51)	-	-

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Consolidation of Mobinil (parent company of ECMS) and its subsidiaries since July 13, 2010.

(3)

External data (see Section 2.5.7 Financial glossary).

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REST OF THE WORLD (In thousands and at end of period)	Half years ended June 30
	2011	2010 Data on a comparable basis (1)	2010 historical basis	Chg. (%) Data on a comparable basis (1)	Chg. (%) historical basis
Personal Communication Services
Number of mobile customers	87,101	74,747	58,106	16.5%	49.9%
Belgium	3,805	3,597	3,597	5.8%	5.8%
Romania	10,112	10,471	10,471	(3.4)%	(3.4)%
Egypt (2)	30,541	26,148	9,507	16.8%	N/S
Slovakia	2,849	2,841	2,841	0.3%	0.3%
Switzerland	1,573	1,560	1,560	0.8%	0.8%
Senegal	5,689	4,725	4,725	20.4%	20.4%
Ivory Coast	5,498	4,198	4,198	31.0%	31.0%
Dominican Republic	3,005	2,863	2,863	4.9%	4.9%
Jordan	2,521	2,094	2,094	20.4%	20.4%
Mali	5,683	4,076	4,076	39.4%	39.4%
Cameroon	4,137	3,028	3,028	36.6%	36.6%
Moldova	1,741	1,614	1,614	7.9%	7.9%
Kenya	865	460	460	88.1%	88.1%
Madagascar	2,316	2,104	2,104	10.1%	10.1%
Botswana	821	816	816	0.7%	0.7%
Mauritius (at 40%)	274	260	260	5.6%	5.6%
Other subsidiaries (3)	5,672	3,894	3,894	45.7%	45.7%
Home Communication Services
Number of fixed-line telephony customers	2,249	2,242	2,242	0.3%	0.3%
Belgium	674	672	672	0.3%	0.3%
Senegal	288	274	274	5.1%	5.1%
Ivory Coast	287	283	283	1.3%	1.3%
Jordan	482	499	499	(3.5)%	(3.5)%
Kenya	382	377	377	1.2%	1.2%
Mauritius (at 40%)	133	133	133	(0.0)%	(0.0)%
Other subsidiaries (4)	3	4	4	(15.6)%	(15.6)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Number of Mobinil customers (parent company of ECMS) and its subsidiaries calculated at 36.36% up until July 13, 2010 (equity method) and at 100% since July 13, 2010 (full consolidation).

(3)

Other mobile telephony subsidiaries include the subsidiaries of Armenia, Austria, the Central African Republic, Equatorial Guinea, Guinea, Guinea-Bissau, Luxembourg, Niger, Tunisia, Uganda and Vanuatu.

(4)

The other fixed-line telephony subsidiaries include the subsidiaries of Vietnam, Vanuatu and the subsidiaries of Sofrecom.

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ENTERPRISE

ENTERPRISE	Half years ended June 30
	2011	2010 Data on a comparable basis (1)	2010 historical basis	Chg. (%) Data on a comparable basis (1)	Chg. (%) historical basis
Revenues (2)	3,548	3,604	3,576	(1.6)%	(0.8)%
Legacy networks	1,136	1,276	1,264	(11.0)%	(10.1)%
Mature networks	1,390	1,389	1,385	0.0%	0.4%
Growth networks	177	151	151	16.9%	17.3%
Services	845	788	776	7.4%	9.0%
France
Number of Business telephone lines (3)	4,208	4,607	4,550	(8.7)%	(7.5)%
Number of Business Everywhere customers (4)	809	770	770	5.1%	5.1%
Number of permanent accesses to data networks (4) (5)	338	335	335	0.9%	0.9%
of which number of IP-VPN accesses (4) (5)	272	272	272	(0.1)%	(0.1)%
World
Number of IP-VPN accesses (4)	313	320	320	(2.3)%	(2.3)%

(1)

See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

In thousands. At end of period. This figure includes standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being counted as one line.

(4)

In thousands. At end of period.

(5)

Access of customers outside the France Telecom Group, not including operators’ market.

INTERNATIONAL CARRIERS & SHARED SERVICES

INTERNATIONAL CARRIERS & SHARED SERVICES (in millions of euros)	Half years ended June 30
	2011	2010 Data on a comparable basis (1)	2010 historical basis	Chg. (%) Data on a comparable basis (1)	Chg. (%) historical basis
Revenues	774	797	780	(2.8)%	(0.8)%
International Carriers (2)	647	692	675	(6.6)%	(4.3)%
Shared Services (2)	127	105	105	21.7%	21.6%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) External data (see Section 2.5.7 Financial glossary).

2.5.3

Litigation and unrecognized contractual commitments

The main events that took place in the first half of 2011 affecting disputes and unrecognized contractual obligations are described in Note 9 to the consolidated financial statements.

2.5.4

Related-party Transactions

In the first half of 2011 no transaction with related parties materially influenced the Group’s financial position or profitability over the course of this period (see Note 10 to the consolidated financial statements).

2.5.5

Subsequent events

The main events occurring after June 30, 2011 are described in Note 11 to the consolidated financial statements.

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2.5.6

Financial aggregates not defined by IFRS

In this document, France Telecom, in addition to the financial items published in accordance with the International Financial Reporting Standards, publishes financial items that are not defined by IFRS. As indicated below, such data are meant to supplement and not act as a substitute for or be confused with the financial items defined by IFRS.

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and the share of profits (losses) of associates (Reported EBITDA)

Reported EBITDA

Operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment losses and the share of profits (losses) of associates, referred to hereafter as “Reported EBITDA”, represents operating income before depreciation and amortization, before remeasurement resulting from business combinations, before impairment of goodwill and fixed assets, and before the share of profits (losses) of associates.

Reported EBITDA is one of the operating profitability indicators used by the Group to i) manage and assess the results of its operating segments, ii) implement its investment and resource-allocation strategy, and iii) assess the performance of Group Executive Directors. France Telecom management believes that Reported EBITDA is meaningful for investors since it provides an analysis of its operating results and segment profitability, identical to that used by management. As a consequence and in accordance with IFRS 8 provisions, Reported EBITDA is presented in the analysis by operating segment, in addition to operating income.

Reported EBITDA also enables France Telecom to compare its results with those of other companies in the telecommunications sector. Reported EBITDA, or the equivalent management indicators used by France Telecom competitors, are regularly communicated indicators and widely used by analysts, investors and other participants in the telecommunications industry. Nevertheless, Reported EBITDA is a financial aggregate not defined by IFRS as a means of measuring financial performance and cannot be compared to similarly-titled indicators used by other companies. Reported EBITDA is provided as additional information only, and should not be considered as a substitute for operating income or cash provided by operating activities.

The reconciliation between Reported EBITDA and consolidated net income as presented in the Consolidated income statement is shown below.

(in millions of euros)	Half years ended June 30
	2011	2010 historical basis
Revenues	22,569	22,144
External purchases	(9,640)	(9,162)
Other operating income	324	276
Other operating expense	(1,225)	(1,080)
Labor expenses	(4,514)	(4,379)
Gains and losses on disposal of assets	205	2
Restructuring costs and similar items	(38)	(56)
Reported EBITDA	7,681	7,745
Depreciation and amortization	(3,399)	(3,042)
Impairment of fixed assets	(47)	(1)
Share of profits (losses) of associates	(61)	12
Operating income	4,174	4,714
Finance costs, net	(941)	(968)
Income tax	(1,138)	(911)
Consolidated net income after tax of continuing operations	2,095	2,835
Consolidated net income after tax of discontinued operations	-	1,130
Consolidated net income after tax	2,095	3,965
Net income attributable to owners of the parent company	1,945	3,725
Non-controlling interests	150	240

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Restated EBITDA

Reported EBITDA includes:

•

a profit of 68 million euros for the first half of 2011:

•

a profit from the sale of assets of 197 million euros in relation to the disposal by TP S.A. of its subsidiary TP Emitel (see Section 2.1.4 Key events and Note 2 to the consolidated financial statements),

•

an additional provision of 115 million euros in relation to the fine of the European Commission against TP S.A. for abuse of its dominant position in the wholesale market for Internet access in Poland (see Section 2.1.4 Key Events and Note 9 to the consolidated financial statements),

•

and an additional provision of 13 million euros in relation to the “Part-Time Seniors” and “Intermediate Part-Time” plans in France following the agreement for the employment of seniors signed in November 2009 and its amendment signed in December 2010;

•

and in the first half of 2010, an additional provision of 37 million euros in relation to the “Part-time for seniors” and “Intermediate Part-Time” plans in France following the agreement on the employment of senior employees signed in November 2009 and its amendment signed in December 2010.

To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

(in millions of euros)	Half years ended June 30
	2011	2010 historical basis
Reported EBITDA (a)	7,681	7,745
Income from the sale of assets in relation to the sale of assets of TP Emitel by TP S.A. in Poland	197	-
Additional provision in relation to the fine of the European Commission against TP S.A. in Poland	(115)	-
Additional provision covering the “Part-Time for Seniors” and “Intermediate Part-Time” plans in France	(13)	(37)
Total restated items (b)	68	(37)
Restated EBITDA (a-b)	7,613	7,782

Capital expenditure on property, plant and equipment and intangible assets excluding licenses (CAPEX)

Capital expenditure on property, plant and equipment and intangible assets excluding telecommunications licenses and financial investments in the form of finance leases, referred to hereafter as “capital expenditure on property, plant and equipment and intangible assets excluding licenses” or “CAPEX”, correspond to acquisitions of property, plant and equipment and intangible assets excluding telecommunications licenses as presented in Segment information in the consolidated financial statements. The following calculation shows the transition from CAPEX to acquisitions of property, plant and equipment and intangible assets.

(in millions of euros)	Half years ended June 30
	2011	2010 historical basis
Acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses (CAPEX)	(2,469)	(2,182)
CAPEX of continuing operations	(2,469)	(2,114)
CAPEX of discontinued operations (1)	-	(68)
Telecommunication licenses	(131)	(285)
Acquisitions of property, plant and equipment and intangible assets	(2,600)	(2,467)
(1) Sale of Orange in the United Kingdom on April 1, 2010 (see Section 2.2.3.4 Consolidated net income of discontinued operations and Segment information of the consolidated financial statements).

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The management of the France Telecom Group uses CAPEX to measure the operational efficiency of the use of investments for each of its operating segments. CAPEX excludes investments financed through finance leases (non-material item) and investments in telecommunication licenses, the acquisition of these licenses not being included in the day-to-day monitoring of operational investments. CAPEX allows investors to monitor annual capital expenditures associated with France Telecom business activities and to assess their short-term returns. CAPEX are not a financial aggregate defined by IFRS and do not replace property, plant and equipment and intangible assets. CAPEX, as per the definition used by France Telecom, may not be comparable to similarly titled indicators used by other companies.

“Reported EBITDA - CAPEX” indicator

The “Reported EBITDA - CAPEX” indicator corresponds i) to operating income before depreciation and amortization expense, before remeasurement resulting from business combinations, before goodwill and fixed asset impairments, and before income (losses) from entities accounted for by the equity method (reported EBITDA), ii) decreased by property, plant and equipment and intangible investments excluding telecommunication licenses and excluding investments financed by lease finance (CAPEX).

“Reported EBITDA - CAPEX” is one of the management indicators of the Group that enables its operational performance to be followed and that of its operational sectors. The “Reported EBITDA - CAPEX” indicator is calculated in order to better understand the efforts of the operational sectors, on the basis of current property, plant and equipment and intangible investments, excluding telecommunication licenses and excluding lease-financed investments.

Organic cash flow

Organic cash flow represents the net cash provided by operating activities minus net cash used in investing activities excluding acquisitions of investment securities, proceeds from sales of investment securities, and other changes in investments and other financial assets.

Organic cash flow also represents net cash generated by operating activities less purchases of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) and plus proceeds from sales of property, plant and equipment and intangible assets.

(in millions of euros)	Half years ended June 30
	2011	2010 historical basis
Net cash provided by operating activities	6,545	5,574
Purchases of property, plant and equipment and intangible assets	(2,600)	(2,467)
Increase (decrease) in amounts due to fixed asset suppliers	(467)	(390)
Proceeds from sales of property, plant and equipment and intangible assets	34	23
Organic cash flow	3,512	2,740
General Court of the European Union’s ruling of November 30, 2009 (1)	-	(964)
Acquisition of spectrum and frequencies (2)	(136)	(285)

(1)

Legal dispute about the derogation from the business tax regime in France prior to 2003.

(2)

Includes i) in the first half of 2011, principally the acquisitions of spectrum and frequencies in Spain for 129 million euros, and ii) in the first half of 2010, the acquisitions of spectrum and frequencies in France for 285 million euros (see Section 2.2.5.2 Acquisitions of telecommunication licenses).

Organic cash flow is a financial item not defined by IFRS and does not act as a substitute for either net cash provided by operating activities or net cash used in investing activities. Organic cash flow, according to the definition used by France Telecom, may not be comparable with similarly titled indicators used by other companies.

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Restated ratio of net financial debt to EBITDA

The restated ratio of net financial debt to EBITDA is calculated on the basis:

•

of the net financial debt (see Section 2.5.7 Financial glossary) including 50% of the net financial debt of the Everything Everywhere joint venture in the United Kingdom;

•

related to the adjusted EBITDA (see adjusted EBITDA below) calculated for the previous 12 months and including:

•

the Reported EBITDA of Orange in the United Kingdom until April 1, 2010, the date of its sale, excluding the profit (loss) from the sale of the assets of Orange in the United Kingdom for 960 million euros at December 31, 2010 (see Section 2.2.3.4 Consolidated net income of discontinued operations and Segment information of the consolidated financial statements),

•

50% of the Everything Everywhere joint venture in the United Kingdom since April 1, 2010, the date of its creation (see Segment information of the consolidated financial statements),

•

and the Reported EBITDA of ECMS in Egypt in the first half of 2010.

France Telecom uses an adjusted EBITDA figure in this ratio in order to improve comparability with previous periods.

(in millions of euros)	Periods ended
	June 30, 2011 (1)	Dec. 31, 2010 historical basis
Net financial debt (2)	30,285	31,840
Net financial debt of Everything Everywhere (50%)	493	441
Restated net financial debt (A)	30,778	32,281
Reported EBITDA of continuing operations	14,273	14,337
Reported EBITDA of operations disposed of or in the course of being disposed of excluding the profit (loss) from the sale of Orange assets in the United Kingdom (960 million euros at December 31, 2010)	-	137
Reported EBITDA including Orange in the United Kingdom up to April 1, 2010	14,273	14,474
Reported EBITDA of Everything Everywhere since April 1, 2010 (50%)	652	494
Reported EBITDA of ECMS for the first half of 2010	-	290
Reported EBITDA including Orange in the United Kingdom until April 1, 2010, 50% of Everything Everywhere since April 1, 2010, and ECMS in the first half of 2010 (b)	14,925	15,258
Profit (loss) from the sale of assets in relation to the sale of TP Emitel by TP S.A. in Poland	197	-
Additional provision in relation to the fine of the European Commission against TP S.A. in Poland	(115)	-
Provision for the restructuring of the Orange sport and Orange cinema series businesses	(547)	(547)
Provision covering the “Part-Time for Seniors” and “Intermediate Part-Time” plans in France	(468)	(492)
Additional provision covering the dispute between DPTG and TP S.A. in Poland	(266)	(266)
Total restated items (c)	(1,199)	(1,305)
Adjusted EBITDA including Orange in the United Kingdom up to April 1, 2010, 50% of Everything Everywhere since April 1, 2010 and ECMS in the first half of 2010 (b-c = D)	16,124	16,563
Restated ratio of net financial debt to EBITDA (A)/(D)	1.91	1.95
(1) EBITDA calculated for the previous 12 months using historical data. (2) See Section 2.5.7 Financial glossary and Note 7 to the consolidated financial statements.

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2.5.7

Financial glossary

ARPU (mobile services): the Average Revenues Per User (ARPU) are calculated by dividing mobile services revenues (see mobile services revenues) generated over the last 12 months by the weighted average of the number of customers (excluding Machine-to-Machine customers) over the same period. The weighted average of the number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. The ARPU is expressed as yearly average revenues per customer.

ARPU of Consumer fixed-line services (fixed-line and Internet services): the average monthly revenues per line for Consumer fixed-line services (ARPU) is calculated by dividing the average monthly revenues, over the last 12 months, by the weighted average of the number of Consumer fixed lines over the same period. The weighted average of the number of Consumer fixed lines is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. The ARPU of Consumer fixed-line services is expressed as monthly revenues per line.

AUPU (mobile services): the monthly Average Usage Per User (AUPU) is calculated by dividing the average monthly usage in minutes over the last 12 months (incoming calls, outgoing calls and roaming, excluding traffic of Mobile Virtual Network Operators (MVNO)) by the weighted average of the number of customers over the same period. The AUPU is expressed in minutes, as monthly usage per customer.

Average number of employees (full-time equivalents): average number of active employees over the period, on a pro-rata basis of their working time, including permanent contracts and fixed-term contracts.

CAPEX: capital expenditures on property, plant and equipment and intangible assets excluding telecommunications licenses and excluding investments financed through finance leases (see Section 2.5.6 Financial aggregates not defined by IFRS and Segment information of the consolidated financial statements).

Capital expenditures on property, plant and equipment and intangible assets excluding licenses: see CAPEX.

Change in operating working capital requirement: change in inventories, plus change in trade receivables, plus change in trade payables (excluding amounts due to fixed asset suppliers).

Change in total working capital requirement: change in inventories, plus change in trade receivables and other receivables, plus change in trade payables (excluding amounts due to fixed asset suppliers) and other liabilities.

Commercial expenses and purchases of content rights: see External purchases.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 2.5.1 Transition from data on a historical basis to data on a comparable basis). This transition from data on a historical basis to data on a comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply the methods and scope of consolidation for the period ended as well as the average exchange rates used for the income statement for the period ended to the data for the corresponding period from the preceding year. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis are not intended to act as a substitute for the data on a historical basis for the year ended or the previous periods.

Equipment revenues (mobile services): equipment revenues include the sale of mobile handsets and accessories.

External data: external data is expressed after elimination of inter-operating segments transactions.

External purchases: external purchases include:

•

Commercial expenses and purchases of content rights: external purchases including purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding expenses and purchases of content rights;

•

Service fees and inter-operator costs: external purchases including network expenses and interconnection expenses;

•

Other network expenses and IT expenses: external purchases including outsourcing fees relating to technical operation and maintenance and IT expenses;

•

Other external purchases: external purchases including overheads, real estate fees, purchases and repayments of other services and services fees, the costs of equipment and other inventory supplies, call center outsourcing fees and other external charges, net of capitalized goods and services produced.

Financial investments: acquisitions of investment securities (net of cash acquired) and changes in ownership interests without acquiring control of subsidiaries.

Labor expenses: labor expenses include wages and employee benefit expenses, employee profit-sharing and the cost of share-based compensation. Labor expenses are net of capitalized costs.

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Mobile services revenues (mobile services): Mobile services revenues represent revenues (voice, data and SMS) generated through the use of the mobile network. They include revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from incoming calls from mobile virtual network operators (MVNO). Mobile services revenues represent the most meaningful recurring revenues for the mobile business and are directly correlated with business indicators. This is used to calculate annual Average Revenues Per User (ARPU, see definition).

Net financial debt: Net financial debt as defined and used by France Telecom (see Note 7 to the consolidated financial statements) represents financial liabilities excluding operating liabilities (A) (translated at the closing price), less (B): i) all derivative assets, ii) cash collateral paid on derivative instruments, iii) certain security deposits related to the financing, iv) cash, cash equivalents and financial assets at fair value, and v) since 2010, the loan granted by the Group to the Everything Everywhere joint venture. Derivatives qualifying as cash flow hedges and net investment hedges are put in place to hedge items not included in net financial debt (future cash flows, net currency assets). And yet, the market value of these derivatives is included in it. The “effective portion of cash flow hedges” and “unrealized gains (losses) on net investment hedges” (C) are added to net financial debt to offset this timing difference.

“Non-voice” services revenues (mobile services): “non-voice” services revenues represent mobile services revenues (see mobile services revenues) excluding “voice” revenues. For example, it includes revenues generated by sending text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) as well as content revenues from customers (downloading of ringtones, sports results, etc.).

Number of employees (active employees at end of period): number of employees working on the last day of the period, including permanent contracts and fixed-term contracts.

Organic cash flow: net cash provided by operating activities minus purchases of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) and increased by the proceeds from sales of property, plant and equipment and intangible assets (see Section 2.5.6 Financial aggregates not defined by IFRS).

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expenses (net of other operating income): see Other operating income and expenses.

Other operating income and expenses: Other operating income and expenses include:

•

other operating income: primarily includes late-payment interest on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damages, as well as penalties and reimbursements received; and

•

other operating expenses: other expenses including business tax, frequency use charges, other taxes, allowances and losses on trade receivables, as well as other expenses.

Reported EBITDA: operating income before depreciation and amortization, before remeasurement resulting from business combinations, before impairment of goodwill and fixed assets, and before the share of profits (losses) of associates (see Section 2.5.6 Financial aggregates not defined by IFRS and Segment Information of the consolidated financial statements).

Reported EBITDA - CAPEX: indicator i) of the operating income before depreciation and amortization, before remeasurement resulting from business combinations, before impairment of goodwill and fixed assets, and before the share of profits (losses) of associates (Reported EBITDA) ii) decreased by property, plant and equipment and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (CAPEX) (see Section 2.5.6 Financial aggregates not defined by IFRS).

Service fees and inter-operator costs: see External purchases.

Statutory data: statutory data is expressed before elimination of inter-operating segments transactions.

Step-up (clause): clause that triggers a rise in interest payments in the event of a downgrading in France Telecom’s long-term credit rating by the rating agencies, according to contractually defined rules. This clause may also stipulate a reduction in the interest rate in the event of an improved rating, although the interest rate may not drop below the initial rate of the loan.

Wages and employee benefit expenses: see Labor expenses.

Exhibit 99.2

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratios of our earnings to fixed charges for the year ended December 31, 2010 and for the six months ended June 30, 2011, computed on the basis of the International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”).1

Six months ended June 30,	Year ended December 31,
2011	2010
3.89x	3.31x

In calculating the ratio of earnings to fixed charges, we used the following definitions:

The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, and (c) an estimate of the interest within rental expense.

The term “earnings” is the amount resulting from adding and subtracting the following items:

Add the following:

(a)

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees,

(b)

fixed charges,

(c)

distributed income of equity investees, and

From the total of the added items, subtract the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

1   As of June 30, 2011, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the IASB with the exception of the IAS 39 standard, only partially endorsed by the European Union, which has no effect on France Telecom’s accounts. Consequently, France Telecom’s financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

Exhibit 99.3

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended June 30,	Year ended December 31,
(millions of €)	2011	2010
Total Earnings	4,807	8,682
Income from continuing operations before income taxes, minority interests and share in equity affiliates	3,294	5,577
Distributed income of equity investees	274	472
Fixed charges	1,237	2,626
Minority interest in pre-tax income from subsidiaries that have not incurred fixed charges	2	7

Total Fixed charges	1,237	2,626
Interest expensed and capitalized	937	2,064
Amortized premiums, discounts and capitalized expenses related to indebtedness	30	53
Estimate of the interest included in rental expense	270	509
Ratio of earnings to fixed charges	3.89x	3.31x